02045853

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

COUNSEL CORPORATION

(Translations of registrant's name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

COUNSEL CORPORATION

NORMAL COURSE ISSUER BID – 2001

RECORD BOOK INDEX

<u>*Abbreviations*</u>:

"Counsel" - Counsel Corporation

"TSE" - The Toronto Stock Exchange

"NCIB" - Normal Course Issuer Bid

DOCUMENT	TAB
Report for convertible debentures filed with Quebec Securities Commission	11
Proof of filing of above reports on SEDAR	12

COUNSEL CORPORATION

NOTICE OF INTENTION TO MAKE A
NORMAL COURSE ISSUER BID

1. The Issuer

Counsel Corporation (the "Company") hereby gives notice of its intention to purchase through the facilities of The Toronto Stock Exchange (the "Exchange") certain of its outstanding Common Shares as set out in this notice. As of December 11, 2001, there are 22,889,672 Common Shares outstanding. The Common Shares are listed on the Exchange.

2. Shares Sought

The number of Common Shares to be purchased in any given 30-day period pursuant to this Notice shall not exceed 457,793 Common Shares, being 2% of the Common Shares outstanding as of December 11, 2001. Over a 12-month period, the number of Common Shares to be purchased for cancellation pursuant to this Notice shall not exceed 1,144,484 Common Shares representing approximately 5% of the Common Shares outstanding.

3. Duration

No purchase will be made pursuant to this Notice prior to December 14, 2001 or after December 13, 2002.

4. Method of Acquisition

The Company proposes to purchase outstanding Common Shares which may be available for purchase through the facilities of the Exchange at such times and in such numbers determined by the Company, subject to applicable Exchange restrictions. The purchase and payment for Common Shares will be made by the Company in accordance with the by-laws and rules of the Exchange and the price which the Company will pay for any Common Shares acquired by it will be the market price of Common Shares at the time of acquisition. The Company will make no purchases of Common Shares other than open market purchases during the period in which this Normal Course Issuer Bid is outstanding.

5. Consideration Offered

Pursuant to the Exchange's Policy Statement on Normal Course Issuer Bids, each purchase made by the Company pursuant to this Notice shall be made at a price which is not higher than the last independent trade of a board lot of Common Shares.

The Company intends to fund the purchases with cash generated by its operations.

6. Reasons for the Normal Course Issuer Bid

The Board of Directors of the Company has concluded that the ongoing purchase by the Company of certain of its outstanding Common Shares is an attractive investment opportunity for the Company and an appropriate use of the funds of the Company. Purchases of Common Shares pursuant to the Normal Course Issuer Bid will benefit all remaining shareholders by increasing their proportionate equity interest in the Company.

7. Valuation

After reasonable inquiry, the directors and officers of the Company have no knowledge of any appraisal or valuation regarding the Company, its material assets or securities, prepared within the two years preceding the date of this Notice.

8. Previous Purchases

The Company has purchased 1,527,952 Common Shares in the 12 months preceding the date of this Notice pursuant to a prior normal course issuer bid at an average price per share of $2.94.

9. Persons Acting Jointly in concert with the Company

Not applicable.

10. Acceptance by Insiders, Affiliates and Associates

No director or senior officer of the Company, nor to the knowledge of the directors and senior officers of the Company after reasonable inquiry, any associate of a director or senior officer of the Company, or person acting jointly or in concert with the Company, or person holding 10% or more of any class of equity securities of the Company currently intends to dispose of any of his or its Common Shares during the period of this Notice. However, it is possible that sales or purchases by insiders may occur during the period of this Notice as personal circumstances or decisions, unrelated to the Company's purposes as stated in this Notice, determine.

11. Material Changes in the Affairs of the Company

There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company.

12. Certificate

The undersigned, duly authorized by the Board of Directors of the Company, hereby certifies that this Notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange on Normal Course Issuer Bids. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Toronto this 12th day of December, 2001.

Stephen Weintraub
Senior Vice-President and Secretary

COUNSEL CORPORATION

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

1. The Issuer

Counsel Corporation (the "Company") hereby gives notice of its intention to purchase through the facilities of The Toronto Stock Exchange (the "Exchange") certain of its outstanding 6% convertible unsecured subordinated debentures (the "Debentures") as set out in this notice. As of December 11, 2001, there are US$43,631,000 principal amount of Debentures outstanding. The Debentures are listed on the Exchange.

2. Shares Sought

The number of Debentures to be purchased in any given 30-day period pursuant to this Notice shall not exceed US$872,620 principal amount of Debentures, being 2% of the Debentures outstanding as of December 11, 2001. Over a 12-month period, the number of Debentures to be purchased pursuant to this Notice shall not exceed US$4,258,300 principal amount of Debentures representing approximately 10% of the public float of US$42,583,000 principal amount of Debentures outstanding.

3. Duration

No purchase will be made pursuant to this Notice prior to December 14, 2001 or after December 13, 2002.

4. Method of Acquisition

The Company proposes to purchase outstanding Debentures which may be available for purchase through the facilities of the Exchange at such times and in such numbers determined by the Company, subject to applicable Exchange restrictions. The purchase and payment for the Debentures will be made by the Company in accordance with the by-laws and rules of the Exchange and the price which the Company will pay for any Debentures acquired by it will be the market price of Debentures at the time of acquisition. The Company will make no purchases of the Debentures other than open market purchases during the period in which this Normal Course Issuer Bid is outstanding.

5. Consideration Offered

Pursuant to the Exchange's Policy Statement on Normal Course Issuer Bids, each purchase made by the Company pursuant to this Notice shall be made at a price which is not higher than the last independent trade of a board lot of Debentures.

The Company intends to fund the purchases with cash generated by its operations.

6. Reasons for the Normal Course Issuer Bid

The Board of Directors of the Company has concluded that the ongoing purchase by the Company of certain of its outstanding Debentures is an attractive investment opportunity for the Company and an appropriate use of the funds of the Company. Purchases of Debentures pursuant to the Normal Course Issuer Bid will benefit the shareholders of the Company by retiring debt at a discount.

7. Valuation

After reasonable inquiry, the directors and officers of the Company have no knowledge of any appraisal or valuation regarding the Company, its material assets or securities, prepared within the two years preceding the date of this Notice.

8. Previous Purchases

The Company has purchased US$4,870,000 principal amount of Debentures in the 12 months preceding the date of this Notice pursuant to a prior normal course issuer bid for an aggregate purchase price of US$2,686,200.

9. Persons Acting Jointly in concert with the Company

Not applicable.

10. Acceptance by Insiders, Affiliates and Associates

No director or senior officer of the Company, nor to the knowledge of the directors and senior officers of the Company after reasonable inquiry, any associate of a director or senior officer of the Company, or person acting jointly or in concert with the Company, or person holding 10% or more of any class of equity securities of the Company currently intends to dispose of any of his or its Debentures during the period of this Notice. However, it is possible that purchases or sales by insiders may occur during the period of this Notice as personal circumstances or decisions, unrelated to the Company's purposes as stated in this Notice, determine.

11. Material Changes in the Affairs of the Company

There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company.

12. Certificate

The undersigned, duly authorized by the Board of Directors of the Company, hereby certifies that this Notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange on Normal Course Issuer Bids. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Toronto this 12th day of December, 2001.

Stephen Weintraub
Senior Vice-President and Secretary

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

Counsel Corporation ("Counsel")
Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario
M5X 1E3

Item 2 - Date of Material Change

December 12, 2001.

Item 3 - Press Release

A Press Release was issued at Toronto on December 12, 2001 in respect of Counsel's intention to renew its normal course issuer bid for its common shares.

Item 4 - Summary of Material Change

On December 12, 2001, The Toronto Stock Exchange (the "TSE") accepted a notice of intention to renew Counsel's normal course issuer bid for its common shares (the "Common Shares") through the facilities of the TSE. Pursuant to the notice, Counsel may acquire an aggregate of up to 1,144,484 Common Shares over the next 12 months, representing approximately 5% of the Common Shares outstanding.

Item 5 - Full Description of Material Change

The TSE accepted the filing by Counsel of a notice of intention to renew its normal course issuer bid for its Common Shares on December 12, 2001. As at December 11, 2001 there were 22,889,672 Common Shares outstanding. Counsel may purchase up to an aggregate of 1,144,484 Common Shares, representing approximately 5% of the Common Shares currently outstanding. The number of Common Shares to be purchased in any given 30-day period pursuant to the notice will not exceed 457,793 Common Shares, being 2% of the total number of Common Shares outstanding.

Counsel proposes to purchase outstanding Common Shares which may be available for purchase through the facilities of the TSE at times and in numbers determined by Counsel, subject to applicable TSE restrictions. The purchase and payment for the Common Shares will be made by Counsel in accordance with the by-laws and rules of the TSE and the price which Counsel will pay for any Common Shares acquired by it will not be higher than the last independent trade of a board lot of the Common Shares.

Item 6 - Confidentiality

Not applicable.

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The following senior officer of Counsel is knowledgeable about the material change and this report:

Stephen Weintraub
Senior Vice President and Secretary
(416) 866-3058

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 14th day of December, 2001.

Stephen Weintraub
Senior Vice President and Secretary

Form 42

REPORT OF TAKE-OVER BID,
ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(c)
OF THE ACT

(Subsection 203.1(1) of the Regulation)

1. Name and address of the offeree issuer:

   N/A

2. Name and address of the offeror:

   Counsel Corporation
   The Exchange Tower
   Suite 1300
   130 King Street West
   Toronto, Ontario
   M5X 1E3

3. What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)

   Common Shares - CUSIP number 22226R102

4. What is the date of the bid?

   The bid commenced December 14, 2001 and will cease December 13, 2002.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   1,144,484 Common Shares

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   The market price of the Common Shares at any time.

7. What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

   13,893,130

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

   $800.00

9. The information given in this report is true and complete.

Date: December 14, 2001

Signed: **COUNSEL CORPORATION**

By: ______________________________
Stephen Weintraub
Senior Vice-President and Secretary

QUEBEC SECURITIES COMMISSION REPORT

REPORT OF TAKE-OVER BID OR ISSUER BID
(Section 189.1.1. of the Regulation)

1. **Name and address of the offeree company:**

   N/A

2. **Name and address of the offeror:**

   Counsel Corporation
   The Exchange Tower
   Suite 1300
   130 King Street West
   Toronto, Ontario
   M5X 1E3

3. **What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)**

   Common Shares - CUSIP number 22226R102

4. **What is the date of the bid?**

   The bid commenced December 14, 2001 and will cease December 13, 2002.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   1,144,484 Common Shares

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   The market price of the Common Shares at any time.

7. **What is the fee payable in respect of the bid, as calculated under section 271.4(1) of the Regulation?**

   $1000

8. The information given in this report is true and complete.

Date: December 14, 2001

Signed: COUNSEL CORPORATION

By:____________________________________
Stephen Weintraub
Senior Vice-President and Secretary

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

Counsel Corporation ("Counsel")
Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario
M5X 1E3

Item 2 - Date of Material Change

December 12, 2001.

Item 3 - Press Release

A Press Release was issued at Toronto on December 12, 2001 in respect of Counsel's intention to renew its normal course issuer bid for its 6% convertible unsecured subordinated debentures (the "Debentures").

Item 4 - Summary of Material Change

On December 12, 2001, The Toronto Stock Exchange (the "TSE") accepted a notice from Counsel of its intention to make a normal course issuer bid for its Debentures through the facilities of the TSE. Pursuant to the notice, Counsel may acquire an aggregate of up to US$4.26 million principal amount of Debentures over the next 12 months, representing approximately 10% of the public float of its Debentures.

Item 5 - Full Description of Material Change

The TSE accepted the filing by Counsel of a notice of intention to renew its normal course issuer bid for its Debentures on December 12, 2001. As at December 11, 2001 there were US$43.6 million principal amount of Debentures outstanding. Counsel may purchase up to an aggregate of US$4.26 million principal amount of Debentures, representing 10% of the public float of Debentures currently outstanding. The number of Debentures to be purchased in any given 30-day period pursuant to the notice will not exceed US$0.87 million principal amount of Debentures, being 2% of the total number of Debentures outstanding.

Counsel proposes to purchase outstanding Debentures which may be available for purchase through the facilities of the TSE at times and in numbers determined by Counsel, subject to applicable TSE restrictions. The purchase and payment for the Debentures will be made by

Counsel in accordance with the by-laws and rules of the TSE and the price which Counsel will pay for any Debentures acquired by it will not be higher than the last independent trade of a board lot of the Debentures.

Item 6 - Confidentiality

Not applicable.

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The following senior officer of Counsel is knowledgeable about the material change and this report:

Stephen Weintraub
Senior Vice President and Secretary
(416) 866-3058

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 14th day of December, 2001.

Stephen Weintraub
Senior Vice President and Secretary

G24\MCGRATHS\3327995.1

Form 42

REPORT OF TAKE-OVER BID,
ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(c)
OF THE ACT

(Subsection 203.1(1) of the Regulation)

1. Name and address of the offeree issuer:

   N/A

2. Name and address of the offeror:

   Counsel Corporation
   The Exchange Tower
   Suite 1300
   130 King Street West
   Toronto, Ontario
   M5X 1E3

3. What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)

   6% convertible unsecured subordinated debentures (the "Debentures") - CUSIP number 22226R AA O

4. What is the date of the bid?

   The bid commenced December 14, 2001 and will cease December 13, 2002.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   US$4.26 million principal amount of Debentures

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   The market price of the Debentures at any time.

7. What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

   US$43,436,000

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

   $800.00

9. The information given in this report is true and complete.

Date: December 14, 2001

Signed: **COUNSEL CORPORATION**

By: ______________________

Stephen Weintraub
Senior Vice-President and Secretary

G24\MCGRATHS\3327991.1

QUEBEC SECURITIES COMMISSION REPORT

REPORT OF TAKE-OVER BID OR ISSUER BID
(Section 189.1.1. of the Regulation)

1. **Name and address of the offeree company:**

   N/A

2. **Name and address of the offeror:**

   Counsel Corporation
   The Exchange Tower
   Suite 1300
   130 King Street West
   Toronto, Ontario
   M5X 1E3

3. **What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)**

   6% convertible unsecured subordinated debentures (the "Debentures") - CUSIP number 22226R AA O

4. **What is the date of the bid?**

   The bid commenced December 14, 2001 and will cease December 13, 2002.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   US$4.26 million principal amount of Debentures

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   The market price of the Debentures at any time.

7. **What is the fee payable in respect of the bid, as calculated under section 271.4(1) of the Regulation?**

   $1,000.00

8. The information given in this report is true and complete.

Date: December 14, 2001

Signed: **COUNSEL CORPORATION**

By:____________________________

Stephen Weintraub
Senior Vice-President and Secretary

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

July 10, 2001

COPY

DELIVERED

The Toronto Stock Exchange
Company Reporting
3rd Floor
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J3

Dear Sirs:

Re: Counsel Corporation Stock Option Plans

Enclosed please find information on the grants, exercises, etc., pursuant to Counsel Corporation's stock option plans for the month of June 2001.

Yours very truly,

Encl.

Counsel Corporation

Symbol:	CXS
For the month ending:	June 30, 2001
Date:	July 10, 2001

Outstanding Stock Option Summary

					1992 Plan	1997 Plan
Opening Stock Option Balance (May 31, 2001)					128,335	3,204,665
Options Granted:						
Date	Name	Date of Grant	Price	Number		
June 19/01	Norman Hill	June 19/01	$4.73	3,000		
June 19/01	Philip Reichmann	June 19/01	$4.73	3,000		
June 19/01	Gerald Turner	June 19/01	$4.73	3,000		
Subtotal				9,000	9,000	
Options Exercised:						
Date	Name	Date of Grant	Price	Number		
Subtotal				0		
Options Cancelled/Expired:						
Date	Name	Date of Grant	Price	Number		
Mar. 1/01	Edward Waitzer	Correction			-9,000	9,000
June 22/01	Renee Grossman	July 5/99	$9.35	10,000		
June 22/01	Renee Grossman	July 5/00	$4.85	15,000		
June 30/01	Morris Perlis	Jan. 3/97	$16.80avge	600,000		
Subtotal				625,000		-625,000
Closing Stock Option Plan Balance (June 30, 2001)					128,335	2,588,665

Shares Reserved

Stock Option Plan	2,704,000	4,200,000
Stock Options Exercised	-2,556,000	-20,000
Closing Reserve Balance (June 30, 2001)	148,000	4,180,000

Issued Capital Summary

Opening issued capital balance (May 31, 2001)	22,902,972
Stock options exercised	0
Normal course issuer bid purchases	0
Closing issued capital balance (June 30, 2001)	22,902,972

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

December 12, 2001

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-00 to 13-Dec-01)

During the month of December 2001, 13,300 shares were purchased pursuant to the captioned bid at an average price of $2.963316 per share. Details of the purchases are as follows:

Date	Quantity	Price
December 10	3,500	2.95
	3,500	3.00
December 11	6,300	2.95

These shares have been cancelled.

The total number of shares purchased under the captioned bid to date is 1,527,952.

Yours very truly,

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE: The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM: 1 | Company Name: Counsel Corporation | Stock Symbol: **CXS** **CXS.DB.U**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	Common Shares	CV Debentures
	Issued and Outstanding – Opening Balance*	**22,902,972**	**US$43,631,000**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	409,600	870,000
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**22,493,372**	**US$42,761,000**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: NONE		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: NONE		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.1 **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1992 Stock Option Plan

Stock Options Outstanding — Opening Balance	**128,335**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Options Outstanding — Closing Balance	**128,335**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.2 **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1997 Stock Option Plan

Stock Options Outstanding — Opening Balance	**2,588,665**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Dec. 10/01	Sam Khoury	Dec. 10/07	3.00	15,000
Dec. 21/01	William Barker	Dec. 21/11	2.95	50,000
	Norman Chirite	Dec. 21/11	2.95	269,375
	Mufit Cinali	Dec. 21/11	2.95	50,000
	Jennifer Dore	Dec. 21/11	2.95	7,500
	Helen Seltzer	Dec. 21/11	2.95	25,000
	Samuel Shimer	Dec. 21/11	2.95	150,000
	Joshua Silber	Dec. 21/11	2.95	158,750
	Gary Wasserson	Dec. 21/11	2.95	150,000
	Howard Wortzman	Dec. 21/11	2.95	10,000
			SUBTOTAL	885,625

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Dec. 1/01	Renee Grossman	Jul. 5/99	Jul. 5/05	9.35	15,000
		Jul. 5/00	Jul. 5/06	4.85	10,000
Dec. 1/01	Douglas Knight	Mar. 22/00	Mar. 22/06	7.75	300,000
				SUBTOTAL	325,000
Stock Options Outstanding — Closing Balance					**3,149,290**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	1992 Plan	1997 Plan
Opening Share Reserve Balance at beginning of period	148,000	4,180,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**148,000**	**4,180,000**

All information reported in this Form is for the month of December 2001.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Stephen Weintraub

PHONE / EMAIL 416-866-3058 / saw@counselcorp.com

DATE January 10, 2002

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

January 4, 2002

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-01 to 13-Dec-02)

During the month of December 2001, US$870,000 principal amount of convertible debentures was purchased pursuant to the captioned bid at an average price of US$55.00 per US$100 principal amount of debenture. Details of the purchases are as follows:

Date	US$ Principal Amount	Price (Per US$100 principal amount)
December 27	870,000	55.00

These debentures have been cancelled.

The total principal amount of debentures purchased under the captioned bid to date is US$870,000.

Yours very truly,

Counsel Corporation
The Exchange Tower, Suite 1300, P.O. Box 435
130 King Street West, Toronto, Ontario M5X 1E3 (416) 866-3000 Fax (416) 866-3061
www.counselcorp.com

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

January 4, 2002

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-01 to 13-Dec-02)

During the month of December 2001, 396,300 shares were purchased pursuant to the captioned bid at an average price of $2.91601 per share. Details of the purchases are as follows:

Date	Quantity	Price
December 18	48,600	2.91
	40,000	2.95
December 19	17,000	2.90
	40,000	2.91
December 20	51,700	2.85
	20,000	2.90
December 21	1,000	2.85
	10,000	2.90
	2,500	2.93
	27,200	2.95
December 24	32,700	2.95
December 27	47,400	2.95
	30,000	2.98
December 28	10,000	2.85
	10,000	2.90
December 31	4,000	2.75
	3,000	2.79
	3,000	2.80

These shares have been cancelled.

The total number of shares purchased under the captioned bid to date is 396,300.

Yours very truly,

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

February 5, 2002

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-01 to 13-Dec-02)

During the month of January 2002, 51,100 shares were purchased pursuant to the captioned bid at an average price of $2.8884 per share. Details of the purchases are as follows:

Date	Quantity	Price
January 2	14,800	2.79
	4,000	2.85
January 3	2,700	2.85
January 4	1,300	2.85
January 8	1,700	2.90
January 9	1,300	2.90
	5,000	2.95
	5,000	2.99
	5,000	3.00
January 10	5,000	2.95
January 11	300	2.85
	5,000	2.90

These shares have been cancelled.

The total number of shares purchased under the captioned bid to date is 447,400.

Yours very truly,

Counsel Corporation
The Exchange Tower, Suite 1300, P.O. Box 435
130 King Street West, Toronto, Ontario M5X 1E3 (416) 866-3000 Fax (416) 866-3061
www.counselcorp.com

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM: 1	Company Name: Counsel Corporation	Stock Symbol: CXS CXS.DB.U

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	Common Shares	CV Debentures
	Issued and Outstanding – Opening Balance*	**22,493,372**	**US$42,761,000**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	51,100	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**22,442,272**	**US$42,761,000**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.1 **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1992 Stock Option Plan

Stock Options Outstanding — Opening Balance	**128,335**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jan. 30/02	Susan Feldman	Dec. 3/96	Dec. 3/02	14.10	33,335
				SUBTOTAL	33,335

Stock Option Outstanding — Closing Balance	**95,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.2 **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1997 Stock Option Plan

Stock Options Outstanding — Opening Balance	**3,149,290**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Nov. 20/01	Bridget O'Connor	Mar. 22/00	Mar. 22/06	7.75	5,000
		Sept. 5/00	Sept. 5/06	4.375	5,000
Jan. 15/02	Neville Rozowsky	Jan. 3/97	Jan. 3/03	14.00	5,000
		June 1/99	June 1/05	9.40	15,000
Jan. 30/02	Susan Feldman	Dec. 3/97	Dec. 3/03	18.00	33,335
		Dec. 3/98	Dec. 3/04	10.65	33,330
				SUBTOTAL	96,665

Stock Option Outstanding — Closing Balance	**3,052,625**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	1992 Plan	1997 Plan
Opening Share Reserve Balance at beginning of period	148,000	4,180,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**148,000**	**4,180,000**

All information reported in this Form is for the month of January 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Stephen Weintraub

PHONE / EMAIL 416-866-3058 / saw@counselcorp.com

DATE February 7, 2002

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

March 4, 2002

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-01 to 13-Dec-02)

During the month of February 2002, 800 shares were purchased pursuant to the captioned bid at an average price of $2.90 per share. Details of the purchases are as follows:

Date	Quantity	Price
February 28	800	2.90

These shares have been cancelled.

The total number of shares purchased under the captioned bid to date is 448,200.

Yours very truly,

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM: 1 | Company Name: **Counsel Corporation** | Stock Symbol: **CXS CXS.DB.U**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	Common Shares	CV Debentures
	Issued and Outstanding – Opening Balance*	**22,442,272**	**US$42,761,000**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	800	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**22,441,472**	**US$42,761,000**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1992 Stock Option Plan

Stock Options Outstanding — Opening Balance	**95,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**95,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1997 Stock Option Plan

Stock Options Outstanding — Opening Balance	**3,052,625**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Feb. 18/02	Kelly Murumets	Feb. 18/08	3.03	50,000
Feb. 25/02	Kelly Murumets	Feb. 25/12	3.00	125,000
			SUBTOTAL	175,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**3,227,625**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	1992 Plan	1997 Plan
Opening Share Reserve Balance at beginning of period	148,000	4,180,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**148,000**	**4,180,000**

All information reported in this Form is for the month of February 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Stephen Weintraub
PHONE / EMAIL	416-866-3058 / saw@counselcorp.com
DATE	March 8, 2002

Stephen A. Weintraub
Senior Vice-President
and Secretary
Direct Line: (416) 866-3058
saw@counselcorp.com

April 1, 2002

DELIVERED

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
The Exchange Tower, 3rd Floor
2 First Canadian Place
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Counsel Corporation Normal Course Issuer Bid (14-Dec-01 to 13-Dec-02)

During the month of March 2002, 127,900 shares were purchased pursuant to the captioned bid at an average price of $2.96016 per share. Details of the purchases are as follows:

Date	Quantity	Price
March 1	4,200	2.90
March 4	5,500	2.94
March 5	1,100	2.94
March 6	500	2.94
	9,800	2.95
March 7	5,000	2.94
	18,500	2.95
March 8	50,700	2.95
	7,600	3.00
March 11	4,000	3.00
March 12	9,300	3.00
March 14	2,100	3.00
March 15	2,000	3.00
March 18	4,500	3.00
March 19	3,100	3.00

These shares have been cancelled.

The total number of shares purchased under the captioned bid to date is 576,100.

Yours very truly,

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM: 1	Company Name: Counsel Corporation	Stock Symbol: CXS CXS.DB.U

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	Common Shares	CV Debentures
	Issued and Outstanding – Opening Balance*	**22,441,472**	**US$42,761,000**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	127,900	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**22,313,572**	**US$42,761,000**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1992 Stock Option Plan

Stock Options Outstanding — Opening Balance	**95,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**95,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: 1997 Stock Option Plan

Stock Options Outstanding — Opening Balance	**3,227,625**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Mar. 18/02	Joshua Silber	Mar. 18/08	3.00	75,000
			SUBTOTAL	75,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**3,302,625**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	1992 Plan	1997 Plan
Opening Share Reserve Balance at beginning of period	148,000	4,180,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period	**148,000**	**4,180,000**

All information reported in this Form is for the month of March 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Stephen Weintraub
PHONE / EMAIL	416-866-3058 / saw@counselcorp.com
DATE	April 10, 2002

COUNSEL CORPORATION

ANNUAL INFORMATION FORM

2001

April 30, 2002

COUNSEL CORPORATION

2001 ANNUAL INFORMATION FORM

Information in this Annual Information Form is given as of December 31, 2001, unless otherwise indicated.

INCORPORATION

421367 Ontario Limited, the predecessor to Counsel Corporation, was incorporated under the laws of the province of Ontario by Articles of Incorporation dated August 2, 1979. It changed its name to Counsel Financial Services Limited by Articles of Amendment, effective October 26, 1979 and changed its name to Counsel Trustco Corporation by Articles of Amendment effective July 15, 1982. The corporation amalgamated with its wholly owned subsidiary, 475848 Ontario Limited (formerly Counsel Management Limited), by Articles of Amalgamation effective December 31, 1984. By Articles of Amendment, effective May 22, 1986, the Corporation changed its name to Counsel Corporation. By Articles of Amendment, effective May 5, 1987, the Corporation subdivided each of its issued and unissued common shares on a 3 for 2 basis. The corporation amalgamated with its wholly owned subsidiary, Counsel Healthcare Assets Inc., by Articles of Amalgamation effective December 31, 1998 (the amalgamated corporation is hereinafter referred to as "Counsel" or the "Corporation"). By Articles of Amendment effective June 9, 1999, the Corporation simplified its capital structure by replacing its authorized classes and series of preferred with one class of preferred shares, none of which are currently outstanding, and changing the authorized number of its common shares to an unlimited number.

The registered and principal office of the Corporation is located at Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3, and its telephone number is (416) 866-3000.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is a business development company engaged primarily in the ownership and development of companies providing services and products in the United States and Canada. Through American HomePatient, Inc. ("AHOM"), Counsel became involved in the US home health care market in 1988. AHOM (OTCBB: AHOM), which was taken public in 1991, operates over 280 locations in 35 states, through which it sells and leases durable medical equipment and provides health care services such as infusion and respiratory therapy to patients mainly in their own homes. In the fourth quarter of 1998, Counsel adopted a plan to dispose of its home health care business through the disposition of its AHOM shares. This plan was completed with the payment of a dividend of all of Counsel's AHOM shares to Counsel shareholders on April 30, 2000.

In December 1994, the Corporation entered the institutional pharmacy business in the US with the acquisition of 25% of Capstone Pharmacy Services, Inc. ("Capstone") and warrants to acquire a further 18%. The Corporation also became operating manager of Capstone, which provided pharmaceuticals and related services to long term care and residential facilities such as nursing homes, correctional institutions and health maintenance organizations. On December 3, 1997, Capstone merged with Pharmacy Corporation of America ("PCA"), a wholly owned subsidiary of Beverly Enterprises, Inc., to form PharMerica, Inc. ("PharMerica"). On April 26, 1999, PharMerica was acquired by Bergen Brunswig Corporation ("Bergen").

In July 1996, the Corporation acquired 65.1% of the shares of Stadtlander Drug Company, Inc. ("Stadtlander"). Stadtlander was in the specialty retail pharmacy business in the United States and managed the pharmaceutical needs of patients with high-risk, high-cost chronic medical conditions, providing disease specific pharmaceutical care for specialized patient populations including HIV, transplant and oncology. In 1997 and 1998, the Corporation acquired the balance of Stadtlander's shares. Stadtlander was sold to Bergen in January 1999.

In June 1998, the Corporation acquired a 61% interest in Sage BioPharma, Inc. ("Sage"), which is engaged in providing hormonal therapy products in the United States. In November 1998, the Corporation completed the acquisition of an 82.5% interest in FARO Pharmaceuticals, Inc. ("FARO"), which was focused on the market for 'below threshold' drugs – specific drugs with less than approximately US$50 million in annual sales that larger drug companies do not have the inclination to promote. Sage and FARO were merged on December 31, 1999. The merged company was continued as FARO Pharmaceuticals, Inc. with Counsel owning 78.3% of the combined company. In the second quarter of 2000 Counsel adopted a plan to dispose of FARO's pharmaceutical products business and this was accomplished on April 30, 2001 with the sale of the assets related to this business. In November 2001, the Corporation acquired the FARO shares held by FARO's minority shareholders, which resulted in its interest in Sage increasing to 90.4%.

In October 1999, Counsel entered the technology sector through the acquisition of a 25.2% interest in Impower, Inc. ("Impower"), which was increased to 33.6% during 2000. Impower, a private company, provides transaction-based Internet direct marketing and electronic database management products and services. In 2000 Counsel continued to expand in the technology sector with the acquisition of: a 28.5% interest in Proscape Technologies, Inc. ("Proscape"), which was increased to 36% during the year; a 26% interest in IBT Technologies, Inc. ("IBT") which was increased to 27.7% during the year; a 22.5% interest in Core Communications Corporation ("Core"), which was diluted to 12.9% during the year.

- In August 2000 the Corporation entered into an agreement to acquire a majority interest in Nexbell, a designated Cisco Powered Network member in the VoIP category and in February 2001 this purchase was completed with the acquisition of 97.5% of Nexbell for cash consideration of US$1,540,000.

- On March 1, 2001, the Corporation acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of US$5,113,000, and agreed to invest US$10,000,000 in the form of three-year debt convertible into common shares at a conversion rate of US$0.56 per share.

- On April 17, 2001, I-Link acquired Nexbell in exchange for the issuance of 17,500,000 shares of I-Link to the Corporation, thereby increasing the Corporation's interest in I-Link to 70.5% on a primary basis.

- On June 4, 2001, I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of US$13,000,000.

- On September 6, 2001, all outstanding shares of I-Link's Class C, preferred stock automatically converted into shares of common stock in accordance with their terms. I-Link issued additional common stock in satisfaction of this conversion and its obligations to pay dividends to the conversion date, resulting in the dilution of the Corporation's interest to 68.1%.

- Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, in exchange for an 11.7% interest in Counsel Communications, at which time Counsel Communications was renamed Counsel Springwell Communications. This had the effect of reducing the Corporation's interest in I-Link to 60.2%.

- During the quarter ended September 30, 2001, I-Link performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. This analysis resulted in an impairment charge of US$8,040,000 as a consequence of projected losses associated with Nexbell's prime product and the decision to adopt a plan to discontinue this product. Subsequently, in December 2001, Nexbell was sold to an unrelated party for a gain of US$589,000.

Long Term Care / Home Health Care

- In 1993, it was decided to dispose of most of Counsel's interests in the nursing and retirement home business, including AHOM's (then named Diversicare, Inc.) long term care facilities management business, in order to enable AHOM to focus solely on the home health care business. This divestiture was successfully completed through an initial public offering, in May 1994, of all of the shares of a new company, Advocat Inc. ("Advocat"), which was formed to hold all of these nursing and retirement home business interests except for

- In November 2001 the Corporation acquired the minority interest in FARO for US$6.8 million. The cost of this acquisition was provided in the estimated loss set up in 2000 in connection with the discontinuation of the Corporation's pharmaceutical products business.

Technology Services

- On October 22, 1999, the Corporation acquired a 25.2% interest in Impower, an Internet direct marketing company, for US$10,000,000. On June 22, 2000, the Corporation increased its interest in Impower to 33.6% for cash consideration of US$5,109,000.

- On January 20, 2000, the Corporation acquired a 28.5% interest in Proscape, a provider of business-to-business fact-based, enterprise sales and marketing information software systems, for US$4,000,000. On October 24, 2000 the Corporation increased its interest in Proscape to 36% for US$1,140,000 and on February 16, 2001 this was further increased to 56.5% for cash consideration of US$2,859,000.

- On March 28, 2000, the Corporation acquired a 26% interest in IBT, which delivers media-rich course content over the Internet for business training and post-secondary educational applications, for US$4,000,000 and a further 1% interest was acquired on August 15, 2000 for US$222,000.

- On March 28, 2000, the Corporation acquired a 22.5% interest in Core, which provides high speed Internet access solutions and other communication services to trade shows, convention, seminars and conferences, for US$1,500,000. On December 29, 2000 Core successfully completed an equity financing in which the Corporation did not participate, resulting in the dilution of the Corporation's interest in Core to 12.9%.

- On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors, which resulted in the Corporation determining that its investment in Impower was impaired and writing off its entire equity investment.

- On May 31 and September 6, 2001, the Corporation acquired additional interests in IBT for cash consideration of US$1,817,000 and US$684,000, respectively, thereby increasing its interest in IBT to 49.5%. In December 2001 IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation, which resulted in the Corporation determining that its investment in IBT was impaired and writing off its entire equity investment.

- In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which are expected to reduce the Corporation's interest in Proscape to below 20% on a diluted basis.

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

Counsel is a business development company with active business operations primarily in the communications, long term care, medical products and technology services sector. A description of the business of the Corporation's reportable operating segments is included in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 ("MD&A"), which is incorporated herein by reference. Also incorporated by reference is note 24 (segmented information) to the Corporation's audited consolidated financial statements for the year ended December 31, 2001.

Financial Information Relating to Principal Business Categories

The following table illustrates the approximate percentage of total revenue received by the Corporation in each of its business categories included in continuing operations for each of the last two completed fiscal years:

Principal Business Category	Percentage of Corporation's Consolidated Revenues	
	2001	2000
Communications	19.5%	-
Dial-around	45.6%	-
Long term care	28.7%	85.2%
Medical products	3.3%	7.8%
Technology services	0.7%	-
Interest and other income	2.2%	7.0%

All of the Corporation's consolidated revenues from communications and dial-around services, medical products and technology services were generated in the United States. Revenues from long term care were derived 97% from Canada and 3% from the United States in 2001 and 96% from Canada and 4% from the United States in 2000. Revenues relating to interest and other income were derived primarily from Canada.

Employees

As at December 31, 2001, the Corporation and its subsidiaries employed approximately 1,400 employees, of which approximately 1,000 were employed at the seven Canadian nursing homes leased by the Corporation, 272 were employed by I-Link and WorldxChange, approximately 60 were employed by Proscape, 36 were employed by Sage and 30 were employed by the Corporation, Counsel Corporation (US) and Counsel Springwell.

Dividends

Dividends on the Corporation's common shares were paid semi-annually on June 30 and December 31 from 1986 to June 30, 1992. In December 1992, the Corporation's board of directors decided to omit the dividend that would normally have been paid on December 31, 1992 and no dividends were paid on the Common Shares after that date until 1999 when a special dividend of C$1.50 per share was paid on July 20. On April 30, 2000 the Corporation paid a dividend in kind of 0.1578 of a share of AHOM for every share of the Corporation. In February 1993, the board of directors decided to suspend dividends on the Corporation's Class C Series III shares. In both cases, dividends were suspended in order to conserve financial resources, which would be directed towards paying down indebtedness. In July 1994, all arrears on the Class C Series III shares were paid and all dividends due since that date were declared and paid according to the terms of the Class C Series III shares. On May 28, 1996, all of the Corporation's Class C Series III shares were redeemed at their stated value.

There exists no restriction on the Corporation's ability to declare dividends. The declaration and payment of dividends is decided by the Corporation's board of directors from time to time based upon and subject to the Corporation's earnings, financial requirements and other conditions prevailing at the time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 may be found on pages 1 through 10, inclusive, of the 2001 Annual Statutory Information, which is incorporated herein by reference.

MARKET FOR SECURITIES OF THE CORPORATION

The Corporation's common shares and convertible debentures are listed and posted for trading on The Toronto Stock Exchange under the symbols CXS and CXS.DB.U, respectively. In addition, the Corporation's common shares are quoted and traded on the NASDAQ Stock Market under the symbol CXSN.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon request made by such person or company to the Secretary of the Corporation,

(a) when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities,

(i) one copy of the latest annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document incorporated therein by reference, filed with the latest annual information form, as prescribed;

(ii) one copy of the comparative financial statements of the Corporation filed as prescribed for the Corporation's most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, management's discussion and analysis of financial condition and results of operations, as prescribed, and one copy of any interim financial statements of the Corporation filed, as prescribed, subsequent to the filing of the latest annual financial statements;

(iii) one copy of the information circular of the Corporation filed as prescribed in respect of the most recent annual meeting of shareholders of the Corporation which involves the election of directors; and

(iv) one copy of any other reports filed as prescribed which are incorporated by reference into the preliminary short form prospectus or the short form prospectus;

(b) at any other time, the documents referred to in clauses (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge from such a person or company who is not a security holder of the Corporation where the documents are furnished under this clause (b).

Additional information including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Management Information Circular dated May 10, 2002 prepared in connection with the annual meeting of shareholders to be held on June 26, 2002, which involves the election of directors. Additional financial information is provided in the Corporation's comparative financial statements for its most recently completed fiscal year. A copy of such documents may be obtained upon written request from the Secretary of the Corporation.

COUNSEL CORPORATION

Notice of Annual and Special Shareholders' Meeting

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of COUNSEL CORPORATION (the "Corporation") will be held in the TSE Conference Centre of The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, on the 26th day of June, 2002 at the hour of 4:00 o'clock in the afternoon (Toronto time) for the following purposes:

1. TO RECEIVE the consolidated financial statements of the Corporation for the year ended December 31, 2001 and the report of the auditors thereon;

2. TO APPOINT auditors and to authorize the directors to fix their remuneration;

3. TO ELECT directors; and

4. TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 4:00 p.m. (Toronto time) on June 24, 2002 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

A form of proxy solicited by the management of the Corporation in respect of the Meeting is enclosed herewith, together with a copy of the management information circular and management's discussion and analysis of financial condition and results of operations and consolidated financial statements of the Corporation for the year ended December 31, 2001.

Shareholders who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

DATED this 10th day of May, 2002.

By Order of the Board

STEPHEN WEINTRAUB
Secretary

COUNSEL CORPORATION

MANAGEMENT INFORMATION CIRCULAR
as of May 10, 2002

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, JUNE 26, 2002

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF COUNSEL CORPORATION (THE "CORPORATION") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. The mailing address of the principal executive offices of the Corporation is The Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3. The record date for shareholders of the Corporation who will be entitled to notice of the Meeting is the close of business on May 7, 2002. Registered holders of common shares at the close of business on May 7, 2002 will be entitled to one vote for each common share held on each matter submitted to a vote on a poll at the Meeting.

SOLICITATION OF PROXIES

The cost of soliciting proxies will be borne by the Corporation. In addition to solicitation by mail, certain officers, directors and employees of the Corporation may solicit proxies by telephone, telegraph or personally. These persons will receive no compensation for such solicitation other than their regular salaries.

MANNER PROXIES WILL BE VOTED

The shares represented by the accompanying form of proxy (if the same is properly executed in favour of Allan Silber or Stephen Weintraub, the management nominees, and is received at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 not later than 4:00 p.m. (local time) on June 24, 2002 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting) will be voted at the Meeting and, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. **IN THE ABSENCE OF SUCH A SPECIFICATION, SUCH SHARES WILL BE VOTED IN FAVOUR OF SUCH MATTER**.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice, and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

Each shareholder has the right to appoint a person or company other than the person named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him or her and on his or her behalf at the Meeting or any adjournment thereof. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person or company whom such shareholder wishes to appoint as proxy, or by duly completing another proper form of proxy, and duly depositing the same before the specified time.

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, The Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the

Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

OUTSTANDING SECURITIES AND VOTING RIGHTS

At the date hereof the Corporation has outstanding 22,313,572 common shares without par value. The common shares carry one vote per share.

RECORD DATE FOR NOTICE AND VOTING

Only shareholders of record at the close of business on May 7, 2002 need be mailed notice of the Meeting. A quorum for the transaction of business at any meeting of shareholders is two persons present in person, each being either a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled and holding or representing the holder or holders of shares carrying not less than one third of the total number of votes attaching to the outstanding common shares. A holder of common shares of record as at the close of business on May 7, 2002 will be entitled to vote such shares in person or by proxy at the Meeting (subject in the case of voting by proxy to the timely deposit of his or her executed form of proxy with Computershare Trust Company of Canada as specified in the notice of the Meeting) except to the extent that (i) after the close of business on May 7, 2002 he or she transfers any of such shares, (ii) not later than 10 days before the Meeting the transferee of such shares demands by written notice to the Corporation that his or her name be included in the list to be prepared of the holders of the shares who are entitled to vote at the Meeting, and (iii) either prior to the time of the Meeting or at the Meeting such holder produces properly endorsed share certificates representing such transferred shares or otherwise establishes that he or she owns such transferred shares, in which case such transferee will be entitled to vote such shares at the Meeting.

PRINCIPAL SHAREHOLDERS

At the date hereof, to the knowledge of the directors and senior officers of the Corporation, the only shareholder beneficially owning or exercising control or direction over common shares carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation is:

Name of Registered Shareholder	Common Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed at May 10, 2002	Approximate Percentage of Outstanding Common Shares
Allan Silber [(1)]	4,377,311	19.6%

(1) Allan Silber owns 184,150 common shares and CXS Holdings Inc., a corporation controlled by Allan Silber, owns 4,193,161 common shares.

NORMAL COURSE ISSUER BID

The Toronto Stock Exchange (''TSE'') has accepted the Corporation's notice of intention to renew its normal course issuer bid for the Corporation's 6% convertible unsecured subordinated debentures (the ''Debentures'') and for its common shares in accordance with the by-laws and policies of the TSE (the ''Notice''). Under the rules of the TSE, the Corporation may purchase a maximum of 1,144,484 of its common shares (being 5% of the common shares outstanding on December 11, 2001, the currency date of the Notice) during the 12-month period beginning on December 14, 2001 and ending on December 13, 2002, unless extended. The Corporation shall not purchase in excess of 457,793 common shares (being 2% of the common shares outstanding on December 11, 2001) over the course of any given 30-day period. With respect to the Debentures, under the rules of the TSE, the Corporation may purchase a maximum of US$4,258,300 principal amount of Debentures (being approximately 10% of the public float on December 11, 2001, the currency date of the Notice) during the 12 month period beginning on December 14, 2001 and ending on December 13, 2002, unless extended. The Corporation shall not purchase in excess of US$872,620 principal amount of Debentures (being 2% of the principal amount of Debentures outstanding as of December 11, 2001) over the course of any 30-day period. All shares and Debentures purchased pursuant to the normal course issuer bids will be purchased at the market price at the time of acquisition through the facilities of the TSE. The board of directors of the Corporation (the ''Board'') concluded at the time of filing the Notice that the ongoing purchase by the Corporation of certain of its outstanding common shares is an appropriate use of the Corporation's funds due to the disparity between the market price and what it believes to be the inherent value of the common shares. The Board also concluded at the time of the filing of the Notice that the ongoing purchase by the Corporation of certain of its outstanding Debentures is an attractive investment opportunity for the Corporation and that such purchases will benefit shareholders of the Corporation by retiring debt at a discount. Shareholders may obtain, without charge, a copy of the Notice by contacting the Corporation. As of the date hereof, 576,100 common shares have been purchased pursuant to the normal course issuer bid at an average price, before commissions, of $2.92 per share and US$870,000 principal amount of Debentures have been purchased pursuant to the normal course issuer bid at an average price, before commissions, of US$550.00 per US$1000.00 principal amount of Debenture.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) *Appointment of Auditors* — Arthur Andersen LLP, Chartered Accountants resigned as auditors of the Corporation effective January 31, 2002 to preserve their independence as a result of the Corporation and Arthur Andersen LLP, Chartered Accountants having been named as co-defendants in a legal action by Bergen Brunswig Corporation. The resignation of Arthur Andersen LLP, Chartered Accountants was considered by the audit committee of the Corporation (the "Audit Committee") and the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the replacement auditors was approved. Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. It is intended that the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of reappointing PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.

Pursuant to National Policy No. 31 of the Canadian Securities Administrators, the Corporation prepared a Notice of Change of Auditors. Response letters commenting on this Notice of Change of Auditors have been obtained from both Arthur Andersen LLP, Chartered Accountants and PricewaterhouseCoopers LLP, Chartered Accountants. Copies of the Notice of Change of Auditors, the response letters and written confirmation of the review by the Audit Committee of the Board are attached as Schedule "A" to this information circular.

(b) *Election of Directors* — Directors of the Corporation are elected annually by the shareholders. The articles of the Corporation provide that the number of directors to be elected shall be a minimum of five and a maximum of twenty. The number of directors to be elected has been fixed at six. It is proposed that a board of six directors is to be elected at the Meeting.

It is intended that the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of electing as directors the nominees named below.

The term of office of all present directors of the Corporation expires at the Meeting. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of election as directors any substitute nominee or nominees recommended by the management of the Corporation as well as in favour of the remaining proposed nominees. Management has been informed by each nominee that he is willing to stand for election and serve as a director.

The following information is submitted with respect to the nominees for directors:

Name	Principal Occupation or Employment at Present	Positions and Offices Presently Held in the Corporation	Periods During Which Nominee has Served as a Director of the Corporation	Number of Voting Securities Beneficially Owned Directly or Indirectly, Controlled or Directed at the Date Hereof (1)
ALLAN SILBER	Chairman and Chief Executive Officer of the Corporation	Chairman, President and Chief Executive Officer and Director	Since August 2, 1979	4,377,311 (2)
NORMAN HILL (ii)	President of Norman Hill Realty Inc., a real estate broker	Director	Since March 31, 1984	231,550

Name	Principal Occupation or Employment at Present	Positions and Offices Presently Held in the Corporation	Periods During Which Nominee has Served as a Director of the Corporation	Number of Voting Securities Beneficially Owned Directly or Indirectly, Controlled or Directed at the Date Hereof (1)
PHILIP REICHMANN (i)	Chief Executive Officer of O&Y Properties Corporation and President of O&Y Properties Inc., a real estate management company	Director	Since November 21, 1984	28,100 (3)
NORMAN D. CHIRITE (i) ...	Managing Director of the Corporation	Managing Director and Director	Since March 28, 2001	538,750
ANTHONY F. GRIFFITHS ..	Independent Consultant and Corporate Director since 1993	—	—	—
WILLIAM H. LOMICKA ...	Chairman of Coulter Ridge Capital Inc., a private investment firm, since 1999 and President of Mayfair Capital, Inc., a private investment firm, from 1989 to 1999	—	—	—

(1) The information as to common shares beneficially owned or controlled by the nominees, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees.

(2) Allan Silber owns 184,150 common shares and CXS Holdings Inc. a corporation controlled by Allan Silber, owns 4,193,161 common shares. In addition, Allan Silber's spouse and children own 2,062,568 common shares.

(3) Philip Reichmann is a member of the Albert Reichmann family which directly and beneficially owns PF&R Holdings Inc., a private corporation, which owns 1,000,000 common shares in the capital of the Corporation.

(i) Member of the Compensation Committee.

(ii) Member of the Audit Committee.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long term compensation earned for services rendered to the Corporation and its subsidiaries during each of the last three financial years in respect of each of the individuals who were at any time during the fiscal year ending December 31, 2001, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers"):

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
ALLAN SILBER	2001	580,000	928,000	86,301 (1)	—	—
Chairman and Chief	2000	580,000	928,000	86,270 (1)	—	—
Executive Officer	1999	575,000	932,000	87,329 (1)	1,550,000 (3)	—
NORMAN CHIRITE (5)	2001	258,795	604,856	1,113 (1)	419,375 (2)	—
Managing Director						
SAMUEL SHIMER	2001	426,766	232,781	47,022 (1)	150,000 (2)	—
Managing Director	2000	371,694	371,694	55,665 (1)	—	—
	1999	370,619	1,111,856	—	150,000 (2) 400,000 (3)	—
GARY WASSERSON (4)	2001	436,465	436,465	652 (1)	150,000 (2)	—
Managing Director Counsel Corporation (US)	2000	319,657	319,656	—	100,000 (2)	—
DOUGLAS KNIGHT (6)	2001	322,500	—	—	—	—
Managing Director	2000	273,718	—	—	300,000 (2)	—

(1) This amount reflects imputed interest on interest free loans provided under the Corporation's securities purchase programs described under "Table of Indebtedness Under Securities Purchase Programs".

(2) Options to purchase common shares of the Corporation.

(3) Options to purchase common shares of FARO Pharmaceuticals, Inc., a subsidiary of the Corporation.

(4) Gary Wasserson joined the Corporation on February 1, 2000.

(5) Norman Chirite joined the Corporation on May 24, 2001.

(6) Douglas Knight joined the Corporation on March 22, 2000. Mr. Knight's employment with the Corporation ceased effective April 30, 2002.

The following table sets forth individual grants of options to purchase shares of the Corporation or its subsidiaries during the financial year ended December 31, 2001 to the named executive officers:

Option Grants During 2001

Name	Securities Under Options Granted (#)	% of Total Options Granted To Employees in 2000 (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
NORMAN CHIRITE	419,375	40.5	50,000 @ $2.40(1)	$2.40	April 9, 2007
			100,000 @ $3.70(2)	$3.70	May 23, 2007
			269,375 @ $2.95(3)	$2.95	Dec. 21, 2011
SAMUEL SHIMER	150,000(3)	14.5	$2.95	$2.95	Dec. 21, 2011
GARY WASSERSON	150,000(3)	14.5	$2.95	$2.95	Dec. 21, 2011

(1) 20% of these options became exercisable on April 2 in each of 2001 and 2002 and an additional 20% will become exercisable on April 2 in each of 2003, 2004 and 2005.

(2) 20% of these options became exercisable on May 23, 2001 and an additional 20% will become exercisable on May 23 in each of 2002, 2003, 2004 and 2005.

(3) 33.33% of these options will become exercisable on December 21 in each of 2004, 2005 and 2006.

The following table sets forth, in respect of the named executive officers, details of all exercises of options during the financial year ended December 31, 2001 and the financial year-end number and value of unexercised options on an aggregated basis:

Aggregated Option Exercises During 2001 and December 31, 2001 Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at December 31, 2001 Exercisable/Unexercisable ($)
ALLAN SILBER	—	—	1,350,000/0	0/0
NORMAN CHIRITE	—	—	30,000/389,375	3,900/15,600
SAMUEL SHIMER	—	—	180,000/270,000	0/0
GARY WASSERSON	—	—	40,000/210,000	0/0
DOUGLAS KNIGHT	—	—	0/0	0/0

Table of Indebtedness Under Securities Purchase Programs

The aggregate indebtedness to the Corporation and its subsidiaries as at the date hereof, of all officers, directors and employees entered into in connection with a purchase of securities of the Corporation or any of its subsidiaries excluding routine indebtedness was $9,506,117.

The following table sets forth information relating to the directors, executive officers and senior officers or associates of directors, executive officers and senior officers of the Corporation who are, or during the most recently completed financial year were, indebted to the Corporation (other than routine indebtedness) or to any subsidiaries:

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as of May 10, 2002 ($)	Financially Assisted Securities Purchased During 2001 (#)	Security for Indebtedness
WILLIAM BARKER .... Managing Director, Counsel Springwell Communications LLC	Lender	293,134	293,134	100,000 (2)	100,000 common shares
NORMAN CHIRITE .... Managing Director	Lender	1,579,258	1,579,258	538,750 (2)	538,750 common shares
MUFIT CINALI .... Managing Director, Counsel Springwell Communications LLC	Lender	293,134	293,134	100,000 (2)	100,000 common shares
JENNIFER DORÉ............ Director, Counsel Corporation (US) (3)	Lender	43,971	43,971	15,000 (2)	15,000 common shares
KELLY MURUMETS .... Executive Vice President	Lender	NIL	605,119	NIL (4)	250,000 common shares
JAMES SAS .... Vice President, WorldxChange Corp.	Lender	498,355	498,355	NIL	187,500 common shares
HELEN SELTZER .... President, I-Link Incorporated	Lender	146,567	146,567	50,000 (2)	50,000 common shares
SAMUEL SHIMER .... Managing Director	Lender	1,810,523	1,810,523	300,000 (2)	653,011 common shares
ALLAN SILBER............. Chairman, President and Chief Executive Officer	Lender	1,500,000	1,500,000	NIL	300,000 common shares (1)
JOSHUA SILBER............ Vice President	Lender	945,468	945,468	317,500 (2)	317,500 common shares
GARY WASSERSON .... Managing Director, Counsel Corporation (US)	Lender	879,401	879,401	300,000 (2)	300,000 common shares
STEPHEN WEINTRAUB ..... Senior Vice President and Secretary	Lender	457,471	457,471	NIL	182,500 common shares
HOWARD WORTZMAN ..... Vice President, Finance	Lender	453,718	453,718	20,000 (2)	177,500 common shares

(1) These shares were purchased on January 19, 1996 pursuant to the Corporation's Share Purchase Plan. The Corporation loaned the aggregate purchase price required to purchase 300,000 common shares at the market price on the date of purchase ($6.50 per share). The loan does not bear interest. A trustee holds all of the shares purchased with the proceeds of the loan as security for the indebtedness.

(2) These shares were purchased in December 2001 pursuant to the Corporation's 2001 Executive Stock Purchase Plan (see "Report of Compensation Committee — Long Term Incentives").

(3) Ms. Doré is an officer of the Corporation's U.S. subsidiary Counsel Corporation (US) with the title of "Director". She is not a member of the Board.

(4) These shares were purchased in February 2002 pursuant to the Corporation's 2001 Executive Stock Purchase Plan.

Compensation Committee

Decisions on compensation of the Corporation's senior executives are made by the compensation committee of the Corporation's Board (the ''Compensation Committee''). A majority of the members of the Compensation Committee are non-employee directors. It is the responsibility of the Compensation Committee to assure the Board that the executive compensation programs are reasonable and appropriate, meet their stated purpose and effectively serve the needs of the Corporation's shareholders and the Corporation. Pursuant to the rules of the Ontario Securities Commission designed to enhance disclosure of corporate policies toward executive compensation, set forth below is a report submitted by Directors Reichmann, Chirite and Turner in their capacity as the Board's Compensation Committee.

Report of Compensation Committee

Compensation Philosophy and Policies for Executive Officers

The Corporation believes that the executive compensation program should align the interests of shareholders and executives. The Corporation's primary objective is to maximize shareholder value. The Compensation Committee seeks to forge a strong link between the Corporation's strategic business goals and its compensation goals.

The Corporation's executive compensation program is consistent with the Corporation's overall philosophy for all management levels. The Corporation believes that the more employees are aligned with the Corporation's strategic objectives, as stated below, the greater the Corporation's success on both a short term and long term basis.

The Corporation's executive compensation program has been designed to support the overall Corporation strategy and objective of creating shareholder value by:

- emphasizing pay for performance by having a significant portion of executive compensation ''at risk'';
- directly aligning the interest of executives with the long term interest of shareholders by awarding stock options at current market prices which have value to the executives only through stock appreciation over the long run;
- providing compensation opportunities that attract and retain talented and committed executives on a long term basis; and
- appropriately balancing the Corporation's short term and long term business, financial and strategic goals.

The Corporation's strategic goals are:

- profitability: to maximize financial returns to its shareholders;
- growth: to expand the operations of the Corporation in such a manner as not to imperil the achievement of other objectives; and
- stability: to be seen as a desirable employer and a responsible corporate citizen.

Currently, the Corporation's executive compensation program is comprised of three components: base salary, annual cash incentive (bonus) and long term incentive opportunity through stock options and share purchase loans. The annual executive pay targets (base salary plus incentive) are intended to be market competitive with similar companies when the Corporation or the individual business units meet or exceed their respective annual operating goals. Additional compensation may be awarded based on achievement of specific extraordinary projects or assignments.

Base Salary

Unless determined pursuant to their employment agreements, the base salaries of the Corporation's executive officers are evaluated annually. In evaluating appropriate pay levels and salary increases for Corporation executives, the Compensation Committee considers achievement of the Corporation's strategic goals, level of responsibility, individual performance, internal equity and external pay practices.

Annual Incentives

Annual incentive (bonus) awards are designed to focus management attention on key operational goals for the current fiscal year. Corporation executives may earn a bonus based upon achievement of their specific operational goals and achievement by the Corporation or business unit of its financial targets.

Long Term Incentives

The Corporation's long term incentive compensation program consists of stock options and share purchase loans which are related to improvement in long term shareholder value. Stock option grants and share purchase loans provide an incentive that focuses the executive's attention on managing the Corporation from the perspective of an owner with an equity stake in the business. These grants and loans also focus operating decisions on long term results that benefit the Corporation and long term shareholders.

The option grants to executive officers offer the right to purchase common shares at their fair market value on the date of the grant. These options will have value only if the Corporation's share price increases. The number of shares covered by each grant is intended to reflect the executive's level of responsibility and past and anticipated contributions to the Corporation.

Pursuant to the Corporation's Employee Share Purchase Loan Plan, designated employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market. The shares are pledged to the Corporation as security for the loan. All employees of the Corporation and its affiliates other than Allan Silber are eligible to participate. The maximum number of shares that may be purchased by an individual employee is equal to 125% of the employee's outstanding stock options of the Corporation subject to a maximum loan amount of US$600,000 per employee. Each loan is repayable on the earliest (1) of five years from the date it is advanced, (2) the date the shares purchased are sold, and (3) the date the employment of the employee with the Corporation or its affiliates is terminated. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares.

Pursuant to the Corporation's 2001 Executive Stock Purchase Plan (the "2001 Plan") designated executive employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market, provided that the maximum aggregate amount lent under the 2001 Plan shall not exceed US$4,000,000. The shares are pledged to the Corporation as security for the loan. All executive employees of the Corporation and its affiliates other than Allan Silber are eligible to participate. Each loan is repayable on the earliest of (1) ten years from the date it is advanced, (2) the date the shares purchased are sold, and (3) 30 days following the date the employment of the employee with the Corporation or its affiliates is terminated, provided that 20% of each loan shall payable on each of the sixth, seventh, eighth, ninth and tenth anniversaries of the date of advance. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares. For each share purchased by an executive employee pursuant to the 2001 Plan, the Corporation will award the employee one-half of an option pursuant to the Corporation's 1997 Stock Option Plan.

In addition, executive officers of the Corporation may be granted options to acquire shares of the Corporation's subsidiaries and significantly influenced companies. The rationale for such grants is similar to that for option grants of the Corporation's shares and the quantum reflects the executive's expected level of involvement in the particular subsidiary or significantly influenced company.

Chief Executive Officer Compensation

Allan Silber is the Corporation's Chief Executive Officer. His compensation is governed by an employment agreement dated as of the 1st day of February, 1994, as amended by an amendment agreement dated as of the 3rd day of January 1997. The employment agreement provided for payment to Mr. Silber of a base salary of $575,000 for the financial years ending December 31, 1997, 1998 and 1999. After 1999, the base salary is to be reviewed annually and may be increased at the discretion of the Compensation Committee. For 2001, it was set at $580,000. Mr. Silber was also entitled to receive a bonus in an amount determined by the Compensation Committee provided it not exceed his base salary plus US$240,000, which represents payments made to Mr. Silber in 1997 with respect to a consulting agreement with a US subsidiary of the Corporation. In addition, pursuant to his employment agreement in 1997, Mr. Silber was granted options to acquire 1,350,000 common shares of the Corporation.

With respect to 2001, the Compensation Committee awarded Mr. Silber a bonus equal to the full amount to which he was eligible on the basis that he met or exceeded his objectives for 2001. Mr. Silber was instrumental in the successful negotiation, structuring and completion of a number of transactions, the most significant of which were:

(a) the ongoing defence of the lawsuit commenced against the Corporation in October 1999 by Bergen Brunswig Corporation in connection with the Corporation's sale of Stadtlander Drug Co. Inc.;

(b) the Corporation's investment in I-Link Incorporated in March 2001;

(c) the acquisition of WorldxChange Corp. in June 2001; and

(d) the acquisition of Springwell Capital Partners LLC and the restructuring of the Corporation's communications operations to form Counsel Springwell Communications LLC.

Mr. Silber's pivotal role in these transactions as well as his ongoing involvement in the development and execution of the Corporation's strategic focus and objectives contributed greatly to the creation of value for the Corporation and its shareholders.

Submitted By:

Philip Reichmann
Norman Chirite
Gerald Turner

Shareholder Return Performance Graph

The following graph shows changes over the five-year period commencing December 31, 1996 and ending December 31, 2001 in the value of $100 (assuming reinvestment of dividends) invested in (1) the Corporation's common shares, and (2) the TSE 300 Total Return Index.



$250
$200
$150
$100
$50
$0
Counsel Corporation
TSE 300
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
Counsel Corporation	100	131.43	85.71	27.06	22.78	25.43
TSE 300	100	114.98	113.16	149.04	160.08	139.96

Employment Agreements

The Corporation entered into an employment agreement with Allan Silber, dated as of February 1, 1994. This agreement was amended by an amendment agreement dated as of January 3, 1997. Under this employment agreement, as amended, Mr. Silber is entitled to receive in 1997, and each of the two following financial years, a predetermined base salary of $575,000 and an annual bonus in an amount to be determined by the Compensation Committee. After 1999, the base salary shall be reviewed annually and may be increased at the discretion of the Compensation Committee. The bonus is calculated with reference to the satisfaction of certain objectives to be determined, provided that the bonus for any year shall not exceed Mr. Silber's base salary for that year. Pursuant to the employment agreement, as amended, in the event of his termination by the Corporation, Mr. Silber shall be paid an amount equal to the aggregate of the base salary and any bonuses paid to Mr. Silber in respect of the two full calendar years immediately preceding the date of termination. Mr. Silber has the option of terminating his agreement and receiving the termination payment if any person, other than Mr. Silber or a person who does not deal at arm's length with Mr. Silber, acquires control of the Corporation. The Corporation may terminate the employment of Mr. Silber for cause without the requirement to pay the prescribed termination amount.

Compensation of Directors

The Corporation pays fees to directors who are not officers of the Corporation or its subsidiaries. Effective January 1, 1992 such fees were established at $1,000 per board meeting, $500 per committee meeting and an annual retainer of $12,000. In addition, effective and commencing June 9, 1997, each outside director is granted 3,000 options annually on the date he or she is elected (or re-elected) a director of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued guidelines for effective corporate governance (the ''TSE Report''). The Toronto Stock Exchange requires each listed corporation to disclose its approach to corporate governance with reference to the guidelines on an annual basis. This statement is designed to address this requirement.

The Board of Directors

The Board has overall responsibility for the affairs of the Corporation, including those matters set out in the TSE Report. The responsibility for developing the Corporation's approach to governance issues has been assumed by the Board. The division of responsibility between the Board and management of the Corporation, including the Chief Executive Officer, is determined by the materiality of the decisions to be made regarding the business of the Corporation. All material decisions require Board approval.

The TSE Report recommends that a majority of the directors be ''unrelated''. The Corporation's Board is comprised of five individuals, three of whom are unrelated. Mr. Silber and Mr. Chirite are related directors as they are officers of the Corporation. The remaining directors are unrelated as none of them or their associates have worked for the Corporation in the past five years or receive remuneration from the Corporation in excess of directors' fees. The current size of the Corporation's Board provides for effective participation by all directors.

The Board does not have a formal nominating committee. Any director may nominate candidates for the Board and nominations are reviewed by the full Board. The Board has not adopted any explicit process for measuring the performance of the Board or its Committees, nor has the Board instituted a formal orientation and education program for new directors. New directors are encouraged to meet with the directors and officers of the Corporation to educate themselves as to the nature of the business, any issues concerning the Corporation, corporate strategy, and the general responsibilities of directors. Although there is currently no formal administrative structure whereby the Board functions independently from management, non-management Board members can meet as required to discuss issues without the presence of management and subject to approval of the Board, may engage external advisors at the expense of the Corporation in appropriate circumstances.

While there is no formal written job description for the Corporation's Chief Executive Officer, the Compensation Committee and the full Board regularly discuss the performance of the Corporation's senior executives in achieving the Corporation's strategic goals.

The responsibility for shareholder communication and the communication policy of the Corporation has been delegated by the Board to senior management of the Corporation. Shareholder communication is generally handled by the Senior Vice President and Secretary of the Corporation. The Corporation, as required by law, sends all of its annual and quarterly disclosure documents and financial statements to its registered shareholders and issues press releases with respect to material events of the Corporation. In addition, the Senior Vice President and Secretary of the Corporation or another appropriate member of management will respond to any inquiries from shareholders.

Board Committees

During 2001, the Audit Committee was comprised of three directors, two of whom were unrelated directors. Annual financial statements of the Corporation are reviewed by the Audit Committee and form the basis of a report thereon to the entire Board. The Audit Committee is also responsible for monitoring the Corporation's internal accounting controls and for reviewing the performance and the remuneration of the Corporation's independent auditors. The Audit Committee has unrestricted access to the Corporation's auditors without the presence of management.

The Compensation Committee is composed of three directors, two of whom are unrelated directors. This committee reviews the remuneration of the Corporation's officers and performs other functions described in the Report of Executive Compensation described elsewhere in this circular.

During 2001, the Corporation established a governance committee to oversee governance matters, to report thereon and to make recommendations to the full Board. During 2001, the members of the committee consisted of Phillip Reichmann and Edward Sonshine with one vacancy until June 2001, and Mr. Reichmann with two vacancies thereafter.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains liability insurance for directors and officers of the Corporation and its subsidiaries. The policy provides insurance for directors and officers of the Corporation and its subsidiaries in respect of losses arising from claims against them for certain of their acts, errors or omissions in their capacity as directors or officers. The Corporation also is insured against any loss arising out of any liability that it may be required or permitted by law to pay to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups.

The policy limit for such insurance coverage is US$10 million in each policy year with no deductible for individual directors or officers and a deductible of US$500,000 to the Corporation per occurrence. The premium for the 12-month period ending April 29, 2003 was US$375,000 which was paid by the Corporation. The premium is not allocated between the directors and officers as separate groups.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

To the best of management's knowledge, no person who has been an insider of the Corporation since January 1, 2001 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with the Corporation since January 1, 2001 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

The Corporation is eligible to participate in the prompt offering prospectus system and will provide to any person or company, upon receipt of a request by the secretary of the Corporation, a copy of: (i) the most recent Annual Information Form and Management's Discussion and Analysis, together with a copy of any document or pertinent pages of any document incorporated therein by reference; (ii) the consolidated financial statements of the Corporation for its fiscal year ended December 31, 2001, and the report of its auditors thereon; (iii) interim financial statements released subsequent to the date hereof; and (iv) this circular.

By Order of the Board

STEPHEN WEINTRAUB
Secretary

May 10, 2002

SCHEDULE A

COUNSEL CORPORATION (the "Corporation")
NOTICE OF CHANGE OF AUDITORS

Pursuant to National Policy No. 31 adopted by the Canadian Securities Administrators ("National Policy 31"), the Corporation hereby provides notice that Arthur Andersen LLP, Chartered Accountants have resigned as auditors of the Corporation. The resignation and appointment of a successor was considered by the Corporation's audit committee. The audit committee of the Corporation has recommended the appointment of PriceWaterhouseCoopers LLP, Chartered Accountants, to immediately replace Arthur Andersen LLP, Chartered Accountants.

The Corporation states that there were no reservations in the auditors' reports on the annual financial statements of the Corporation for the two fiscal years immediately preceding the date of this notice or for any period subsequent to the most recently completed period for which an audit report was issued.

The Corporation is also of the opinion that there were no reportable events, as defined by National Policy No. 31, which occurred prior to the resignation of Arthur Andersen LLP, Chartered Accountants, as auditors of the Corporation.

DATED this 7th day of February, 2002.



STEPHEN WEINTRAUB
Secretary

ANDERSEN
Arthur Andersen LLP
Chartered Accountants

Suite 1800
79 Wellington Street West
PO Box 29 TD Centre
Toronto ON M5K 1B8

Tel 416 863 1540
Fax 416 947 7878

www.andersen.com

Ontario Securities Commission,
Alberta Securities Commission
British Columbia Securities Commission
Commissions des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Office of the Administrator of Securities
Newfoundland and Labrador, Securities Division, Government Services & Lands
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Prince Edward Island, Department of Community Affairs & Attorney General
Saskatchewan Securities Commission
Yukon Registrar of Securities
Counsel Corporation

February 11, 2002

Dear Sirs:

We have received from Counsel Corporation the Notice of Change of Auditors dated February 7, 2002 and are in agreement with the information contained therein based on our knowledge as at this date. Counsel Corporation and Arthur Andersen LLP have been named as defendants in a legal action by a third party, and based on subsequent events we have determined that others may view our independence of Counsel Corporation as being impaired. Accordingly, we have submitted our resignation as auditors of Counsel Corporation and World XChange effective as at January 30, 2002.

Very truly yours,

ARTHUR ANDERSEN LLP

By:
Anthony M. Grnak

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Center
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 11, 2002

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator
Newfoundland Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission

— and to —

Counsel Corporation

Dear Sirs:

Re: Counsel Corporation
Change of Auditor

Pursuant to Paragraph 4.9 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated February 7, 2002. This information is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accounts

RESOLUTIONS OF THE AUDIT COMMITTEE OF COUNSEL CORPORATION (the ''Corporation'')

WHEREAS Arthur Andersen LLP, Chartered Accountants have resigned as auditors of the Corporation;

AND WHEREAS the Corporation wishes to appoint PriceWaterhouseCoopers LLP, Chartered Accountants as the auditors of the Corporation;

AND WHEREAS the Corporation has complied with National Policy No. 31 adopted by the Canadian Securities Administrators (''National Policy 31'') in preparing a notice pursuant to such policy;

AND WHEREAS a copy of such notice together with the letters from the former and successor auditors have been reviewed by the members of the Corporation's audit committee.

NOW BE IT RESOLVED THAT:

1. The resignation of Arthur Andersen LLP, as auditors of the Corporation is hereby accepted.
2. PriceWaterhouseCoopers LLP hereby are appointed as auditors of the Corporation subject to compliance with National Policy 31.

DATED this 15th day of February, 2002.

''Norman Hill''	''Gerald Turner''
Norman Hill	Gerald Turner

COUNSEL CORPORATION

2001 ANNUAL STATUTORY INFORMATION

Management's Discussion and Analysis of
Financial Condition and Results of Operations

&

Consolidated Financial Statements
December 31, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(All dollar amounts are in U.S. dollars unless otherwise indicated)

Counsel Corporation ("Counsel", "the Company") is incorporated under the Business Corporations Act of Ontario and during 2001 it was engaged primarily in communications and technology-related businesses in the United States and health care in the United States and Canada.

In February 2000, Counsel formed Counsel Communications LLC to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. ("Nexbell"), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol ("IP") voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated ("I-Link"), a provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to 70.5% when I-Link merged with Nexbell in a stock for stock transaction. In June 2001 I-Link entered the dial-around long distance business through WorldxChange Corp. ("WorldxChange"). Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, which reduced the Company's interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel Springwell Communications, LLC ("Counsel Springwell").

During 2001, Counsel's health care operations were conducted through wholly owned subsidiaries that have ownership or leasehold interests in 10 nursing homes with 1,611 beds and five retirement centres with 455 units, in Canada and the United States. In addition, Counsel carried on health care operations through 90%-owned (78%-owned in 2000) Sage BioPharma, Inc. ("Sage"), a private company, which was acquired in July 1998. Sage develops and markets infertility products. Counsel also held a 78% interest in FARO Pharmaceuticals, Inc. ("FARO"), a private company, which acquired, marketed and distributed pharmaceutical products. In the second quarter of 2000, Counsel adopted a plan to dispose of FARO's pharmaceutical products business and, consequently, FARO was classified as discontinued operations for financial statement purposes. Subsequent to FARO's disposition of its business on May 1, 2001, the Company acquired all of the shares of FARO's minority shareholders.

In 1999 and 2000, Counsel entered the technology sector through the acquisition of interests in: Impower, Inc. ("Impower"), a private company that provides transaction-based Internet direct marketing and electronic database management products and services; Proscape Technologies, Inc. ("Proscape"), a private company that develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 companies; IBT Technologies, Inc. ("IBT"), a private company that developed, deployed and supported media-rich e-learning products and services delivered over the Internet for business training and post-secondary educational applications; and Core Communications Corporation ("Core"), a private company that provides managed network services for high-speed data communications in hotel and convention meeting spaces. In August 2001 Impower filed for protection under Chapter 11 of the United States bankruptcy legislation and in December 2001 IBT filed under Chapter 7; consequently, the Company's equity in these companies has been entirely written off and provisions have been taken against amounts loaned to them. In February 2001 the Company increased its ownership in Proscape from 36% to 56% and began consolidating Proscape's operations from that date. As a result of dilution, the Company's ownership in Core was reduced to 12.9% at the end of 2000 and the holding was classified as a portfolio investment over which no significant influence is exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following chart shows, in simplified form, the corporate relationships of Counsel and its principal businesses as at December 31, 2001:

COUNSEL CORPORATION

Canada

- Owns and operates retirement centres and nursing homes

United States

- **60.2%** — **I-Link Incorporated**: Develops and markets enhanced communications products and services and, through wholly owned WorldxChange Corp., provides long distance telecommunications services
- **100%** — **Counsel Nursing Properties, Inc.**: Owns nursing homes
- **90.4%** — **Sage BioPharma, Inc.**: Develops and markets infertility products
- **56.5%** — **Proscape Technologies, Inc.**: Develops, markets and supports marketing and sales information software systems

MAJOR CORPORATE DEVELOPMENTS

There were a number of major corporate developments in 2001:

In June, the Company successfully defended a motion by Bergen Brunswig Corporation ("Bergen") to enjoin the Company from selling or otherwise disposing of any shares of Bergen stock received on the 1999 sale of Stadtlander Drug Co., Inc. pending resolution of Bergen's claims against the Company with respect to the Stadtlander sale. On April 29, 2002 the Company settled the Bergen lawsuit with all claims against the Company being dismissed. The net cost of the settlement to the Company, inclusive of legal fees and disbursements, is estimated to be $1.7 million, net of future income tax recoveries of $0.9 million, which has been accrued in the 2001 operating results.

In the communications sector, on February 22, the Company acquired a 97.5% interest in Nexbell for $1.5 million. On March 1, the Company acquired a 65.2% interest in I-Link for $5.1 million. On April 17, I-Link merged with Nexbell, thereby increasing the Company's interest in I-Link to 70.5%. On June 4, WorldxChange, a wholly owned subsidiary of I-Link, acquired certain net assets related to the dial-around long distance business of WorldxChange Communications, Inc. from a bankruptcy proceeding. On September 6, all of I-Link's Class C preferred stock was converted into common shares, thereby reducing the Company's interest in I-Link to 68.1%. Effective November 1, the Company acquired Springwell Capital Partners in exchange for an 11.7% interest in its communications subsidiary, Counsel Communications LLC (which was renamed Counsel Springwell) resulting in the reduction of the Company's interest in I-Link to 60.2%.

In health care, Counsel completed the sale of FARO's pharmaceutical products business on May 1 and, in November, Counsel acquired all the FARO shares held by FARO's minority shareholders. As a result of the acquisition of the FARO minority shares, the Company's interest in Sage increased to 90.4% from 78.3%. In June, the Company signed a letter of intent to acquire Diversicare Canada Management Services Co., Inc. ("DCMS"), an owner and manager of seniors living facilities in Canada. This acquisition did not proceed due to blockages encountered by DCMS's owner but it did result in the Company divesting the three nursing homes it owned in Florida for a gain of $3.4 million. In December, the Company signed a letter of intent to acquire Chartwell Care Corporation, an operator and developer of seniors living facilities in Canada. This acquisition did not proceed.

In the technology sector, the Company increased its ownership of Proscape from 36.0% to 56.5% for $2.9 million in February. In the fourth quarter of 2001 the Company decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding, which is expected to reduce the Company's interest to below 20% on a diluted basis. In August, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors and the Company has written off its entire equity investment in Impower. The Company increased its interest in IBT from 27.7% to 49.5% as a result of investments of $1.8 million and $0.7 million in May and September, respectively. In December, IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation and the Company has written off its entire equity investment in IBT.

RESULTS OF OPERATIONS

The following table illustrates the consolidated financial performance of Counsel for the year ended December 31, 2001, and the comparative results for the year earlier period:

(in thousands)	2001	2000
Revenues		
Communications services and products	**$ 70,294**	$ –
Long term care	**31,605**	32,045
Medical products	**3,642**	2,924
Technology services	**798**	–
Other	**3,994**	2,638
	$110,333	$ 37,607
Earnings (loss)		
Operating loss		
Communications	**$(37,663)**	$ –
Long term care	**(514)**	(57)
Medical products	**(5,181)**	(3,711)
Technology services[1]	**(12,320)**	(9,547)
Other	**(4,181)**	(2,278)
	(59,859)	(15,593)
Gain on sale of short term investments	**42,760**	31,949
Other gains	**5,114**	302
	(11,985)	16,658
Less:		
Write-down of goodwill	**8,040**	–
Write-down of investments and other advances	**21,292**	25,462
Interest expense	**4,334**	2,580
Income taxes (recovered)	**20,991**	(6)
Non-controlling interest	**(1,626)**	–
Loss from continuing operations	**(65,016)**	(11,378)
Earnings (loss) from discontinued pharmaceutical products operations	**4,519**	(32,419)
Loss from discontinued pharmacy services operations	**(1,716)**	(1,035)
Loss from discontinued home health care operations	**–**	(601)
Net earnings (loss)	**$(62,213)**	$ (45,433)

[1] Includes the Company's share of equity in losses of significantly influenced corporations aggregating $5,582 in 2001 and $9,547 in 2000.

The Company's consolidated quarterly revenues, income from continuing operations and net income and loss for 2001 and 2000 are as follows:

	2001 (Unaudited)			
(In thousands, except per share amounts)	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Total revenues	**$ 12,162**	**$ 24,753**	**$ 36,552**	**$ 36,866**
Earnings (loss) from continuing operations	**(1,251)**	**(25,279)**	**(12,774)**	**(25,712)**
Net earnings (loss)	**(1,251)**	**(25,279)**	**(12,774)**	**(22,909)**
Earnings (loss) per common share – basic				
From continuing operations	**$ (0.09)**	**$ (1.12)**	**$ (0.59)**	**$ (1.16)**
From discontinued operations	**0.00**	**0.00**	**0.00**	**0.12**
Net earnings (loss)	**$ (0.09)**	**$ (1.12)**	**$ (0.59)**	**$ (1.14)**
Earnings (loss) per common share – diluted				
From continuing operations	**$ (0.09)**	**$ (1.12)**	**$ (0.59)**	**$ (1.16)**
From discontinued operations	**0.00**	**0.00**	**0.00**	**0.12**
Net earnings (loss)	**$ (0.09)**	**$ (1.12)**	**$ (0.59)**	**$ (1.14)**

	2000 (Unaudited)			
(In thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenues	$ 10,178	$ 9,023	$ 9,099	$ 9,307
Earnings (loss) from continuing operations	(8,586)	(8,265)	(4,321)	9,794
Net earnings (loss)	(8,953)	(8,059)	(5,639)	(22,782)
Earnings (loss) per common share – basic				
From continuing operations	$ (0.37)	$ (0.36)	$ (0.20)	$ 0.35
From discontinued operations	(0.01)	0.01	(0.06)	(1.31)
Net earnings (loss)	$ (0.38)	$ (0.35)	$ (0.26)	$ (0.96)
Earnings (loss) per common share – diluted				
From continuing operations	$ (0.37)	$ (0.36)	$ (0.20)	$ 0.35
From discontinued operations	(0.01)	0.01	(0.06)	(1.31)
Net earnings (loss)	$ (0.38)	$ (0.35)	$ (0.26)	$ (0.96)

Communications

Counsel's communications revenues are derived almost entirely from I-Link. Headquartered just outside of Salt Lake City, Utah, I-Link is a public company that trades on the OTC-Electronic Bulletin Board under the symbol ILNK. A more complete description of its business and 2001 financial results may be found in its Form 10-K for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I-Link is an integrated voice and data communications company focused on developing and deploying its proprietary, software-defined communications platform which unites traditional telecommunications capabilities with data IP (Internet Protocol) systems to converge telecommunication, wireless, paging, voice-over-IP (VoIP) and Internet technologies. As such, its software-defined communication platform simplifies communications, increases communication capabilities via enhanced applications, and lowers overall communication costs. Through its software-defined platform, I-Link provides enhanced telecommunications services on a wholesale and retail basis. In addition, I-Link licenses its software-defined platform and related applications to third parties for deployment and operation in foreign counties. Today, I-Link remains focused on delivering dedicated VoIP applications to its partners and customers through its software-defined network platform. With over seven years experience developing VoIP technologies, I-Link offers a proven and time-tested solution for companies who wish to enter the enhanced communications market. At present, I-Link continues to actively market its *One Number* and I-Link *Home* services through wholesale partnerships, and licenses its enhanced services platform to partners and service providers in the U.S. and abroad who wish to offer voice services without incurring high development costs.

I-Link also provides traditional circuit-switched long distance telecommunication services to end-users via its wholly owned subsidiary, WorldxChange, a facilities-based telecommunication carrier. WorldxChange provides international and domestic long-distance service to retail customers. Telecommunication services provided by WorldxChange consist primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix. WorldxChange markets its services through consumer mass marketing techniques, including direct mail and direct response television and radio. WorldxChange also utilizes a network of independent commission agents recruited through its multi-level marketing programs to attract and retain new customers.

The Company's $70.3 million of revenues from communications services and products is derived from I-Link and Nexbell from their dates of acquisition, March 1 and February 22, respectively, in 2001. Of the $70.3 million, $50.3 million is related to WorldxChange, $12.1 million is related to I-Link's other telecommunications services, $4.7 million is related to I-Link's technology licensing and development business and $3.2 million is related to Nexbell. The revenue from Nexbell relates to its METS product that was discontinued in the fourth quarter of 2001 and, consequently, this revenue source will not continue in 2002.

The Company's $37.7 million loss from communications operations is derived as to $11.1 million from WorldxChange, with the balance coming from I-Link's other operations, including Nexbell. I-Link's technology licensing and development business provided over $1.6 million of operating income. Several initiatives were undertaken by I-Link in 2001 to improve operating results: in January, May and December of 2001 workforce reductions were carried out, accompanied by reductions in facilities and materials; research operations were consolidated at its Utah head office and research and development activities were curtailed to concentrate financial resources on sales and marketing of existing products; in late 2001 I-Link determined that it was not economically justifiable to continue to maintain a significant part of its fixed network, specifically, leased lines for origination and termination from its backbone network with the result that, instead of using these leased lines for origination and termination, it was determined that given current revenue levels, it would be more economical to originate and terminate traffic on WorldxChange's network – this process began in late 2001 and management anticipates that the transition will be completed in April 2002 and will result in net savings in network expenses of $400,000 to $600,000 per month beginning in April 2002.

The Company believes that it was able, through I-Link and WorldxChange, to acquire communications assets at a significant discount to replacement cost because of the additional effort and capital required to make them profitable. The results generated by Counsel's communications operations reflect the cost of building this business. The restructuring and repositioning of I-Link in 2001, as well as the Counsel Springwell collaboration, are integral to the achievement of the Company's profitability objectives in this sector.

Long Term Care

Effective April 30, 1994, Counsel disposed of most of its long term care operations through the sale of Advocat, Inc., a company created to hold those interests; however, Counsel retained ownership or leasehold interests in 20 nursing homes and retirement centres, two of which were sold to third parties in 1995. An additional three nursing homes, in Florida, were sold in 2001. In 2001 and 2000, long term care revenues are comprised of fees paid by residents of seven nursing homes leased by the Company, all of which are managed by Advocat, as well as rent paid by Advocat for three (six until September 2001) nursing homes and five retirement centres leased from the Company.

After deducting interest on the mortgages relating to the long term care facilities and amortization of the facilities, long term care operations generated losses, before allocation of head office overheads, of $0.2 million in 2001 and $0.1 million in 2000, which reflects a slight decrease in operating income from the seven nursing homes leased by the Company. With respect to amortization expense, the Company believes that the net realizable value of the 8 facilities leased to Advocat is at least equal to their net book value at April 30, 1994 and, consequently, a sale of the facilities would result in the recapture of the amortization expensed after that date. Advocat has options to purchase five of these facilities at prices higher than their net book value and three at fair market value, at the end of their lease terms. In 2001 management identified a number of opportunities to expand in this sector in Canada and intends to continue to pursue this initiative in 2002.

Medical Products

Counsel's medical products revenues are derived from Sage. Sage had revenues of $3.6 million for 2001 compared with $2.9 million for 2000. Sage had a loss before interest, taxes, amortization and depreciation of $4.6 million in 2001 compared with a loss of $3.4 million in 2000. These losses reflect the fact that Sage's lead product line is currently in the clinical trial stage as well as the discontinuation of the Company's pharmaceutical products operations carried on by FARO which, before its operations were discontinued, shared premises and certain administrative costs with Sage.

Sage was formed in 1998 to source and bring to market products to treat hormone-dependent disorders in male and female health, with particular emphasis on reproductive medicine. Sage's objective in this market is to become the pre-eminent provider of a broad range of infertility products targeted to the needs of both practitioners and patients. Sage currently markets a broad range of products used in the treatment of infertility, including diagnostics, advanced assisted reproductive technique culture media, instruments and medical devices. Sage's product line, marketing and distribution capability were enhanced in March 1999 by the acquisition of substantially all of the assets of Fertility Technologies, Inc.

In July 1998, Sage entered into an exclusive licensing agreement with Institut Biochimique SA ("IBSA"), a Swiss company, to gain approval for and market a proprietary line of fertility hormone drugs for use in the US and Canada. This line includes follicle stimulating hormone, human menopausal gonadotropin, and human chorionic gonadotropin. These novel drugs have been approved and are currently being marketed by IBSA in Europe. Sage has initiated two Phase III clinical trials for the IBSA drugs in North America but is currently unable to predict when these drugs may be approved for introduction into the North American market. Until the IBSA drugs are approved for distribution in North America, Sage's revenues are not expected to form a material part of Counsel's operations, although steady growth is anticipated from the current product line. While the IBSA drugs are in the clinical trails, Sage's earnings will be negatively impacted by the costs related to that process.

Technology Services

Technology services revenues are derived from Proscape from February 17, 2001 when the Company's interest in Proscape was increased from 36.0% to 56.5% and the Company commenced consolidation of Proscape's operations. The Company's loss from technology services of $12.3 million in 2001 is comprised of Proscape's loss of $6.7 million from February 17 plus the Company's equity in the losses of Proscape (prior to February 17), Impower and IBT totalling $5.6 million. The loss of $9.5 million in 2000 includes the Company's equity in losses of Proscape, Impower, IBT and Core (see note 10 to the Company's consolidated financial statements). The losses derived from these companies include the amortization of goodwill attributable to their acquisition in the amount of $1.6 million (2000 – $3.0 million).

Proscape develops, markets and supports marketing and sales intelligence solutions. Through a comprehensive portfolio of systems and services, it brings companies and their customers closer together to make better, more profitable decisions. Headquartered in Fort Washington, PA, Proscape has helped Fortune 100 companies, reach new heights in consultative selling efficiencies and further strengthened the relationships between the companies and their customers. Gartner Group has ranked Proscape one of the most visionary providers in the Interactive Selling Systems marketplace.

Proscape serves the consumer goods, telecommunications, financial services, high technology and health care markets. Its management team is made up of industry experts from each market segment and all systems are designed to meet the unique needs, and replicate best practices, of each segment.

The Proscape System, which is composed of six distinct modules, is a complete marketing and selling platform that delivers an unparalleled level of insight into business information and offers the tools required to build a truly consultative partnership with customers. What makes Proscape's solution unique is its ability to put strategically meaningful information at the fingertips of its users to maximize interaction between buyer and seller.

Other

Other revenues increased from $2.6 million in 2000 to $4.0 million in 2001 primarily because of the inclusion of revenues of $1.5 million derived from I-Link. The loss of $4.2 million in 2001 compared with a loss of $2.3 million in 2000 reflects a decrease in interest and dividend income and a $1.1 million increase in salaries, benefits and general and administrative costs.

Gain on Sale of Short Term Investments

The gain on sale of short term investments consists primarily of gains on the sale of shares of Bergen in 2001 and shares of Bergen, RioCan REIT and Delano Technology Corporation in 2000.

Other Gains

Other gains of $5.1 million in 2001 are derived from the sale of the Company's three Florida nursing homes in September as to $3.4 million, a $1.1 million gain by I-Link on the extinguishment of debt in the fourth quarter and a $0.6 million gain on the sale of Nexbell in December. The $0.3 million gain in 2000 relates to the sale of several developed residential building lots.

Write-downs

The $8.0 million write-down of goodwill in 2001 is derived from I-Link. After an analysis and review of product offerings performed by I-Link during the third quarter, a plan to discontinue offering its METS product was adopted, which resulted in an $8.0 million non-cash goodwill impairment charge.

The $21.3 million write-down of investments and other advances in 2001 is derived primarily from the Company's technology-related investments: $12.1 million from Impower, $3.0 million from IBT, $1.6 million from Ci4net, $0.9 million from Delano Technology Corporation. The $25.5 million write-down of investments in 2000 relates primarily to the shares of Bergen, which were written down to their $5.52 June 30, 2000 market value and account for $21.9 million of the write-down. Canadian generally accepted accounting principles do not permit shares to be written back up even though the market value of these shares increased to $15.83 per share at December 31, 2000 (and the equivalent of $23.51 per share at December 31, 2001); the increase in value is only recognized when the shares are ultimately sold. The balance of the 2001 and 2000 write-downs relate to several smaller investments that were determined to have a permanent impairment in value.

Other Expenses

Interest expense relates primarily to the mortgages on the Company's retirement centres and nursing homes and the Company's convertible debentures that were issued October 31, 1996 as well as, in 2001, interest incurred by I-Link. Interest expense increased from 2000 to 2001 because of I-Link and because a portion of the expense related to the convertible debentures was allocated to discontinued operations in the earlier year.

The provision for income taxes in 2001 represents taxes on the gain on sale of short term investments, the gain on sale of the Company's Florida nursing homes and the reversal of future income tax benefits related to technology investments.

The non-controlling interest in 2001 is derived from I-Link, Proscape and Sage.

Discontinued Operations

Details of discontinued operations may be found in note 20 to the Company's consolidated financial statements.

FINANCIAL CONDITION

At December 31, 2001 the Company had cash and cash equivalents totalling $24.9 million. In addition, it held short term investments with a market value of $34.6 million, or approximately $25.6 million in excess of their carrying amount. Most of these investments were sold in the first quarter of 2002 for proceeds of $34.3 million and a gain of $26.6 million.

The decrease in cash and cash equivalents of $27.3 million during 2001 reflects the repayment of the Company's $40.0 million note payable and the Company's investments in and advances to I-Link, Proscape and significantly influenced corporations IBT and Impower. This use of cash was partly offset by the realization of discontinued assets on the sale of FARO's pharmaceutical products business and the sale of short term investments. The changes in other assets and liabilities from December 31, 2000 to December 31, 2001 reflect, for the most part: (i) the consolidation of the assets and liabilities of I-Link and Proscape; (ii) the sale of the Company's Florida nursing homes; and (iii) the write-downs to the Company's investments in and advances to Impower and IBT.

CAPITAL RESOURCES AND LIQUIDITY

Counsel's sources of cash flow include earnings from its wholly owned long term care operations, interest and dividend income, as well as from asset sales and the repayment of mortgages, loans and other receivables.

There are no restrictions on the repayment of advances or payment of dividends by any of the Company's subsidiaries other than WorldxChange which has certain restrictions as a result of a three-year loan and security agreement, consisting of an accounts receivable-based revolving credit facility, that it entered into in December 2001. One of Counsel's objectives is that its subsidiaries and affiliates be self-financing and, to that end, the Company is closely involved in planning, structuring and arranging the debt and equity offerings of its related companies.

Counsel's cash requirements and scheduled principal repayments during 2002 will be met from cash and cash equivalents, short term investments, operating cash flow and the realization of assets, all of which are expected to provide sufficient cash to satisfy the Company's current and anticipated obligations. The Company has committed to fund, through long term intercompany advances or equity contributions, all capital investment, working capital or other operational cash requirements of I-Link through April 15, 2003.

The Company's $42.8 million of convertible debentures issued October 31, 1996 are redeemable at its option. The Company may satisfy its obligation to pay principal upon redemption or at maturity by the issuance of its own shares.

Counsel has no restrictions on paying dividends. On July 20, 1999, the Company paid a special dividend of C$1.50 per share primarily related to the realization of value on the successful sale of Stadtlander. As a result of the dividend, the conversion price of the Company's convertible debentures was reduced to $11.726 per share from $13.875. On April 30, 2000 the Company paid a dividend in kind of all of its shares of American HomePatient Inc. to complete the disposition of this discontinued operation, which resulted in a further reduction of the debenture conversion price to $11.472.

On December 14, 1999, the Company renewed a normal course issuer bid for its common shares in accordance with the by-laws and policies of The Toronto Stock Exchange. The renewed bid allowed the Company to purchase up to 1,705,418 shares during the period from December 14, 1999 to December 13, 2000. All 1,705,418 shares were purchased for cancellation, at an average price of C$4.19 per share. Also effective December 14, 1999, the Company commenced a normal course issuer bid for its convertible debentures which allowed it to purchase up to $5 million principal amount of debentures during the period from December 14, 1999 to December 13, 2000. A total of $1.499 million principal amount of debentures were purchased for cancellation pursuant to this issuer bid, at an average price of $583.33 per $1,000 principal amount of debenture. These normal course issuer bids were renewed on December 14, 2000 and allowed the Company to purchase up to 1,528,049 shares and $4.87 million principal amount of debentures during the period from December 14, 2000 to December 13, 2001. A total of 1,527,952 shares were purchased for cancellation, at an average price of C$2.94 per share, and all $4.87 million of debentures were purchased for cancellation at an average price of $551.58 per $1,000 principal amount of debenture. These normal course issuer bids were again renewed on December 14, 2001 and allow the Company to purchase up to 1,144,484 common shares and $4.26 million principal amount of debentures during the period from December 14, 2001 to December 13, 2002. At March 31, 2002, pursuant to the most recent bids, 576,100 shares had been purchased at an average price of C$2.92 per share and $0.87 million of debentures had been purchased at an average price of $550.00 per $1,000 principal amount of debenture. All of the shares and debentures purchased have been cancelled.

RISKS

Although management believes that its analysis and expectations are based on reasonable assumptions, there is no assurance that these expectations will materialize. Consequently, the following risks and issues, among others, should be considered when evaluating the Company:

- the ability to finance and manage expected growth
- the ability to achieve profitability in certain key operating segments
- the dependence upon key personnel
- the demand for and acceptance of the Company's products and services
- the impact of competitive services and pricing
- subscriber/customer attrition
- ongoing relationship with suppliers, including the ability to meet usage commitments with carriers
- the ability to maintain, operate and upgrade the Company's information systems network and successfully deploy its Internet telephony network
- *the ability to efficiently integrate recent and anticipated acquisitions*
- federal, state and provincial governmental regulation of the long distance telecommunications, internet and seniors living industries
- legal proceedings
- the adoption of new, or changes in, accounting principles.

Consideration should also be given to the credit, interest rate and foreign exchange risks described in note 21 to the Company's audited consolidated financial statements for the year ended December 31, 2001.

Counsel Corporation

Consolidated Financial Statements
December 31, 2001
(in thousands of U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Auditors' Report

To the Shareholders of
Counsel Corporation

We have audited the consolidated balance sheet of **Counsel Corporation** as at December 31, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of **Counsel Corporation** as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2000 and 1999, prior to restatement of certain information reported under United States generally accepted accounting principles as described in note 28, were audited by other auditors who expressed opinions without reservation on those statements in their original auditors' reports dated March 26, 2001 and April 7, 2000, respectively.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada
April 5, 2002 (except for note 20, which is as at April 29, 2002)

Counsel Corporation

Consolidated Balance Sheet

As at December 31

(in thousands of U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	24,934	52,220
Short-term investments (note 6)	8,932	23,830
Accounts receivable (less allowance for doubtful accounts of $2,198; (2000 - $217))	20,448	3,414
Income taxes recoverable	2,202	2,112
Future income tax asset (note 19)	970	785
Other assets (note 7)	7,022	4,071
Assets of discontinued operations (note 20)	4,883	77,239
	69,391	163,671
Long-term assets		
Other assets (note 7)	15,852	19,084
Property, plant and equipment (note 8)	43,006	25,675
Goodwill and intangible assets (note 9)	15,621	2,755
Investment in significantly influenced corporations (note 10)	-	15,783
Future income tax asset (note 19)	-	1,895
	143,870	228,863
Liabilities		
Current liabilities		
Accounts payable	11,689	4,924
Accrued liabilities (note 11)	26,512	8,757
Deferred revenue	2,563	735
Note payable (note 12)	-	13,333
Mortgages and loans payable (note 13)	10,508	251
Capital leases (note 14)	3,034	-
Liabilities of discontinued operations (note 20)	2,395	40,728
	56,701	68,728
Long-term liabilities		
Deferred revenue	768	1,449
Note payable (note 12)	-	26,667
Mortgages and loans payable (note 13)	14,690	19,775
Capital leases (note 14)	6,986	-
Convertible debentures payable (note 15)	4,801	7,741
Future income tax liabilities (note 19)	23,282	-
	107,228	124,360
Non-controlling interest	148	-
Shareholders' Equity	36,494	104,503
	143,870	228,863

Commitments, guarantees and contingent liabilities (notes 21, 22 and 23)

Approved by the Board of Directors

(signed) Allan Silber Director (signed) Norman Chirite Director

The accompanying notes are an integral part of these consolidated financial statements.

Counsel Corporation

Consolidated Statement of Shareholders' Equity

For the year ended December 31

(in thousands of U.S. dollars)

	Capital stock					
	Number of common shares (in thousands) (note 16)	**Amount** $	**Contributed surplus** $	**Equity component of convertible debentures payable** $	**Retained earnings (deficit)** $	**Total shareholders' equity** $
Balance - December 31, 1998	27,701	124,291	-	39,504	(15,211)	148,584
Common shares issued	20	32	-	-	-	32
Common shares purchased for cancellation	(2,188)	(8,072)	-	-	(5,660)	(13,732)
Accretion of equity component of debentures payable	-	-	-	2,789	(2,789)	-
Dividends	-	-	-	-	(26,357)	(26,357)
Net earnings	-	-	-	-	48,198	48,198
Balance - December 31, 1999	25,533	116,251	-	42,293	(1,819)	156,725
Common shares issued	92	143	-	-	-	143
Common shares purchased for cancellation	(1,688)	(6,942)	2,220	-	(8)	(4,730)
Gain on retirement of debentures payable, net of income taxes of $131	-	-	491	(1,268)	-	(777)
Gain on issuances of stock by significantly influenced corporations	-	-	-	-	366	366
Accretion of equity component of debentures payable	-	-	-	3,017	(3,017)	-
Dividends	-	-	-	-	(1,791)	(1,791)
Net loss	-	-	-	-	(45,433)	(45,433)
Balance - December 31, 2000	23,937	109,452	2,711	44,042	(51,702)	104,503
Common shares purchased for cancellation	(1,444)	(6,600)	3,878	-	-	(2,722)
Gain on retirement of debentures payable, net of income taxes of $613	-	-	2,294	(5,368)	-	(3,074)
Accretion of equity component of debentures payable	-	-	-	3,159	(3,159)	-
Net loss	-	-	-	-	(62,213)	(62,213)
Balance - December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494

The accompanying notes are an integral part of these consolidated financial statements.

Counsel Corporation

Consolidated Statement of Operations

For the year ended December 31

(in thousands of U.S. dollars, except per share amounts)

	2001 $	2000 $	1999 $
Revenues			
Communication services	65,564	-	-
Communication technology licensing	4,730	-	-
Long-term care services	31,605	32,045	31,275
Sale of medical products	3,642	2,924	3,091
Other	4,792	2,638	5,711
	110,333	37,607	40,077
Cost of revenues			
Communication services	58,596	-	-
Sale of medical products	2,784	2,306	1,834
Other	920	-	-
	62,300	2,306	1,834
Operating expenses			
Selling, general and administrative	83,556	39,156	37,114
Provision for doubtful accounts	2,989	32	130
Depreciation and amortization	13,603	1,400	1,300
Research and development	2,162	759	483
	102,310	41,347	39,027
Operating loss	(54,277)	(6,046)	(784)
Gain on sale of short-term investments	42,760	31,949	-
Earnings (loss) before the undernoted	(11,517)	25,903	(784)
Equity in losses of significantly influenced corporations (note 10)	(5,582)	(9,547)	(265)
Other gains	5,114	302	1,492
Write-down of goodwill	(8,040)	-	-
Write-down of investments and other advances	(21,292)	(25,462)	(148,456)
Interest expense (note 18)	(4,334)	(2,580)	(2,858)
Loss before income taxes, non-controlling interest and discontinued operations	(45,651)	(11,384)	(150,871)
Provision for (recovery of) income taxes (note 19)	20,991	(6)	(55,244)
Non-controlling interest	(1,626)	-	(1,663)
Loss from continuing operations	(65,016)	(11,378)	(93,964)
Earnings (loss) from discontinued operations (note 20)	2,803	(34,055)	142,162
Net earnings (loss)	(62,213)	(45,433)	48,198

Counsel Corporation

Consolidated Statement of Operations ...*continued*

For the year ended December 31

(in thousands of U.S. dollars, except per share amounts)

	2001 $	2000 $	1999 $
Basic earnings (loss) per share			
Loss from continuing operations	(2.96)	(0.58)	(3.68)
Earnings (loss) from discontinued operations	0.12	(1.37)	5.42
Net earnings (loss) - basic	(2.84)	(1.95)	1.74
Diluted earnings (loss) per share			
Loss from continuing operations	(2.96)	(0.58)	(3.68)
Earnings (loss) from discontinued operations	0.12	(1.37)	5.42
Net earnings (loss) - diluted	(2.84)	(1.95)	1.74
Weighted average number of common shares outstanding (in thousands)	23,030	24,860	26,258

The accompanying notes are an integral part of these consolidated financial statements.

Counsel Corporation

Consolidated Statement of Cash Flows

For the year ended December 31

(in thousands of U.S. dollars)

	2001 $	2000 $	1999 $
Cash provided by (used in)			
Operating activities			
Loss from continuing operations	(65,016)	(11,378)	(93,964)
Non-cash items included in loss			
Depreciation of property, plant and equipment	7,445	1,092	1,000
Amortization of goodwill and intangible assets	6,158	308	300
Amortization of deferred revenue	(3,891)	(735)	(1,057)
Gains on asset dispositions and debt retirement (note 25)	(47,874)	(32,251)	(1,492)
Future income taxes	20,244	1,567	(52,365)
Accretion of liability component of debentures payable	528	732	904
Equity in losses of significantly influenced corporations	5,582	9,547	265
Write-down of goodwill	8,040	-	-
Write-down of investments and other advances	21,292	25,462	148,456
Dilution loss	188	-	-
Non-controlling interest	(1,626)	-	(1,663)
Sale (purchase) of short-term investments	55,702	54,334	(5,143)
Changes in non-cash working capital related to operations (note 25)	(1,973)	(5,491)	11,678
Cash provided by continuing operations	4,799	43,187	6,919
Cash provided by (used in) discontinued operations	2,341	(1,640)	-
	7,140	41,547	6,919
Investing activities			
Business acquisitions (net of cash acquired of $811)	(18,842)	-	-
Investment in significantly influenced corporations	(2,516)	(15,982)	(10,000)
Purchase of portfolio investments	(50)	(3,700)	(3,013)
Other investments	(146)	(1,137)	(3,759)
Proceeds on sale of portfolio investments	-	5,621	3,661
Purchases of property, plant and equipment	(1,900)	(73)	(83)
Mortgages and other advances - collections	367	1,679	-
Mortgages and other advances - lending	(9,923)	(7,653)	(747)
Discontinued operations	70,926	-	157,912
	37,916	(21,245)	143,971

Counsel Corporation

Consolidated Statement of Cash Flows ...*continued*

For the year ended December 31

(in thousands of U.S. dollars)

	2001 $	2000 $	1999 $
Financing activities			
Note payable - repayment	(40,000)	-	-
Mortgages and loans payable - borrowings	15,450	3,507	-
Mortgages and loans payable - repayments	(6,848)	(4,055)	(4,312)
Capital lease repayments	(1,043)	-	-
Retirement of debentures payable	(3,180)	(877)	-
Decrease in liability component of debentures payable	(2,749)	(3,000)	(3,000)
Proceeds from exercise of stock options	-	84	32
Shares purchased for cancellation	(2,722)	(4,730)	(13,732)
Dividends paid	-	-	(26,357)
Discontinued operations	(31,250)	25,000	(91,704)
	(72,342)	15,929	(139,073)
Increase (decrease) in cash and cash equivalents	(27,286)	36,231	11,817
Cash and cash equivalents - beginning of year	52,220	15,989	4,172
Cash and cash equivalents - end of year	24,934	52,220	15,989

Supplementary information (note 25)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of U.S. dollars, except per share amounts)

1 Description of business

Counsel Corporation, together with its subsidiary companies (collectively the Company), operates in the following businesses:

- the development and marketing of enhanced communications products and services in the United States, utilizing its own private intranet and both owned and leased network switching and transmission facilities. The Company develops and licences telecommunication technologies and services, and provides long distance telecommunication services to commercial and residential customers in the United States;
- the ownership and leasing of long-term care facilities in Canada and the United States;
- the provision of technology services and software in the United States, including Internet direct marketing services, sales information systems, and electronic learning products and services; and
- sales of medical products in the United States.

2 Summary of significant accounting policies

Basis of presentation

These consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States (U.S.) dollars. The accounting principles used differ in certain respects from those generally accepted in the United States. The significant measurement differences between Canadian and United States accounting principles are described and reconciled in note 28.

Consolidated subsidiaries

The consolidated financial statements include the accounts of the Company and all companies over which it has control. All intercompany balances and transactions have been eliminated upon consolidation.

The Company's principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2001, 2000 and 1999 are as follows:

	2001 %	2000 %	1999 %
Counsel Corporation (US)	100.0	100.0	100.0
I-Link Incorporated (I-Link)	60.2	-	-
WorldxChange Corp. (WorldxChange)	60.2	-	-
Proscape Technologies, Inc. (Proscape)	56.5	36.0	-
Sage Biopharma, Inc. (Sage)	90.4	78.3	78.3

(in thousands of U.S. dollars, except per share amounts)

Revenue recognition

Communication services

Long distance and enhanced communication service revenues are recognized as service is provided to subscribers. Revenues from the sale of promotional and presentation materials to independent sales representatives are recognized at the time of shipment. The portion of the sign-up fee relating to ongoing administrative support to independent sales representatives is deferred and recognized over the initial term of the agreement. Marketing service revenues are presented net of estimated refunds on returns of network marketing materials.

Technology services

Technology service revenue is generated in both the communications and technology services segments.

Revenue from the sale of software licenses is recognized when the product is shipped, a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectability is reasonably assured. Maintenance and support revenues are recognized rateably over the term of the related agreements. When a license of I-Link technology requires continued support or involvement of I-Link, contract revenues are spread over the period of the required support or involvement. Revenues on long-term development projects are recognized under the percentage of completion method of accounting and are based on costs incurred on the project, compared to estimated total costs related to the contract.

Long-term care

Revenue from long-term care includes revenue from the Company's nursing and retirement facilities and revenue from operating leases for certain facilities. Revenue from the Company's retirement and nursing facilities is recognized when services are provided or when rent becomes due. Revenue from operating leases is recognized over the term of the lease as it becomes due.

Medical products

Revenue from medical product sales is recognized upon shipment and transfer of title.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears.

Translation of foreign currencies

The consolidated financial statements are expressed in U.S. dollars because a significant portion of the Company's net assets and operations are located or originate in the United States. Monetary assets and liabilities denominated in Canadian dollars are translated at year-end exchange rates. Except in cases of self-sustaining operations, which are described in the following paragraph, non-monetary assets are translated at historic rates of exchange. Revenues and expenses denominated in foreign currencies are translated at average

(in thousands of U.S. dollars, except per share amounts)

exchange rates during the year, except for depreciation and amortization, which are translated at historic rates. Translation gains and losses are reflected in operations except as described in the following paragraph.

Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders' equity and shown as cumulative unrealized translation adjustments.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturities of three months or less. As at December 31, 2001, cash equivalents consisting of short-term deposits and money market investments amounted to $12,546 (2000 - $45,500).

Short-term investments

Short-term investments are carried at the lower of cost and market value. Unrealized losses in value are charged to operations as a write-down of investments.

Portfolio investments

Portfolio investments are carried at cost. When there has been a decline in value of an investment that is judged to be other than temporary, the decline is included in the determination of earnings.

Significantly influenced corporations

Corporations over which control does not exist but significant influence is exercised are accounted for using the equity method. Investments are written down when there is other than a temporary decline in value.

Goodwill and intangible assets

Intangible assets primarily include communications technology and are recorded at cost. Goodwill represents the excess of the cost of business acquisitions over the fair value of net identifiable assets acquired. On a regular basis, the Company reviews the recoverability and useful lives of goodwill and intangible assets. Whenever events or changes in circumstances indicate the carrying value may not be recoverable, the asset is considered to be impaired if the carrying amount exceeds the future net undiscounted cash flows expected to be generated by the asset. Impairment losses are charged to operations in the period identified. Factors considered in this evaluation include an assessment of historical income trends and future projected cash flows from the operations of businesses acquired, on an undiscounted basis, as well as other market indicators.

(in thousands of U.S. dollars, except per share amounts)

Amortization of goodwill and intangible assets is calculated using the straight-line method over the following periods:

Communications technology	5 years
Other intangibles	3 to 15 years
Goodwill	5 to 40 years

Property, plant and equipment

Long-term care facilities are recorded at the lower of cost and estimated net recoverable amount. Depreciation is provided using the sinking fund method, under which an increasing amount, consisting of a fixed annual sum together with interest thereon compounded at a rate of 5% per annum, is charged to operations to fully depreciate the buildings over a 33-year period.

Other property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 7 years and declining balance method at 20% per annum
Leasehold improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset
Communications network equipment	straight-line over 2 to 6 years
Software and information systems	straight-line over 1 to 3 years

Net recoverable amounts for property, plant and equipment are determined based on estimates of future cash flows from use on an undiscounted basis. When the carrying amount exceeds the net recoverable amount, the excess is charged to operations.

Real estate under development

Real estate under development is recorded at cost and reduced for impairment where applicable. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time, they are classified as properties held for sale. The cost of properties under development includes qualifying costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including interest on general and specific debt and other direct expenses.

Properties held for sale are carried at the lower of their carrying values or estimated fair values less costs of disposition. Depreciation ceases once properties are classified as held for sale.

(in thousands of U.S. dollars, except per share amounts)

Software development costs

Costs incurred in the research, design and development of software for sale are charged to expense until technological feasibility is established, after which, the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable value of the related product. The undiscounted net recoverable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

Research and development costs

Costs incurred on activities that relate to research and development are expensed as incurred unless development costs meet certain criteria for capitalization.

Deferred revenue

Deferred revenue arising from the disposition of certain long-term care leasehold interests in 1994 is being amortized on a straight-line basis over ten years. Deferred revenue related to technology licenses is amortized over the license period.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce future income tax assets when it appears more likely than not that some or all of the future income tax asset will not be realized.

Stock-based compensation plans

The Company has stock-based compensation plans that are described in note 17. No compensation expense is recognized for these plans when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company's convertible debentures are presented in these consolidated financial statements in their component parts measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component; such component being reduced by the required interest

(in thousands of U.S. dollars, except per share amounts)

payments. The difference between the debt component and the face value of the debentures at the date of issuance is classified as equity. The equity component of the debentures, net of the value ascribed to the holders' conversion option, is increased over the term to the full face value by charges to retained earnings (deficit).

The carrying amounts reported on the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and note payable approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 6, 15, and 21. The estimated fair values of short-term investments are based on quoted market values at year-end. Other fair value amounts are based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value. The fair value estimates are based on pertinent information available to management as at the balance sheet date. Such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

The Company evaluates the collectability of its accounts receivable on a periodic basis, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts and economic factors or events expected to affect the Company's future collections.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) issued Handbook section 1581, "Business Combinations", which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of Handbook section 1581 effective January 1, 2002 will not have an impact on the Company's consolidated financial statements.

The CICA issued Handbook section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Section 3062 requires, among other things, the discontinuance of goodwill amortization. In addition, the section includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles. The Company is currently assessing, but has not yet determined the full impact of section 3062 on the Company's consolidated financial statements. However, had the Company not amortized goodwill in 2001, the reported net loss would have been reduced by $1,136 ($0.05 per share).

(in thousands of U.S. dollars, except per share amounts)

The CICA issued Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning January 1, 2002. Section 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The section requires retroactive application; however, in the case of stock option awards to employees, will only apply to awards granted after the date of adoption. The Company is currently evaluating the implementation of the new standard.

The CICA issued revised Handbook section 1650, "Foreign Currency Translation" which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. Section 1650 is effective for fiscal years commencing January 1, 2002. The adoption of Handbook section 1650 will not have a significant impact on the Company.

4 Change in accounting policy

The Company has adopted the new CICA recommendations for calculating earnings per share, CICA Handbook section 3500, "Earnings per Share", retroactive to January 1, 1999. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of warrants and options and equivalents. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year. The adoption of the new standard had no effect on the earnings per share for the years ended 2001, 2000 and 1999.

5 Business acquisitions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (Nexbell), a packet telephony network company, for cash consideration of $1,540. The acquisition was accounted for by the purchase method with the results of operations included in the consolidated financial statements since the acquisition date. The cost of the Company's acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was being amortized over a period of five years.

During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment charge of $8,040 as a consequence of projected losses associated with Nexbell's prime product and the decision to adopt a plan to discontinue this product.

(in thousands of U.S. dollars, except per share amounts)

I-Link Incorporated

On March 1, 2001, the Company acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The acquisition was accounted for using the purchase method and the cost was allocated on the basis of the fair market value of the assets acquired of $17,347 and the liabilities assumed of $22,582. These valuations included $10,348 of communications technology acquired, which is being amortized over a period of five years.

On April 17, 2001, as a result of a merger between I-Link and Nexbell, the Company's interest in Nexbell was exchanged for an additional 5.3% interest in I-Link, resulting in an overall interest in I-Link of 70.5% as at that date.

On September 6, 2001, all outstanding shares of I-Link's Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, I-Link issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company's interest to 68.1% as at that date. The Company's interest in I-Link was further reduced to 60.2% on October 31, 2001.

WorldxChange Corp.

On June 4, 2001, I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of $13,000. The acquisition was accounted for by the purchase method with the results of operations included in the consolidated financial statements since the acquisition date. The cost of the acquisition was allocated on the basis of the fair market value of the assets acquired of $16,967 and the liabilities assumed of $3,286. I-Link also incurred $681 of transaction costs related to the purchase.

(in thousands of U.S. dollars, except per share amounts)

Pro forma financial information

The following unaudited pro forma information gives effect to the acquisitions of Nexbell, I-Link and WorldxChange as if they had occurred at the beginning of the respective years:

	2001 $	2000 $
Revenue		
As reported	110,333	37,607
Pro forma	155,570	174,099
Loss from continuing operations		
As reported	(65,016)	(11,378)
Pro forma	(108,467)	(121,844)
Net loss		
As reported	(62,213)	(45,433)
Pro forma	(104,571)	(155,899)
Net loss per share - basic		
As reported	(2.84)	(1.95)
Pro forma	(4.68)	(6.40)
Net loss per share - diluted		
As reported	(2.84)	(1.95)
Pro forma	(4.68)	(6.40)

6 Short-term investments

Summarized below is selected financial information relating to short-term investments as at December 31:

	Number of shares		Carrying amount	
	2001	2000	2001 $	2000 $
		(in thousands)		
AmerisourceBergen	515	1,568	7,683	23,383
Other	-	-	1,249	447
			8,932	23,830

(in thousands of U.S. dollars, except per share amounts)

On August 29, 2001, AmeriSource Health Corporation and Bergen Brunswig Corporation (Bergen) merged to form AmerisourceBergen Corporation (AmerisourceBergen). Each Bergen share was exchanged for 0.37 of a share of AmerisourceBergen.

During the year ended December 31, 2001, the Company sold 2,846,390 shares of Bergen (the equivalent of 1,053,164 shares of AmerisourceBergen) for net proceeds of $58,278, resulting in a gain on disposition of $42,578.

During the year ended December 31, 2000, the Company sold 3,593,000 shares of Bergen (the equivalent of 1,329,410 shares of AmerisourceBergen) for net proceeds of $46,833, resulting in a gain on disposition of $27,014. During the year ended December 31, 2000, the Company wrote down its investment in Bergen, resulting in a charge of $21,888 (1999 - $142,084).

As at December 31, 2001, the market value of the Company's investment in AmerisourceBergen is $32,755 or the equivalent of $63.55 per share (2000 - $67,110 or the equivalent of $42.78 per share).

In 2002, the Company has completed the disposition of all remaining shares in AmerisourceBergen for a gain of $26,573.

As at December 31, 2001, the market value of the Company's other short-term investments is $1,826 (2000 - $787).

7 Other assets

	2001 $	2000 $
Mortgages and other advances	9,221	12,224
Portfolio investments	3,219	6,424
Real estate under development	2,433	-
Prepaid expenses	2,117	792
Software development costs	1,555	-
Deposits	1,268	93
Other	3,061	3,622
	22,874	23,155
Less: Current portion	7,022	4,071
	15,852	19,084

The current portion of other assets comprises current amounts for mortgages and other advances, prepaid expenses, software development costs and other.

Included in mortgages and other advances are non-interest bearing loans of $5,680 (2000 - $2,595) due from employees for the purchase of 2,921,761 (2000 - 1,242,000) shares of the Company having a market value of

(in thousands of U.S. dollars, except per share amounts)

$5,055 as at December 31, 2001 (2000 - $2,071). These loans have various maturity dates ranging from June 28, 2002 to December 20, 2011 and are collateralized by the shares purchased.

Also included in mortgages and other advances is a loan receivable from Impower, Inc. (note 10), which was written down from $5,750 to $525 in 2001 to reflect the net realizable value of the loan amount.

8 Property, plant and equipment

			2001
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Land	1,744	-	1,744
Long-term care facilities	22,892	5,376	17,516
Building	632	23	609
Communications network equipment	21,002	3,863	17,139
Furniture, fixtures and office equipment	6,601	2,394	4,207
Leasehold improvements	479	166	313
Long-term care equipment	3,144	3,125	19
Software and information systems	2,020	561	1,459
	58,514	15,508	43,006

			2000
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Land	2,226	-	2,226
Long-term care facilities	28,439	6,948	21,491
Furniture, fixtures and office equipment	2,120	621	1,499
Leasehold improvements	422	146	276
Long-term care equipment	4,341	4,228	113
Software and information systems	122	52	70
	37,670	11,995	25,675

The depreciation expense for 2001 is $7,445 (2000 - $1,092; 1999 - $1,000).

Included in communications network equipment is $10,138 in assets under capital leases as at December 31, 2001. Accumulated depreciation on these leased assets was $1,675 as at December 31, 2001.

Long-term care facilities and long-term care equipment are leased to third parties under operating leases expiring in 2004. Rental income received in respect of these leases was $1,778 in 2001 (2000 - $2,039; 1999 - $2,025).

(in thousands of U.S. dollars, except per share amounts)

9 Goodwill and intangible assets

			2001
	Cost $	Accumulated amortization $	Net $
Communications technology	13,124	3,425	9,699
Other intangibles	314	44	270
Goodwill	7,668	2,016	5,652
	21,106	5,485	15,621

			2000
	Cost $	Accumulated amortization $	Net $
Goodwill	3,620	865	2,755

The amortization expense for 2001 is $6,158 (2000 - $308; 1999 - $300).

10 Investment in significantly influenced corporations

	Carrying amount		Equity in losses		
	2001 $	2000 $	2001 $	2000 $	1999 $
Impower, Inc. (i)	-	10,340	(3,303)	(4,504)	(265)
Proscape Technologies, Inc. (ii)	-	3,071	(367)	(2,114)	-
IBT Technologies, Inc. (iii)	-	2,372	(1,912)	(1,856)	-
Core Communications Corporation (iv)	-	-	-	(1,073)	-
	-	15,783	(5,582)	(9,547)	(265)

Equity in losses includes amortization of $1,555 in goodwill attributable to the Company's acquisition of significantly influenced corporations (2000 - $2,965; 1999 - $294).

i) Impower, Inc. (Impower)

Impower provides transaction-based Internet direct marketing and electronic database management products and services. On October 22, 1999, the Company acquired a 25.2% interest in Impower for cash consideration of $10,000. The cost of the acquisition was allocated on the basis of the fair market value of

(in thousands of U.S. dollars, except per share amounts)

assets acquired of $2,893 and liabilities assumed of $445, resulting in $7,552 of goodwill, which was being amortized over a period of five years.

On June 22, 2000, the Company increased its interest in Impower from 25.2% to 33.6% for cash consideration of $5,109. The cost of the acquisition was allocated on the basis of the fair market value of assets acquired of $3,057 and liabilities assumed of $745, resulting in $2,797 of additional goodwill, which was being amortized over a period of five years.

On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the United States bankruptcy legislation to seek protection from its creditors. The Company has determined that its investment is impaired, and has written off its equity investment in Impower in its entirety.

ii) Proscape Technologies, Inc. (Proscape)

Proscape develops, markets and supports marketing and sales information systems for middle and Fortune 1000 companies. On January 20, 2000, the Company acquired a 31.5% interest in Proscape for cash consideration of $4,001. On October 24, 2000, Proscape successfully completed a private placement involving the Company and third party investors. Pursuant to this private placement, the Company acquired a further 4.5% interest for cash consideration of $1,140 resulting in a 36% interest as at December 31, 2000. Proscape stock issuances pursuant to this third party participation resulted in a dilution gain of $44. The cost of these acquisitions was allocated on the basis of the fair market value of the assets acquired of $2,672 and the liabilities assumed of $1,098. These valuations gave rise to $3,567 of goodwill, which is being amortized over a period of five years.

On February 17, 2001, the Company increased its ownership in Proscape from 36.0% to 56.5% for cash consideration of $2,859. As a result, the Company acquired control and has consolidated Proscape's operations from February 17, 2001. In 2001, the operations have been accounted for on the equity basis until February 16, 2001. The cost of the Company's acquisition was allocated on the basis of the fair market value of the assets acquired of $4,665 and the liabilities assumed of $2,854. These valuations gave rise to $1,048 of goodwill, which is being amortized over a period of five years.

iii) IBT Technologies, Inc. (IBT)

IBT is an application service provider that develops, deploys and supports media-rich, e-learning products and services delivered over the Internet for business training and post-secondary educational applications. On March 27, 2000, the Company acquired a 26.7% interest in IBT for cash consideration of $4,000. On August 15, 2000, a further 1.0% interest was acquired for cash consideration of $222 resulting in a 27.7% interest as at December 31, 2000. The cost of these acquisitions was allocated on the basis of the fair market value of the assets acquired of $1,745 and the liabilities assumed of $151. These valuations gave rise to $2,628 of goodwill, which was being amortized over a period of five years.

On May 31, 2001, the Company acquired a further interest in IBT for cash consideration of $1,817 resulting in a 46.9% interest as at June 30, 2001. The cost of the Company's acquisition was allocated on the basis of fair market value of the assets acquired of $1,624 and the liabilities assumed of $325. These valuations gave rise to $518 of additional goodwill, which was being amortized over a period of five years.

(in thousands of U.S. dollars, except per share amounts)

On September 6, 2001, the Company acquired a further interest in IBT for cash consideration of $684 resulting in a 49.5% interest as at September 30, 2001. The cost of the Company's acquisition was allocated on the basis of fair market value of the assets acquired of $1,212 and the liabilities assumed of $562. These valuations gave rise to $34 of additional goodwill.

In December 2001, IBT made a voluntary filing under Chapter 7 of the United States bankruptcy legislation. The Company has determined that its investment is impaired, and has written off its total equity investment in IBT.

iv) Core Communications Corporation (Core)

On December 29, 2000, Core successfully completed an equity financing in which the Company did not participate. The stock issuances pursuant to this equity financing resulted in a dilution gain of $322. As a result, the Company's interest in Core was diluted to 12.9% and, consequently, its investment in Core has been classified as a portfolio investment as it no longer exercises significant influence over the business activities of Core.

11 Accrued liabilities

	2001 $	2000 $
Accrued payroll and payroll related expenses	3,629	2,697
Communications network accrued liabilities	6,486	-
Litigation settlement and related accruals	3,494	1,053
Accrued legal fees	1,504	-
Accrued interest	318	149
Sales and other taxes payable	726	-
Other accrued liabilities	10,355	4,858
	26,512	8,757

12 Note payable

	2001 $	2000 $
Note payable	-	40,000
Less: Current portion	-	13,333
Long-term portion	-	26,667

(in thousands of U.S. dollars, except per share amounts)

On December 15, 1998, a vendor note in the amount of $40,000 was assumed as part of the consideration for the acquisition of all rights to certain pharmaceutical products by a subsidiary which has since been discontinued, FARO Pharmaceuticals Inc. (FARO) (note 20). The note was payable in equal principal quarterly instalments of $3,333 commencing March 15, 2001 and bore interest at a rate of 2.0% above the posted 90-day LIBOR as of the first day of each quarter. The Company repaid the balance of its obligation under the note on November 1, 2001.

13 Mortgages and loans payable

	2001 $	2000 $
Mortgages, bearing interest at rates from 7.9% to 9.8%, maturing on various dates through 2012	14,291	19,724
Revolving credit facility, interest at prime plus 1.75% (6.50% as at December 31, 2001), with balance being paid daily based on collections on accounts receivable of WorldxChange	6,997	-
Demand loan, Winter Harbor LLC	1,999	-
Notes payable to service providers and other long-term debt, interest at rates from 7.0% to 10.0%, maturing at various dates through 2006	1,911	302
	25,198	20,026
Less: Current portion	10,508	251
	14,690	19,775

In December 2001, WorldxChange entered into a three-year loan and security agreement consisting of an accounts receivable based revolving credit facility. The facility allows WorldxChange to borrow up to a maximum of $20,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable. The balance outstanding is reduced by the application of payments received on collection of accounts receivable. The facility had an outstanding balance of $6,997 as at December 31, 2001. Outstanding balances under the loan are collateralized by substantially all the assets of WorldxChange. Additionally, the loan contains certain financial covenants related to WorldxChange for fiscal 2002 and 2003.

As of September 30, 2001, I-Link was in default on an equipment lease. This lease was secured by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of I-Link. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. As of December 31, 2001, the Company carries the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, I-Link received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 4%) since October 11, 2001. I-Link is evaluating Winter Harbor LLC's demand in light of the various agreements entered into among I-Link, Counsel Communications LLC and Winter Harbor LLC.

(in thousands of U.S. dollars, except per share amounts)

The Company's long-term care facilities and certain other assets have been provided as collateral for mortgages and loans payable.

Mortgages and loans payable are repayable as follows:

	$
2002	10,508
2003	2,151
2004	371
2005	6,710
2006	4,928
Thereafter	530
	25,198

Approximately 54% (2000 - 63%) of the mortgages and loans payable are repayable in Canadian dollars.

14 Capital leases

Future minimum payments required under capital leases consist of the following as at December 31:

	$
2002	3,869
2003	3,036
2004	2,984
2005	1,470
	11,359
Less: Amount representing interest	1,339
Present value of net minimum lease payments	10,020
Less: Current portion	3,034
Long-term obligations under capital leases	6,986

15 Convertible debentures payable

	2001 $	2000 $
Liability component of debentures payable	4,801	7,741

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003.

(in thousands of U.S. dollars, except per share amounts)

Prior to November 1, 2001, the Company had the right to redeem the debentures at par, plus accrued interest, but only if the weighted average price at which the common shares of the Company traded during the 20 consecutive trading days immediately prior to the redemption date was at least 115% of the conversion price if the notice to redeem was given before November 1, 2001. The Company did not redeem any debentures as a result of the redemption clause. The Company may redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest.

The Company may elect to satisfy its obligation to pay principal upon redemption or at maturity by the issuance of its own common shares to the holders of the debentures. The number of shares to be issued is obtained by dividing the face amount of the debentures by 95% of the weighted average trading price of the common shares for the 20 consecutive trading days, ending on the fifth trading day prior to the date of notice of such election.

The debentures are convertible into common shares of the Company at the option of the holder at any time prior to the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption at a conversion price of $11.47 per share.

As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company's option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures have both liability and equity components.

At issuance on October 31, 1996, these components were as follows:

	$
Financial liability component - present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component - present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280
Face amount	50,000

During 2001, pursuant to normal course issuer bids, the Company purchased for cancellation $5,740 (2000 - $1,499) of debentures for cash consideration of $3,180 (2000 - $877) of which $720 reduced the liability component of the debentures payable (2000 - $231). The fair value of the debentures as at December 31, 2001 was $23,519 (2000 - $26,676). As a result of the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2001 was $42,761 (2000 - $48,501).

16 Capital stock

The authorized capital stock consists of an unlimited number of common and preferred shares.

During 2001, pursuant to normal course issuer bids, the Company acquired 1,444,000 (2000 - 1,688,000; 1999 - 2,188,000) common shares for cancellation.

(in thousands of U.S. dollars, except per share amounts)

17 Stock-based compensation plans

Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 common shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company for up to 4,200,000 common shares. Under both plans, the exercise price of each option equals the market price of the Company's common shares on the date of grant. Unless otherwise provided, the maximum term of the grant is six years from the date of initial vesting of any portion of the grant and options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company.

A summary of the status of the Company's stock option plans and changes during the years are presented below:

	2001		**2000**		**1999**	
	Number of shares (in thousands)	**Weighted average exercise price CDN$**	**Number of shares** (in thousands)	**Weighted average exercise price CDN$**	**Number of shares** (in thousands)	**Weighted average exercise price CDN$**
Outstanding - beginning of year	3,192	13.04	3,570	14.11	3,119	14.76
Granted	1,045	3.20	564	6.63	477	10.17
Exercised	-	-	(92)	2.30	(20)	2.40
Forfeited	(1,056)	12.38	(850)	14.46	(6)	17.53
Outstanding - end of year	3,181	10.03	3,192	13.04	3,570	14.11
Options exercisable - end of year	1,922	13.80	2,173	13.91	2,961	14.74

(in thousands of U.S. dollars, except per share amounts)

The following table summarizes the stock options outstanding and exercisable as at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices CDN$	**Number outstanding** (in thousands)	**Weighted average remaining contractual life (years)**	**Weighted average exercise price CDN$**	**Number exercisable** (in thousands)	**Weighted average exercise price CDN$**
2.40 to 5.70	1,268	5.53	3.49	160	5.28
7.65 to 10.40	312	2.61	9.89	206	9.70
12.40 to 15.20	983	1.01	13.68	973	13.69
16.40 to 18.00	618	1.20	17.71	583	17.76
2.40 to 18.00	3,181	3.00	10.03	1,922	13.80

In addition to the Company's stock option plans, the Company's subsidiary, I-Link, has a number of stock option and appreciation rights plans for directors, employees and consultants of I-Link. The plans have a vesting period of up to three years and require that awards must be exercised within periods ranging from six months to ten years. The exercise price of each option equals the market price of I-Link's common shares on the date of grant.

A summary of the status of I-Link's stock option plans and warrants and changes since acquisition is presented below:

	2001	
	Number of shares (in thousands)	**Weighted average exercise US$**
Outstanding at March 1, 2001	14,938	4.22
Granted	15,340	0.60
Exercised	-	-
Expired	(1,626)	3.43
Forfeited	(619)	4.75
Outstanding - end of year	28,033	2.27
Options and warrants exercisable - end of year	27,090	2.21

(in thousands of U.S. dollars, except per share amounts)

The following table summarizes information about I-Link's fixed stock options and warrants outstanding at December 31, 2001:

Range of exercise prices US$	Number outstanding (in thousands)	Weighted average remaining life (years)	Weighted average exercise price US$	Number exercisable (in thousands)	Weighted average exercise price US$
0.27 to 1.00	15,381	1.61	0.60	15,177	0.60
1.13 to 3.00	3,010	8.82	2.60	2,811	2.59
3.06 to 4.94	6,375	5.37	3.84	6,227	3.84
5.06 to 13.88	3,267	5.39	6.75	2,875	6.78
	28,033	2.13	2.27	27,090	2.21

In June 2001, the Company received 15,000 warrants to purchase common shares of I-Link at $0.60 per share. The grant of the warrants was associated with the acquisition of WorldxChange by I-Link (note 5).

18 Interest expense

	2001 $	2000 $	1999 $
Interest on long-term debt	1,650	2,360	2,627
Interest on obligations under capital lease	448	-	-
Other interest	2,236	220	231
	4,334	2,580	2,858

(in thousands of U.S. dollars, except per share amounts)

19 Income taxes

The Company's income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	2001 $	2000 $	1999 $
Loss before income taxes, non-controlling interest and discontinued operations	(45,651)	(11,384)	(150,871)
Income tax recovery, based on a statutory income tax rate of 41.74% (2000 - 43.95%; 1999 - 44.62%)	(19,055)	(5,003)	(67,319)
Increase (decrease) in income taxes resulting from:			
Change in valuation allowance	21,060	5,032	1,225
Effect of change in substantively enacted income tax rates	5,932	126	-
Non-taxable transactions	5,242	(486)	1,185
Non-deductible goodwill	4,264	-	-
Utilization of losses carried-forward	-	-	(3,851)
Lower effective tax rate of foreign subsidiaries	1,291	377	13,427
Large corporations tax provision (recovery) and other taxes	64	(52)	89
Other	2,193	-	-
Actual income tax provision (recovery)	20,991	(6)	(55,244)
Represented by			
Current income tax provision (recovery)	683	(1,521)	883
Utilization of losses carried-forward	-	-	(3,851)
Future income tax provision (recovery)	20,244	1,567	(52,365)
Large corporations tax provision (recovery)	64	(52)	89
	20,991	(6)	(55,244)

An analysis of loss before income taxes, non-controlling interest and discontinued operations by country is as follows:

	2001 $	2000 $	1999 $
Canada	(17,267)	3,136	(6,453)
United States	(28,384)	(14,520)	(144,418)
	(45,651)	(11,384)	(150,871)

(in thousands of U.S. dollars, except per share amounts)

The Company's income tax provision (recovery) by country is as follows:

	2001 $	2000 $	1999 $
Canada			
Current provision (recovery)	740	(52)	108
Future provision (recovery)	3,389	1,116	(3,900)
	4,129	1,064	(3,792)
United States			
Current provision (recovery)	7	(1,521)	(2,987)
Future provision (recovery)	16,855	451	(48,465)
	16,862	(1,070)	(51,452)
Total			
Current provision (recovery)	747	(1,573)	(2,879)
Future provision (recovery)	20,244	1,567	(52,365)
	20,991	(6)	(55,244)

The composition of the Company's net future income tax assets and liabilities as at December 31 is as follows:

	2001 $	2000 $
Current future income tax asset		
Deferred revenue	146	247
Accrued charges currently not deductible for income taxes	884	(193)
Other	-	853
Valuation allowance	(60)	(122)
Net current future income tax asset	970	785
Long-term future income tax asset		
Deferred revenue	936	478
Basis differences of investments	-	1,973
Cost recognition	1,311	323
Acquired intangible assets	3,503	-
Amortization of deferred compensation	1,933	-
Other	450	-
Net losses available for carry-forward	30,570	7,899
Valuation allowance	(38,180)	(7,406)
	523	3,267

(in thousands of U.S. dollars, except per share amounts)

	2001 $	2000 $
Long-term future income tax liability		
Basis differences of investments	(19,690)	-
Basis differences of property, plant and equipment	(1,066)	(1,372)
Other	(3,049)	-
Net long-term future income tax asset (liability)	(23,282)	1,895

The Company has non-capital losses for carry-forward aggregating approximately $72,000 that are available for the reduction of future years' United States taxable income expiring within one to twenty years. In addition, the Company and its subsidiaries have capital losses aggregating approximately $14,000 available for application against future capital gains indefinitely.

20 Discontinued operations

The composition of earnings (loss) from discontinued operations for the years ended December 31 is as follows:

	2001 $	2000 $	1999 $
Discontinued pharmaceutical products operations (i)	4,519	(32,419)	6,097
Discontinued pharmacy services operations (ii)	(1,716)	(1,035)	150,594
Discontinued home health care operations (iii)	-	(601)	(14,529)
	2,803	(34,055)	142,162

(in thousands of U.S. dollars, except per share amounts)

A summary of the carrying value of the assets and liabilities of discontinued operations as at December 31 is as follows:

	2001 $	2000 $
Assets		
Cash	423	5,127
Accounts receivable	-	4,147
Inventory	-	5,440
Pharmaceutical products	-	62,525
Receivable from purchaser, net	4,460	-
	4,883	77,239
Liabilities		
Accounts payable and accrued liabilities	1,841	4,997
Bank indebtedness	-	25,000
Non-controlling interest	554	10,731
	2,395	40,728

i) Discontinued pharmaceutical products operations

Effective May 23, 2000, the Company adopted a plan to dispose of the pharmaceutical products business of FARO through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment.

During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487.

(in thousands of U.S. dollars, except per share amounts)

Summarized below is selected financial information for the discontinued pharmaceutical products operations for the years ended December 31 as follows:

	2001 $	2000 $	1999 $
Revenues	-	11,223	33,541
Earnings (loss) before income taxes	-	(246)	7,914
Income taxes	-	12	1,233
Non-controlling interest	-	(197)	584
Earnings (loss) from operations to measurement date	-	(61)	6,097
Gain (loss) subsequent to measurement date after income taxes of $4,487 (2000 - $18,958 of income taxes recovered)	4,519	(32,358)	-
Earnings (loss) from discontinued operations	4,519	(32,419)	6,097

The results of discontinued operations both before and after the measurement date include an allocation of interest expense relating to general corporate debt attributable to the discontinued operation.

ii) Discontinued pharmacy services operations

Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander Drug Company, Inc. (Stadtlander). The Company sold Stadtlander to Bergen in January 1999. In October 1999, Bergen filed suit against the Company seeking damages for alleged misrepresentation with respect to the sale of Stadtlander. On April 29, 2002, the Company consummated a settlement of the litigation with Bergen, whereby the Company and Bergen released each other from all past and potential claims arising from the sale of Stadtlander. The cost of the settlement to the Company, inclusive of legal fees and disbursements, and after taking into account insurance proceeds, is estimated to be $1,716 net of future income tax recoveries of $884 and comprises the loss from discontinued pharmacy services operations for the year ended December 31, 2001.

(in thousands of U.S. dollars, except per share amounts)

Summarized below is selected financial information for discontinued pharmacy service operations for the years ended December 31 as follows:

	2001 $	2000 $	1999 $
Revenues	-	-	-
Earnings before income taxes	-	-	-
Income taxes	-	-	-
Earnings from operations to measurement date	-	-	-
Earnings (loss) subsequent to measurement date	(1,716)	(1,035)	150,594
Earnings (loss) from discontinued operations	(1,716)	(1,035)	150,594

Results of discontinued operations both before and after measurement date include an allocation of interest expense relating to general corporate debt attributable to the discontinued operation.

iii) Discontinued home health care operations

Effective November 6, 1998, the Company adopted a plan to dispose of its home health care operations through the disposition of its interest in American Home Patient (AHOM). Accordingly, the Company adjusted the carrying value of its investment in AHOM to reflect both the estimated future operating losses and estimated net realizable value of its investment. During 1999, the market value of the Company's interest in AHOM declined from its December 31, 1998 level. As a result, management determined that a sale of the Company's interest in AHOM did not offer an optimal return to the Company's shareholders and, as an alternative, the Company sought and received regulatory approval to distribute the shares as a dividend in-kind. At December 31, 1999, the Company adjusted the carrying value of its investment in AHOM to $0.60 per share, resulting in an estimated after-tax loss of $14,529. The market value at the time the dividend was paid declined to $0.45 per share and a further after-tax loss of $601 was recorded in 2000.

(in thousands of U.S. dollars, except per share amounts)

Summarized below is selected financial information for discontinued home health care operations for the years ended December 31 as follows:

	2001 $	2000 $	1999 $
Revenues	-	-	-
Loss before income taxes	-	-	-
Income tax recoveries	-	-	-
Loss from operations to measurement date	-	-	-
Loss subsequent to measurement date	-	(601)	(14,529)
Loss from discontinued operations	-	(601)	(14,529)

Results of discontinued operations both before and after measurement date include an allocation of interest expense relating to corporate debt attributable to the discontinued operation.

21 Financial instruments

Fair value

In addition to the Company's short-term investments (note 6) and convertible debentures (note 15), financial instruments that have fair values that differ from their carrying values are as follows:

	2001		2000	
	Carrying value $	Fair value $	Carrying value $	Fair value $
Mortgages and other advances	9,221	7,377	12,224	11,187
Portfolio investments	3,219	3,022	6,424	6,339
Mortgages and loans payable	25,198	24,513	20,026	20,422

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $34,176. One of these mortgages, amounting to $25,844, is payable by a limited partnership in which the Company has a 50% equity interest. The Company's investment in this limited partnership has a carrying value of $nil. Long-term care facilities of this limited partnership, which are leased to the Company, are pledged as collateral. The Company's guarantee for this mortgage expires in 2004. In addition, the Company has provided a guarantee of $8,332 for another mortgage of another limited partnership, in which the Company has no equity interest, which expires in 2015.

(in thousands of U.S. dollars, except per share amounts)

Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, mortgages and other advances. Cash and cash equivalents are on deposit at major financial institutions. The Company's retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company's wholesale communications customers are primarily based in Utah, U.S.A. with its largest customer accounting for approximately 18% of total communications revenue. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising mainly from fluctuations in interest rates on its revolving credit facility.

Foreign exchange risk

Foreign exchange risk arises due to fluctuations in foreign currency rates. The Company is exposed to changes in its Canadian dollar denominated mortgages and loans payable.

22 Lease commitments

The Company has entered into operating leases for long-term care facilities, office premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

	$
2002	5,787
2003	5,020
2004	3,862
2005	775
2006	1,164
Thereafter	735
	17,343

Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements include minimum usage commitments with termination penalties up to 100% of the remaining commitment. Minimum usage commitments are as follows:

	$
2002	4,800
2003	3,100
2004	800

(in thousands of U.S. dollars, except per share amounts)

23 Contingent liabilities

On January 18, 2001, the Company's subsidiary, I-Link filed action against Red Cube, International AG and Red Cube, Inc. (Red Cube) in federal court in Utah seeking damages against Red Cube, for an alleged default on an agreement to provide approximately $60,000 in equity funding to I-Link, and instituting a scheme to drive I-Link out of business and obtain control of I-Link's proprietary technology, communications network, key employees and customers. I-Link obtained a temporary restraining order against Red Cube preventing Red Cube from interfering with I-Link's employees, vendors and customers. Red Cube subsequently filed a motion to dismiss the action and compel arbitration based upon a mandatory arbitration provision in the May 2000 Cooperation and Framework Agreement by and between Red Cube and I-Link. The court found that I-Link's claims were "related to" the Co-operation and Framework Agreement and granted Red Cube's motion to dismiss for lack of subject matter jurisdiction. The dismissal resulted in this issue being submitted for AAA arbitration pursuant to the Co-operation and Framework Agreement.

On January 24, 2001, Red Cube delivered a written demand for arbitration and commenced an arbitration proceeding in New York alleging that I-Link breached the Co-operation and Framework Agreement by (i) threatening a shutdown of I-Link's IP communications network, (ii) the resignation of Dror Nahumi as an employee of I-Link (which Red Cube claims will cause I-Link to breach its undertaking to provide the consulting services of John Edwards, Dror Nahumi and Alex Radulovic in the event I-Link is unable to perform under the agreement and Red Cube is required to assume primary operation and maintenance of its own IP communications network based upon I-Link's technology, and (iii) I-Link's alleged failure to update the escrowed copy of its source code to the current version of the source code employed to maintain the IP communications network. I-Link denied these allegations. I-Link filed a counterclaim against Red Cube and filed a third-party claim against Red Cube, seeking (compensatory and/or punitive) damages for Red Cube's default under a subsequent agreement to provide approximately $60,000 in equity funding to I-Link, and engaging in a scheme to drive I-Link out of business and obtain control of I-Link's proprietary technology, telecommunications network, key employees and customers. An evidentiary arbitration hearing is currently scheduled to begin in July 2002.

24 Segmented information

The Company makes operating decisions and evaluates performance according to the following reportable segments:

- communication services, through the Company's acquisition in 2001 of I-Link, which develops and markets enhanced communications products and services utilizing its own private intranet and both owned and leased network switching and transmission facilities in the U.S.;

- effective June 4, 2001, with the acquisition of WorldxChange, dial-around long distance telecommunications services to commercial and residential customers in the U.S.;

(in thousands of U.S. dollars, except per share amounts)

- long-term care, being the ownership and leasing of long-term care facilities and operations in the United States and Canada. These operations consist of (a) the Company's ownership of certain retirement homes in Canada and nursing homes in the U.S. that are leased to third party operators; and, (b) the Company being a lessee of certain nursing homes in Canada, the revenues and expenses of which are consolidated by the Company;

- technology services and software, being the provision of Internet marketing services, sales information systems and electronic learning products and services, all in the U.S.; and

- sales of medical products in the U.S.

Each segment operates at a strategic business unit with separate operating management.

	Year ended December 31, 2001						
	Communi-cations $	Dial-around $	Long-term care $	Technology services $	Medical products $	Corporate $	Total $
Revenues	21,533	50,289	31,605	798	3,642	2,466	110,333
Cost of revenues	23,052	35,544	-	920	2,784	-	62,300
Depreciation and amortization	8,419	2,286	782	1,325	569	222	13,603
Other operating expenses	16,615	23,569	31,337	5,291	5,470	6,425	88,707
Operating loss	(26,553)	(11,110)	(514)	(6,738)	(5,181)	(4,181)	(54,277)
Gain on sale of short-term investments	-	-	-	-	-	42,760	42,760
Earnings (loss) before undernoted expenses	(26,553)	(11,110)	(514)	(6,738)	(5,181)	38,579	(11,517)
Equity in losses of significantly influenced corporations	-	-	-	(5,582)	-	-	(5,582)
Other gains	1,682	-	3,432	-	-	-	5,114
Write-down of goodwill	(8,040)	-	-	-	-	-	(8,040)
Write-down of investments	-	-	-	-	-	(21,292)	(21,292)
Interest income (expense)	637	(1,648)	(1,708)	(60)	(40)	(1,515)	(4,334)
Earnings (loss) before income taxes	(32,274)	(12,758)	1,210	(12,380)	(5,221)	15,772	(45,651)
Income tax provision	182	-	1,186	2,445	-	17,178	20,991
Segment earnings (loss)	(32,456)	(12,758)	24	(14,825)	(5,221)	(1,406)	(66,642)
Segment assets	23,909	32,206	23,112	6,157	4,795	48,808	138,987
Capital expenditures	1,080	774	-	-	-	46	1,900
Other significant non-cash items							
Amortization of deferred revenue	(3,197)	-	(694)	-	-	-	(3,891)
Future income taxes	-	-	58	2,445	-	17,741	20,244
Accretion of liability component of debentures payable	-	-	-	-	-	528	528

- Corporate revenues include interest income of $1,893.
- Segment earnings and assets exclude discontinued operations.
- Inter-segment transactions including interest income and interest expense are eliminated.

(in thousands of U.S. dollars, except per share amounts)

	Year ended December 31, 2000				
	Long-term care $	**Technology services $**	**Medical products $**	**Corporate $**	**Total $**
Revenues	32,045	-	2,924	2,638	37,607
Cost of revenues	-	-	2,306	-	2,306
Depreciation and amortization	813	-	273	314	1,400
Other operating expenses	31,289	-	4,056	4,602	39,947
Operating loss	(57)	-	(3,711)	(2,278)	(6,046)
Gain on sale of short-term investments	-	-	-	31,949	31,949
Earnings (loss) before undernoted expenses	(57)	-	(3,711)	29,671	25,903
Equity in losses of significantly influenced corporations	-	(9,547)	-	-	(9,547)
Other gains	-	-	-	302	302
Write-down of investments	-	-	-	(25,462)	(25,462)
Interest expense	(1,993)	-	(18)	(569)	(2,580)
Earnings (loss) before income taxes	(2,050)	(9,547)	(3,729)	3,942	(11,384)
Income tax provision (recovery)	(628)	(2,011)	-	2,633	(6)
Segment earnings (loss)	(1,422)	(7,536)	(3,729)	1,309	(11,378)
Segment assets	25,693	15,783	3,637	106,511	151,624
Capital expenditures	-	-	-	73	73
Other significant non-cash items					
Amortization of deferred revenue	(735)	-	-	-	(735)
Future income taxes	50	(2,011)	-	3,528	1,567
Accretion of liability component of debentures	-	-	-	732	732

- Corporate revenues include interest income of $2,336.
- Segment assets exclude assets of discontinued operations.

(in thousands of U.S. dollars, except per share amounts)

	Year ended December 31, 1999				
	Long-term care $	Technology services $	Medical products $	Corporate $	Total $
Revenues	31,275	-	3,091	5,711	40,077
Cost of revenues	-	-	1,834	-	1,834
Depreciation and amortization	782	-	332	186	1,300
Other operating expenses	30,594	-	3,700	3,433	37,727
Operating income (loss)	(101)	-	(2,775)	2,092	(784)
Equity in losses of significantly influenced corporations	-	(265)	-	-	(265)
Other gains	-	-	-	1,492	1,492
Write-down of investments	-	-	(3,898)	(144,558)	(148,456)
Interest expense	(1,990)	-	(182)	(686)	(2,858)
Loss before income taxes	(2,091)	(265)	(6,855)	(141,660)	(150,871)
Income taxes recovered	(836)	(81)	(2,399)	(51,928)	(55,244)
Segment loss	(1,255)	(184)	(4,456)	(89,732)	(95,627)
Segment assets	26,365	9,735	4,056	111,417	151,573
Capital expenditures	-	-	-	83	83
Other significant non-cash items					
Amortization of deferred revenue	(1,057)	-	-	-	(1,057)
Future income taxes	(446)	-	-	(51,919)	(52,365)
Accretion of liability component of debentures	-	-	-	904	904

- Corporate earnings include interest income of $5,711.
- Segment assets exclude assets of discontinued operations.

Geographical information is as follows:

	2001 $	2000 $	1999 $
Revenues from external customers (1)			
United States	79,790	6,913	11,645
Canada	30,543	30,694	28,432
	110,333	37,607	40,077
Property, plant and equipment, goodwill and intangible assets			
United Stated	40,461	9,865	10,565
Canada	18,166	18,565	18,927
	58,627	28,430	29,492

1) Revenues are attributed to countries based on the location of external customers.

(in thousands of U.S. dollars, except per share amounts)

25 Consolidated statement of cash flows information

	Year ended December 31		
	2001 **$**	**2000** **$**	**1999** **$**
Changes in non-cash working capital related to operations			
Decrease (increase) in accounts receivable	(3,213)	(830)	814
Decrease (increase) in income taxes recoverable	442	1,020	(1,098)
Decrease (increase) in other assets	(3,710)	(1,061)	4,926
Increase (decrease) in accounts payable and accrued liabilities	4,508	(4,620)	7,036
	(1,973)	(5,491)	11,678
Gains on asset dispositions and debt retirement			
Gain on sale of short-term investments and portfolio investments	(42,760)	(31,949)	-
Gain on sale of property, plant and equipment	(3,373)	-	-
Gain on sale of subsidiary	(589)	-	-
Gain on sale of other assets	(59)	-	(1,492)
Gain on retirement of debt	(1,093)	(302)	-
	(47,874)	(32,251)	(1,492)
Supplementary information			
Cash paid (received) during the year for items relating to continuing operations			
Interest	5,564	4,122	5,283
Income tax refunds	(541)	(1,308)	(1,082)
Income tax payments	-	-	3,505
Equipment acquired under capital lease	9,535	-	-
Communications shares acquired on exchange of investment	11,908	-	-
Portion of proceeds on sale of pharmacy services business derived from capital stock of the purchaser	-	-	207,174

(in thousands of U.S. dollars, except per share amounts)

26 Additional earnings (loss) per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings (loss) per share.

	Year ended December 31		
	2001 **$**	**2000** **$**	**1999** **$**
Basic earnings per share computation			
Numerator			
Loss from continuing operations	(65,016)	(11,378)	(93,964)
Accretion of equity component of debentures payable	(3,159)	(3,017)	(2,789)
Loss available to common shareholders - continuing operations	(68,175)	(14,395)	(96,753)
Earnings (loss) from discontinued operations	2,803	(34,055)	142,162
Denominator			
Weighted average common shares outstanding	23,030	24,860	26,258
Basic loss per share from continuing operations	(2.96)	(0.58)	(3.68)
Basic earnings (loss) per share from discontinued operations	0.12	(1.37)	5.42
Basic earnings (loss) per share	(2.84)	(1.95)	1.74
Diluted earnings per share computation			
Numerator			
Loss from continuing operations	(65,016)	(11,378)	(93,964)
Accretion of equity component of debentures payable	(3,159)	(3,017)	(2,789)
Loss available to common shareholders - continuing operations	(68,175)	(14,395)	(96,753)
Earnings (loss) from discontinued operations	2,803	(34,055)	142,162
Denominator			
Weighted average common shares outstanding	23,030	24,860	26,258
Diluted loss per share from continuing operations	(2.96)	(0.58)	(3.68)
Diluted earnings (loss) per share from discontinued operations	0.12	(1.37)	5.42
Diluted earnings (loss) per share	(2.84)	(1.95)	1.74

For the years ended December 31, 2001, 2000 and 1999, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation as they were considered anti-dilutive.

(in thousands of U.S. dollars, except per share amounts)

27 Prior years' financial statements

Certain comparative figures for the years ended December 31, 2000 and 1999 have been reclassified to conform to the 2001 basis of presentation.

28 Reconciliation to United States accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ, in some respects, from accounting principles generally accepted in the United States (U.S. GAAP). There are a number of differences between Canadian and U.S. GAAP, which apply to the Company's operations. For the information of the Company's U.S. shareholders, the major differences affecting measurements are described below and their effects on the consolidated statement of operations and the consolidated balance sheet are summarized.

The differences between Canadian and U.S. GAAP as they apply to the Company are as follows:

The disposition of certain long-term care facilities by the Company in a previous year has been recorded as a sale for Canadian GAAP purposes. As described below under the caption "Restatement", this transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company's continuing involvement in the properties.

For Canadian GAAP purposes, the Company provides depreciation of long-term care facilities on the sinking fund basis. Under U.S. GAAP, the straight-line method of depreciation is required.

The Company follows the Canadian GAAP requirements of separate presentation of the debt and equity components of a debt instrument, when such a debt instrument can be settled by the issuance of capital stock and is convertible into equity of the Company by the holder. Interest relating to the debt component is included in the determination of operations. The equity component of the debentures is increased over the term to the full face value by charges to retained earnings (deficit). When the debentures are retired for less than face value, the gain on the equity component is included in contributed surplus. Under U.S. GAAP, allocation of compound financial instruments is not appropriate and gains on retirement are included in the determination of earnings as an extraordinary item.

The Company follows Canadian GAAP in carrying short-term investments at the lower of cost and market value. Unrealized losses in value are included in the determination of results of operations. Under U.S. GAAP, trading securities are carried at market value, with unrealized gains and losses included in results of operations.

The Company follows Canadian GAAP in carrying portfolio investments at cost and writing them down when there has been a decline in value that is judged to be other than temporary. Under U.S. GAAP, available for sale securities, which include any security for which the Company has no immediate plans to sell but which may be sold in the future, are carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.

(in thousands of U.S. dollars, except per share amounts)

For Canadian GAAP purposes, the Company charges share issue costs to retained earnings (deficit). Under U.S. GAAP, all costs related to the issue of shares are offset against share proceeds with the net amount being credited to capital stock.

For Canadian GAAP purposes, share purchase loans are presented as assets since the Company has the ability and intention to enforce repayment. Under U.S. GAAP, share purchase loans are presented as a deduction from capital stock.

The Company realized a gain on extinguishment of debt. Under U.S. GAAP, this gain is classified as an extraordinary item.

The Canadian accounting standard for the preparation of consolidated statements of cash flows is consistent with the guidance provided under International Accounting Standard No. 7 and, accordingly, the consolidated statement of cash flows presented in these consolidated financial statements has not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission.

Restatement

The Company has restated its previously reported consolidated financial statements with respect to U.S. GAAP to correct the accounting treatment for the disposition of certain long-term care facilities recorded in a previous year. The restatement has the effect of recording this transaction as a financing rather than a sale for U.S. GAAP purposes, due to the Company's continuing involvement in the properties as described in Statements No. 66 and No. 98 of the U.S. Financial Accounting Standards Board.

The restatement of U.S. GAAP balances decreases opening retained earnings in 1999 by $24,468; increases net earnings and reduces the net loss for the years ended December 31, 2000 and 1999 by $493 and $451, respectively; increases long-term assets as at December 31, 2000 by $10,068; increases current liabilities as at December 31, 2000 by $955; increases long-term liabilities as at December 31, 2000 by $29,522; and recognizes a credit balance of $3,105 in the cumulative foreign currency translation account as at December 31, 2000.

(in thousands of U.S. dollars, except per share amounts)

Net earnings (loss) and earnings (loss) per common share according to Canadian and U.S. GAAP are as follows:

	Year ended December 31		
	2001 **$**	**2000** **$** (Restated)	**1999** **$** (Restated)
Net earnings (loss)			
Canadian GAAP			
Loss from continuing operations	(65,016)	(11,378)	(93,964)
Earnings (loss) from discontinued operations	2,803	(34,055)	142,162
Net earnings (loss)	(62,213)	(45,433)	48,198
U.S. GAAP			
Earnings (loss) from continuing operations	(78,294)	13,883	(96,824)
Earnings (loss) from discontinued operations	2,803	(34,567)	147,540
Extraordinary earnings	3,112	491	-
Net earnings (loss)	(72,379)	(20,193)	50,716
Earnings (loss) per common share			
Basic			
Canadian GAAP			
Loss from continuing operations	(2.96)	(0.58)	(3.68)
Earnings (loss) from discontinued operations	0.12	(1.37)	5.42
Basic earnings (loss) per share	(2.84)	(1.95)	1.74
U.S. GAAP			
Earnings (loss) from continuing operations	(3.40)	0.56	(3.69)
Earnings (loss) from discontinued operations	0.12	(1.39)	5.62
Extraordinary earnings	0.13	0.02	-
Basic earnings (loss) per share	(3.15)	(0.81)	1.93

(in thousands of U.S. dollars, except per share amounts)

	Year ended December 31		
	2001 **$**	**2000** **$** (Restated)	**1999** **$** (Restated)
Diluted			
Canadian GAAP			
Loss from continuing operations	(2.96)	(0.58)	(3.68)
Earnings (loss) from discontinued operations	0.12	(1.37)	5.42
Diluted earnings (loss) per share	(2.84)	(1.95)	1.74
U.S. GAAP			
Earnings (loss) from continuing operations	(3.40)	0.56	(3.69)
Earnings (loss) from discontinued operations	0.12	(1.39)	5.62
Extraordinary earnings	0.13	0.02	-
Diluted earnings (loss) per share	(3.15)	(0.81)	1.93

The following is a reconciliation of earnings (loss) from continuing operations, discontinued operations, and extraordinary items under Canadian GAAP to U.S. GAAP:

	2001 **$**	**2000** **$** (Restated)	**1999** **$** (Restated)
Loss from continuing operations - Canadian GAAP	(65,016)	(11,378)	(93,964)
Decrease (increase) by			
Market value adjustment on trading securities - net	(18,417)	42,417	(743)
Depreciation of long-term care facilities	(1,052)	(1,175)	(1,126)
Future income taxes	5,666	(15,179)	177
Interest on corporate debt allocated to discontinued operations	-	512	-
Interest on equity component of debentures payable	(2,339)	(2,268)	(2,096)
Long-term care facilities gain adjustment as a result of different amortization methods	3,002	-	-
Interest on financing obligation of long-term care facilities	(1,742)	(1,912)	(2,038)
Adjustment to lease expense on long-term care facilities	2,697	2,866	2,966
Gain on retirement of subsidiary debt	(1,093)	-	-

(in thousands of U.S. dollars, except per share amounts)

	2001 $	2000 $ (Restated)	1999 $ (Restated)
Earnings (loss) from continuing operations - U.S. GAAP	(78,294)	13,883	(96,824)
Earnings (loss) from discontinued operations - Canadian GAAP	2,803	(34,055)	142,162
Interest on corporate debt allocated from continuing operations	-	(512)	-
Future income taxes	-	-	5,378
Earnings (loss) from discontinued operations - U.S. GAAP	2,803	(34,567)	147,540
Earnings from extraordinary items - Canadian GAAP	-	-	-
Gain on retirement of convertible debentures	2,019	491	-
Gain on retirement of subsidiary debt	1,093	-	-
Earnings from extraordinary items - U.S. GAAP	3,112	491	-

	2001 $	2000 $ (Restated)	1999 $ (Restated)
Net earnings (loss) - U.S. GAAP	(72,379)	(20,193)	50,716
Other comprehensive income (loss)	793	(8,442)	8,169
Comprehensive income (loss) - U.S. GAAP	(71,586)	(28,635)	58,885

The Company has presented the accounting for employee stock option plans under U.S. GAAP using the intrinsic value based method prescribed by Accounting Pronouncement Bulletin (APB) Opinion No. 25.

The effect on the Company of applying the requirements of Emerging Issues Task Force (EITF) Abstract 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25", which requires variable accounting for stock options granted after January 8, 2001 when the options are issued in a currency other than the primary economic environment of the employer or the employee, is not significant.

(in thousands of U.S. dollars, except per share amounts)

The fair value based method of accounting for employee stock option plans prescribed by Statement No. 123 of the Financial Accounting Standards Board affects net earnings (loss) and earnings (loss) per share under U.S. GAAP in the following manner.

	2001 $	2000 $ (Restated)	1999 $ (Restated)
Pro forma earnings (loss) from continuing operations	(82,543)	13,303	(100,170)
Earnings (loss) from discontinued operations	2,803	(34,567)	147,540
Extraordinary item	3,112	491	-
Pro forma net earnings (loss)	(76,628)	(20,773)	47,370
Pro forma earnings per common share			
Basic			
Earnings (loss) from continuing operations	(3.58)	0.54	(3.81)
Earnings (loss) from discontinued operations	0.12	(1.39)	5.62
Extraordinary item	0.13	0.02	-
Net earnings (loss)	(3.33)	(0.83)	1.81
Diluted			
Earnings (loss) from continuing operations	(3.58)	0.54	(3.81)
Earnings (loss) from discontinued operations	0.12	(1.39)	5.62
Extraordinary item	0.13	0.02	-
Net earnings (loss)	(3.33)	(0.83)	1.81

The fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 6.3%; expected dividend yields of nil%; expected lives of six years; and expected volatility of 66.6%, 65.5% and 48.7%. In addition, the pro forma disclosures in 2001 include the effects of options issued by I-Link following the acquisition of I-Link by the Company. The fair value of each option of I-Link was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001; expected volatility of 120%; risk-free interest rates ranging from 3.17% to 6.62%; an expected life of three years; and a dividend yield of nil%.

(in thousands of U.S. dollars, except per share amounts)

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

	2001 $	2000 $ (Restated)
Assets		
Current assets		
Cash and cash equivalents	24,934	52,220
Trading securities	34,581	67,897
Amounts receivable	20,448	-
Deferred income taxes	970	785
Discontinued assets	4,883	77,239
Other assets	9,134	9,597
	94,590	207,738
Long-term assets		
Property, plant and equipment	46,361	27,770
Goodwill and intangible assets	15,621	2,755
Investment in significantly influenced corporations	-	15,783
Other assets	8,815	15,642
	165,747	269,688
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	38,637	14,189
Note payable	-	13,333
Mortgages and loans payable	10,508	251
Financing obligation	1,082	955
Discontinued liabilities	2,395	40,728
Other	5,597	735
	58,219	70,191
Long-term liabilities		
Note payable	1,147	26,667
Mortgages and loans payable	13,543	19,775
Financing obligation	26,641	29,522
Convertible debentures payable	42,761	48,501
Deferred income taxes	31,285	11,848
Other	7,755	1,449
	181,351	207,953
Minority interest	148	-

(in thousands of U.S. dollars, except per share amounts)

	2001 $	2000 $ (Restated)
Shareholders' Equity		
Capital stock	92,611	102,386
Additional paid-in capital	6,097	2,200
Accumulated deficit	(118,573)	(46,171)
Accumulated comprehensive income	4,113	3,320
	165,747	269,688

Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale, and cumulative foreign currency translation adjustments. The effect on the Company's results is as follows:

	Year ended December 31		
	2001 $	2000 $ (Restated)	1999 $ (Restated)
Accumulated comprehensive income - Beginning of year	3,320	11,762	3,593
Unrealized gain (loss) on available for sale securities	(411)	(6,872)	9,393
Reclassification adjustment for gains on available for sale securities	-	(2,306)	-
Change in cumulative foreign currency translation account	1,204	736	(1,224)
Accumulated comprehensive income - End of year	4,113	3,320	11,762

The composition of accumulated comprehensive income is as follows:

	Year ended December 31		
	2001 $	2000 $	1999 $
Unrealized holding gains (losses)	(196)	215	9,393
Cumulative foreign currency translation account	4,309	3,105	2,369
Accumulated comprehensive income - End of year	4,113	3,320	11,762

Recent U.S. accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company believes that the adoption of SFAS 141 effective January 1, 2002 will not have significant impact on its consolidated financial statements.

(in thousands of U.S. dollars, except per share amounts)

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company is currently assessing, but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is currently evaluating the effects of this Statement.

In August 2001, the FASB issued the SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the effects that the adoption of SFAS 144 will have on its financial position and results of operations.

CORPORATE INFORMATION

COUNSEL CORPORATION
The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061

COUNSEL CORPORATION (US)
280 Park Avenue
West Building, 28th Floor
New York, New York 10017
Tel: 212 286 5000
Fax: 212 286 5036

COUNSEL SPRINGWELL COMMUNICATIONS LLC
One Landmark Square, Suite 320
Stamford, Connecticut 06901
Tel: 203 961 9000
Fax: 203 961 9001

SHAREHOLDER INFORMATION

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc
Tel: 303 984 4034

CAPITAL STOCK & CONVERTIBLE DEBENTURES
At December 31, 2001, there were 22,493,000 common shares and $42,761,000 of convertible debentures outstanding.

STOCK & DEBENTURE LISTINGS
Counsel Corporation's common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN. Its convertible debentures are listed on The Toronto Stock Exchange under the symbol CXS.DB.U

SHAREHOLDER & INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com
Website: www.counselcorp.com

ANNUAL MEETING
Counsel Corporation's Annual Meeting of Shareholders will be held on June 26, 2002 at 4.00 p.m. in the TSE Conference Centre of The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario. All shareholders are invited and encouraged to attend.

COUNSEL CORPORATION

2002

REPORT TO SHAREHOLDERS

We are pleased to report Counsel Corporation's results for the first quarter of 2002.

For the quarter ended March 31, 2002, Counsel had net earnings of US$6.4 million or US$0.25 per share, basic, US$0.14 per share, diluted, compared with a loss of US$1.3 million or US$0.09 per share, basic and diluted, in the first quarter of 2001.

The first quarter of 2002 includes the consolidation of the operations of I-Link Incorporated ("I-Link") and WorldxChange Corp. ("WorldxChange"). In the first quarter of 2001, only I-Link, for the month of March, was included. The consolidation of I-Link and WorldxChange in the current quarter is primarily responsible for the increase in revenues, cost of revenues, operating expenses and interest expense over the first quarter of 2001. The decrease in other revenues reflects lower interest and dividend income during the current quarter.

Operating activities provided net cash of US$20.6 million in the first quarter of 2002 compared with US$1.9 million in the first quarter of 2001. Overall, there was an increase in cash and cash equivalents in the current quarter of US$18.0 million.

With our solid financial base, strong management team and clear focus, we are securely positioned to take advantage of attractive opportunities to expand and enhance our operating businesses.

On behalf of the Board,

ALLAN SILBER
Chairman & Chief Executive Officer
May 24, 2002

INTERIM MD&A FOR THE QUARTER ENDED MARCH 31, 2002

(All dollar amounts are in US dollars unless otherwise indicated)

This interim MD&A of Counsel Corporation ("Counsel", "the Company") is based on the Company's interim financial statements prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the most recent annual MD&A. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at, and for the three months ended, March 31, 2002.

Major Developments in the Quarter Ended March 31, 2002

The major developments in the quarter ended March 31, 2002 were: (i) the significant dilution of the Company's ownership of Proscape Technologies, Inc. ("Proscape") so that it is no longer consolidated (see Note 3 to the interim financial statements); and (ii) the negotiation of the settlement, effective April 29, 2002, of the lawsuit brought in October 1999 by Bergen Brunswig Corporation ("Bergen") against the Company in connection with Bergen's acquisition of Stadtlander Drug Co. from the Company in January 1999. The cost of the settlement was fully provided in the operating results for the year ended December 31, 2001.

Financial Condition

Cash and cash equivalents increased by $18.0 million primarily as a result of the Company's sale of short term investments, mostly shares of AmerisourceBergen Corporation.

Results of Operations

Revenues increased by approximately $23.4 million in the current quarter over the corresponding quarter of 2001. This increase reflects the consolidation of the operations of I-Link Incorporated ("I-Link") and WorldxChange Corp. ("WorldxChange") in the current quarter. In the first quarter of 2001, only the revenues of I-Link for the month of March were included. The consolidation of I-Link and WorldxChange in the current quarter is also primarily responsible for the increase in cost of revenues, operating expenses and interest expense over the first quarter of 2001. The decrease in other revenues reflects lower interest and dividend income during the current quarter.

The gain of $26.5 million on sale of short term investments in the current quarter and $8.7 in last year's first quarter relates mostly to the sale of AmerisourceBergen shares.

Equity in losses of significantly influenced corporations for the first quarter of 2001 consisted of the Company's proportionate share of the losses of Impower Inc. ("Impower") and IBT Technologies Inc. ("IBT") for the full quarter, and Proscape until February 17, 2001, when its operations began being fully consolidated. The Company's equity in Impower and IBT was entirely written off in 2001; consequently, there was no equity in the earnings or losses of significantly influenced corporations during the current quarter.

Capital Resources, Liquidity and Cash Flows

Operating activities provided net cash of $20.6 million in the first quarter of 2002 compared with $1.9 million in the first quarter of 2001. Overall, there was an increase in cash and cash equivalents in the current quarter of $18.0 million, reflecting the higher level of sales of short term investments in the current quarter. This compares with a decrease of $15.2 million in the first quarter of 2001, reflecting the acquisition of I-Link and additional investments in Proscape, Impower and IBT, as well as the payment of the first quarterly instalment of the Company's note payable and the purchase for cancellation of 1,013,000 (179,000 in 2002) common shares and $2.94 million ($nil in 2002) principal amount of convertible debentures pursuant to normal course issuer bids in accordance with the by-laws and policies of The Toronto Stock Exchange.

CONSOLIDATED BALANCE SHEETS

(In 000's of US$)	March 31 2002 (Unaudited)	December 31 2001 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	**$ 42,913**	$ 24,934
Short-term investments	**4,294**	8,932
Accounts receivable (less allowance for doubtful accounts of $1,882; 2001 – $2,198)	**17,779**	20,448
Income taxes recoverable	**1,783**	2,202
Future income tax asset	**982**	970
Other assets (note 4)	**10,065**	7,022
Assets of discontinued operations	**4,883**	4,883
	82,699	69,391
Long-term assets		
Other assets (note 4)	**13,523**	15,852
Property, plant and equipment	**41,145**	43,006
Goodwill and intangible assets	**11,581**	15,621
	$148,948	$143,870
LIABILITIES		
Current liabilities		
Accounts payable	**$ 6,170**	$ 11,689
Accrued liabilities	**23,062**	26,512
Deferred revenue	**1,382**	2,563
Mortgages and loans payable	**10,294**	10,508
Capital leases	**3,034**	3,034
Liabilities of discontinued operations	**1,671**	2,395
	45,613	56,701
Long-term liabilities		
Deferred revenue	**625**	768
Mortgages and loans payable	**15,049**	14,690
Capital leases	**6,354**	6,986
Convertible debentures payable	**4,874**	4,801
Future income tax liabilities	**33,826**	23,282
	106,341	107,228
Non-controlling interest	**59**	148
Shareholders' Equity	**42,548**	36,494
	$148,948	$143,870

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the period ended March 31

(In 000's of US$) (Unaudited)	Capital Stock No. of Common Shares (In 000's)	Capital Stock Amount	Contributed Surplus	Equity Component of Convertible Debentures Payable	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – December 31, 2001	**22,493**	**$102,852**	**$ 8,883**	**$ 41,833**	**$ (117,074)**	**$ 36,494**
Common shares purchased for cancellation	**(179)**	**(822)**	**486**	**–**	**–**	**(336)**
Accretion of equity component of debentures payable	**–**	**–**	**–**	**757**	**(757)**	**–**
Net earnings	**–**	**–**	**–**	**–**	**6,390**	**6,390**
Balance – March 31, 2002	**22,314**	**$102,030**	**$ 9,369**	**$ 42,590**	**$ (111,441)**	**$ 42,548**
Balance – December 31, 2000	23,937	$ 109,452	$ 2,711	$ 44,042	$ (51,702)	$ 104,503
Common shares purchased for cancellation	(1,013)	(4,064)	2,044	–	–	(2,020)
Accretion of equity component of debentures payable	–	–	–	790	(790)	–
Gain on retirement of debentures payable net of income taxes of $325	–	–	1,218	(2,712)	–	(1,494)
Net loss	–	–	–	–	(1,251)	(1,251)
Balance – March 31, 2001	**22,924**	**$105,388**	**$ 5,973**	**$ 42,120**	**$ (53,743)**	**$ 99,738**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In 000's of US$) (Unaudited)	For the three months ended March 31 2002	2001
Revenues		
Communication services	**$ 24,374**	$ 1,629
Communication technology licensing	**1,581**	470
Seniors living services	**7,713**	7,716
Sale of medical products	**1,062**	918
Other	**775**	1,365
	35,505	12,098
Cost of revenues		
Communication services	**15,706**	2,238
Sale of medical products	**650**	518
Other	**258**	77
	16,614	2,833
Operating expenses		
Selling, general and administrative	**21,938**	12,381
Provision for doubtful accounts	**1,504**	90
Depreciation and amortization	**3,242**	1,298
Research and development	**431**	331
	27,115	14,100
Operating loss	**(8,224)**	(4,835)
Gain on sale of short term investments	**26,485**	8,727
Earnings before undernoted	**18,261**	3,892
Equity in losses of significantly influenced corporations	**-**	(2,285)
Other gains	**-**	64
Interest expense	**(944)**	(770)
Earnings before taxes and non-controlling interest	**17,317**	901
Provision for income taxes	**11,016**	2,477
Non-controlling interest	**(89)**	(325)
Net earnings (loss)	**$ 6,390**	$ (1,251)
Net earnings (loss) – basic	**$ 0.25**	$ (0.09)
Net earnings (loss) – diluted	**0.14**	(0.09)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STATEMENTS OF CASH FLOWS

(in thousands of US$) (Unaudited)	For The Three Months Ended March 31 2002	2001
Cash provided by (used in)		
Operating activities		
Net earnings (loss)	**$ 6,390**	$ (1,251)
Non-cash items included in net earnings (loss)		
Depreciation of property, plant and equipment	**2,282**	792
Amortization of goodwill and intangible assets	**960**	506
Amortization of deferred revenue	**(1,324)**	(660)
Accretion of liability component of debentures payable	**73**	132
Future income taxes	**10,532**	1,596
Non-controlling interest	**(89)**	(325)
Dilution loss	**444**	–
Equity in losses of significantly influenced corporations	**–**	2,285
Gain on sale of other assets	**–**	(63)
Gain on sale of short-term investments	**(26,485)**	(8,727)
Sale of short-term investments – net	**31,123**	13,263
Decrease in accounts receivable	**1,961**	614
Decrease in income taxes recoverable	**419**	917
Decrease (increase) in other assets	**140**	(1,083)
Decrease in accounts payable	**(5,802)**	(6,123)
	20,624	1,873
Investing activities		
Investment in significantly influenced corporations	**–**	(2,836)
Increase in portfolio investments	**(500)**	–
Purchases of property, plant and equipment	**(476)**	–
Acquisition of communications businesses	**–**	(4,884)
Acquisition of software sales and services business	**–**	(845)
Mortgages and other advances – lending	**(372)**	(1,451)
Discontinued operations	**(724)**	(15)
	(2,072)	(10,031)
Financing activities		
Note payable – repayment	**–**	(3,333)
Mortgages and loans payable – borrowings	**444**	–
Mortgages and loans payable – repayments	**(49)**	(40)
Capital lease repayments	**(632)**	(21)
Common shares purchased for cancellation	**(336)**	(2,020)
Retirement of debentures payable	**–**	(1,623)
	(573)	(7,037)
Increase (decrease) in cash and cash equivalents	**17,979**	(15,195)
Cash and cash equivalents – beginning of period	**24,934**	52,220
Cash and cash equivalents — end of period	**$ 42,913**	$ 37,025
Supplemental disclosure of cash flow information		
Cash paid during the period		
Interest	**$ 1,336**	$ 604
Income tax	**65**	11

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (In 000's of US$) (Unaudited)

1. Basis of presentation

The consolidated financial statements of Counsel Corporation (the "Company") are prepared in accordance with accounting principles generally accepted in Canada and are presented in United States ("US") dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2001. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements follow the same accounting policies as the most recent audited annual financial statements except in regard to the new accounting requirements for business combinations, goodwill and other intangible assets, stock-based compensation and foreign currency translation as disclosed in Note 2.

Certain comparative figures have been reclassified to conform to the current year financial statement presentation.

2. Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) issued Handbook section 1581, "Business Combinations", which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of Handbook section 1581 effective January 1, 2002 did not have an impact on the Company's consolidated financial statements.

The CICA issued Handbook section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Section 3062 requires, among other things, the discontinuance of goodwill amortization. In addition, the section includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles. The Company is currently assessing, but has not yet determined the full impact of Section 3062 on the Company's consolidated financial statements. However, had the Company not amortized goodwill in the first quarter in 2001, the reported net loss would have been decreased by $362 ($0.02 basic and diluted earnings per share).

In the first quarter of 2002, the Company adopted Section 3870 of the CICA Handbook,"Stock-based Compensation and Other Stock-based Payments". Section 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The Section requires retroactive application; however, in the case of stock option awards to employees, will only apply to awards granted after the date of adoption. The adoption of Handbook section 3870 effective January 1, 2002 did not have a significant impact on the Company's consolidated financial statements.

The CICA issued revised Handbook section 1650, "Foreign Currency Translation" which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. Section 1650 is effective for fiscal years commencing January 1, 2002. The adoption of Handbook section 1650 did not have an impact on the Company's consolidated financial statements.

3. Consolidated subsidiaries

The Company's principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at March 31, 2002 and December 31, 2001 are as follows:

	March 31, 2002	**December 31, 2001**
Counsel Corporation (US)	100.0%	100.0%
I-Link Incorporated	60.2%	60.2%
WorldxChange Corp.	60.2%	60.2%
Proscape Technologies, Inc ("Proscape")	(i)	56.5%
Sage Biopharma, Inc	90.4%	90.4%

(i) During the three months ended March 31, 2002 the Company's ownership interest in Proscape was significantly diluted and, as at the effective date of such dilution, the Company ceased to consolidate Proscape.

March 31, 2002 (In 000's of US$) (Unaudited)

4. Other assets

	March 31, 2002	December 31, 2001
Mortgages and other advances	**$ 9,593**	$ 9,221
Portfolio investments	**4,631**	3,219
Real estate under development	**2,427**	2,433
Prepaid expenses	**1,446**	2,117
Software development costs	**–**	1,555
Deposits	**3,511**	1,268
Other	**1,980**	3,061
	23,588	22,874
Less – current portion	**(10,065)**	(7,022)
	$ 13,523	$ 15,852

5. Segmented information

For the three months ended March 31, 2002;

	Communi-cations	Dial-around	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 3,348	$ 22,606	$ 7,713	$ 1,062	$ 188	$ 588	$ 35,505
Cost of revenues	2,650	13,056	–	650	258	–	16,614
Depreciation and amortization	1,835	980	159	124	86	58	3,242
Other operating expenses	3,287	9,065	7,601	1,177	1,572	1,171	23,873
Operating loss	(4,424)	(495)	(47)	(889)	(1,728)	(641)	(8,224)
Gain on sale of short-term investments	–	–	–	–	–	26,485	26,485
Earnings (loss) before undernoted	(4,424)	(495)	(47)	(889)	(1,728)	25,844	18,261
Interest expense	(240)	(303)	(248)	(43)	(16)	(94)	(944)
Earnings (loss) before income taxes	(4,664)	(798)	(295)	(932)	(1,744)	25,750	17,317
Provision for income taxes	–	–	11	–	346	10,659	11,016
Segment earnings (loss)	$ (4,664)	$ (798)	$ (306)	$ (932)	$ (2,090)	$ 15,091	$ 6,301
Segment assets	$ 23,646	$ 30,475	$ 22,047	$ 4,761	—	$ 63,136	$ 144,065

- Revenues from all reportable segments are generated solely from the United States except for seniors living operations (previously referred to as long-term care) which includes revenues from Canada of $7,611 and from the United States of $102.
- Corporate revenues include interest income of $102.
- Medical products, communications and dial-around assets, as well as, $2,579 of seniors living assets are located in the United States. The balance of seniors living assets of $19,468 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

March 31, 2002 (In 000's of US$) (Unaudited)

For the three months ended March 31, 2001;

	Communi-cations	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 2,099	$ 7,716	$ 918	$ 157	$ 1,208	$ 12,098
Cost of revenues	2,238	–	518	77	–	2,833
Depreciation and amortization	761	214	88	178	57	1,298
Other operating expenses	2,066	7,716	1,105	711	1,204	12,802
Operating loss	(2,966)	(214)	(793)	(809)	(53)	(4,835)
Gain on sale of short-term investments					8,727	8,727
Earnings (loss) before undernoted	(2,966)	(214)	(793)	(809)	8,674	3,892
Equity in losses of significantly influenced corporations	–	–	–	(2,285)	–	(2,285)
Other gains	–	–	–	–	64	64
Interest expense	(106)	(489)	(4)	(7)	(164)	(770)
Earnings (loss) before income taxes	(3,072)	(703)	(797)	(3,101)	8,574	901
Provision for (recovery of) income taxes	(577)	12		(587)	3,629	2,477
Segment earnings (loss)	$ (2,495)	$ (715)	$ (797)	$ (2,514)	$ 4,945	$ (1,576)
Segment assets	$ 39,491	$ 25,308	$ 4,884	$ 20,768	$ 71,396	$ 161,847

- Revenues from all reportable segments are generated solely from the United States except for seniors living operations (previously referred to as long-term care) which includes revenues from Canada of $7,377 and from the United States of $339.
- Corporate revenues include interest income of $897.
- Medical products, communications and technology services assets, as well as, $6,677 of seniors living assets are located in the United States. The balance of seniors living assets of $18,631 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

March 31, 2002 (In 000's of US$) (Unaudited)

6. Earnings per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

	2002	2001
Basic earnings per share computation:		
Numerator:		
Net earnings (loss)	**$ 6,390**	$ (1,251)
Accretion of equity component of debenture payable	**(757)**	(790)
Earnings (loss) available to common shareholders	**$ 5,633**	$ (2,041)
Denominator:		
Weighted average common shares outstanding	**22,411**	23,048
Basic earnings (loss) per share	**$ 0.25**	$ (0.09)
Diluted earnings per share computation:		
Numerator:		
Net earnings (loss)	**$ 6,390**	$ (1,251)
Accretion of equity component of debenture payable	**–**	(790)
Accretion of liability component of debenture payable	**73**	–
Earnings (loss) available to common shareholders	**$ 6,463**	$ (2,041)
Denominator:		
Weighted average common shares outstanding	**22,411**	23,048
Incremental shares from stock options	**26**	–
Shares issuable upon conversion of convertible debenture	**23,967**	–
Weighted average common shares outstanding	**46,404**	23,048
Diluted earnings (loss) per share	**$ 0.14**	$ (0.09)

ABOUT COUNSEL CORPORATION

Counsel Corporation (TSE:CXS/Nasdaq:CXSN) is a dynamic, diversified company that focuses on acquiring controlling positions in, and actively managing for growth, operating companies in three specific market sectors: communications, real estate and seniors living.

Counsel Corporation's subsidiary, Counsel Springwell Communications LLC, is focused on acquiring, consolidating and operating communications-related businesses. In March 2001, Counsel Springwell Communications acquired a controlling interest in I-Link Incorporated (OTC:ILNK.OB; www.i-link.com), an enhanced Internet Protocol voice and data communications service provider. In June 2001, I-Link acquired and commenced operations of WorldxChange Corp. (www.worldxchange.com), which provides international and domestic long distance service to retail customers, consisting primarily of a dial-around product using a 10-10-XXX prefix.

Counsel's real estate business focuses on investing in and developing income-producing commercial properties, primarily retail shopping centres.

In the seniors living sector, Counsel owns five retirement homes in Canada and three nursing homes in the U.S. and it leases seven nursing homes in Canada.

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION
The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061

COUNSEL CORPORATION (US)
280 Park Avenue
West Building, 28th Floor
New York, New York 10017
Tel: 212 286 5000
Fax: 212 286 5036

COUNSEL SPRINGWELL COMMUNICATIONS LLC
One Landmark Square, Suite 320
Stamford, Connecticut 06901
Tel: 203 961 9000
Fax: 203 961 9001

SHAREHOLDER INFORMATION

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc.
Tel: 303 984 4034

CAPITAL STOCK & CONVERTIBLE DEBENTURES
At March 31, 2002, there were 22,314,000 common shares and $42,761,000 of convertible debentures outstanding.

STOCK & DEBENTURE LISTING
Counsel Corporation's common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN. Its convertible debentures are listed on The Toronto Stock Exchange under the symbol CXS.DB.U

SHAREHOLDER & INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com
Website: www.counselcorp.com

COUNSEL CORPORATION

2001

To our Shareholders

2001 was a very difficult period for Counsel Corporation and our shareholders. The year-end results outlined in this report reflect significant losses from investments adversely affected by turbulent market conditions, an economic recession and the aftermath of September 11. We failed to achieve many of the important business objectives we set for our portfolio companies, and in many instances our recovery efforts led to bitter disappointments.

We have now completed the painful task of assessing the performance and prospects for our portfolio companies in light of the new market realities. Since last year, we have ceased or significantly curtailed further funding of our technology investment portfolio – businesses that were severely impaired by the sharp reductions in technology investment spending and the collapse in valuations and capital availability for these development stage enterprises. Furthermore, we have substantially exited the pharmaceutical and medical products sector through the sale of assets of Faro Pharmaceuticals, Inc.

Our 2001 financial results reflect our efforts to confront the adverse impact of poor operating performance and a difficult market environment on our legacy investment portfolio. Looking ahead, our remaining core businesses and our available capital provide a sound basis for the creation of significant shareholder value in 2002 and beyond. We have taken very specific measures to build upon this



Allan Silber *Chairman and Chief Executive Officer*

strong foundation for Counsel's future success and return to profitability.

In April 2002, we settled all claims brought against Counsel by Bergen Brunswig Corporation relating to our January 1999 sale of Stadtlander Drug Company to Bergen on very advantageous terms. We feel vindicated by the dismissal of these claims, which we consistently stated were without merit, and we are delighted to put this matter behind us at a cost to Counsel that approximates only the expense of defending the action. The resolution of the lawsuit eliminates a substantial drain on management and removes a major impediment that has hampered our progress in recent years.

After reflecting on the difficult experiences of recent years, Counsel has returned to the fundamental investment approach that has resulted in our many successes over the twenty-three years since our founding. We seek to create and realize shareholder value by acquiring controlling interests and building operating businesses in specific market sectors where we can deploy our experience and skills to generate consistent, sustainable cash flow and positive returns. In accordance with this approach, our current activities are focused principally on three specific market sectors: communications, real estate and seniors living.

COMMUNICATIONS

We are pleased to have formalized an important collaboration in 2001 with highly regarded telecommunications executives William Barker and Mufit Cinali. Together, we have established Counsel Springwell Communications LLC which is focused on becoming a pre-eminent builder of communications businesses in North America. Counsel Springwell also provides advisory services for communications mergers, acquisitions, and restructurings.

We believe the communications industry still possesses strong long-term growth prospects despite recent severe market dislocations.

As a consequence of the difficulties being experienced by many participants in this industry, attractive acquisitions continue to be available, at compelling valuations, to build upon our existing communications businesses. These businesses include a controlling interest in I-Link Incorporated, an enhanced Internet Protocol voice and data communications company that utilizes its software-defined network architecture to deliver advanced unified communications products and services, and WorldxChange Corp., which provides international and domestic long distance service to retail and small business customers.

REAL ESTATE

We are drawing upon our long legacy of successful real estate investment in pursuit of opportunities to acquire retail income-producing properties at exceptional valuations. Past successes and core competencies in this sector facilitate our ability to identify and recognize profitable opportunities and to structure attractive acquisition terms and financing. We are confident in our ability to create and realize value in targeted real estate portfolios and to build a business in this sector that will generate stable and consistent returns.

SENIORS LIVING

Counsel continues to own five retirement homes in Canada and three nursing homes in the United States and to lease seven nursing homes in Canada. The demographics of an aging population continue to present excellent opportunities for Counsel to augment and to monetize its investments in this sector. Our deep experience in the ownership and management of seniors living facilities provides us both the confidence and the expertise to pursue further focused initiatives to produce consistent earnings and cash flow from our activities in this area.

Over the course of the past year, we have begun to build formidable management capabilities in each of these three market sectors. In addition, we have strengthened our management systems by implementing a rigorous process to instill individual accountability for all Counsel management personnel. By articulating detailed performance objectives for individual employees and aligning the strategies and business objectives of all of our business units, this disciplined system will ensure that Counsel's culture is dynamic, team-oriented and performance-based.

The experiences of the past year have reinforced our commitment to adhere to the investment principles that have guided us to many successes in our past and to concentrate our activities in a discrete number of market sectors in which we can apply our experience and strengths to create recognizable and realizable shareholder value. We are also implementing a reinvigorated shareholder and investor relations program to communicate candidly and clearly with our shareholder constituencies about our performance and our objectives. 2001 was not an enjoyable year for Counsel Corporation or our shareholders. However, our remaining core assets and capital resources, coupled with the specific strategies we are currently pursuing and management's determination to succeed, provide an exceptional basis for growth in shareholder value.

I look forward to sharing with you in future periods the successful results of our businesses.

ALLAN SILBER *Chairman and Chief Executive Officer*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(All dollar amounts are in U.S. dollars unless otherwise indicated)

Counsel Corporation ("Counsel", "the Company") is incorporated under the Business Corporations Act of Ontario and during 2001 it was engaged primarily in communications and technology-related businesses in the United States and health care in the United States and Canada.

In February 2000, Counsel formed Counsel Communications LLC to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. ("Nexbell"), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol ("IP") voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated ("I-Link"), a provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to 70.5% when I-Link merged with Nexbell in a stock for stock transaction. In June 2001 I-Link entered the dial-around long distance business through WorldxChange Corp. ("WorldxChange"). Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, which reduced the Company's interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel Springwell Communications, LLC ("Counsel Springwell").

During 2001, Counsel's health care operations were conducted through wholly owned subsidiaries that have ownership or leasehold interests in 10 nursing homes with 1,611 beds and five retirement centres with 455 units, in Canada and the United States. In addition, Counsel carried on health care operations through 90%-owned (78%-owned in 2000) Sage BioPharma, Inc. ("Sage"), a private company, which was acquired in July 1998. Sage develops and markets infertility products. Counsel also held a 78% interest in FARO Pharmaceuticals, Inc. ("FARO"), a private company, which acquired, marketed and distributed pharmaceutical products. In the second quarter of 2000, Counsel adopted a plan to dispose of FARO's pharmaceutical products business and, consequently, FARO was classified as discontinued operations for financial statement purposes. Subsequent to FARO's disposition of its business on May 1, 2001, the Company acquired all of the shares of FARO's minority shareholders.

In 1999 and 2000, Counsel entered the technology sector through the acquisition of interests in: Impower, Inc. ("Impower"), a private company that provides transaction-based Internet direct marketing and electronic database management products and services; Proscape Technologies, Inc. ("Proscape"), a private company that develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 ompanies; IBT Technologies, Inc. ("IBT"), a private company that developed, deployed and supported media-rich learning products and services delivered over the Internet for business training and post-secondary educational lications; and Core Communications Corporation ("Core"), a private company that provides managed vork services for high-speed data communications in hotel and convention meeting spaces. In August 2001 wer filed for protection under Chapter 11 of the United States bankruptcy legislation and in December 2001 ed under Chapter 7; consequently, the Company's equity in these companies has been entirely written off ovisions have been taken against amounts loaned to them. In February 2001 the Company increased its ip in Proscape from 36% to 56% and began consolidating Proscape's operations from that date. lt of dilution, the Company's ownership in Core was reduced to 12.9% at the end of 2000 and the as classified as a portfolio investment over which no significant influence is exercised. owing chart shows, in simplified form, the corporate relationships of Counsel and its principal s at December 31, 2001:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(All dollar amounts are in U.S. dollars unless otherwise indicated)

Counsel Corporation ("Counsel", "the Company") is incorporated under the Business Corporations Act of Ontario and during 2001 it was engaged primarily in communications and technology-related businesses in the United States and health care in the United States and Canada.

In February 2000, Counsel formed Counsel Communications LLC to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. ("Nexbell"), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol ("IP") voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated ("I-Link"), a provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to 70.5% when I-Link merged with Nexbell in a stock for stock transaction. In June 2001 I-Link entered the dial-around long distance business through WorldxChange Corp. ("WorldxChange"). Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, which reduced the Company's interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel Springwell Communications, LLC ("Counsel Springwell").

During 2001, Counsel's health care operations were conducted through wholly owned subsidiaries that have ownership or leasehold interests in 10 nursing homes with 1,611 beds and five retirement centres with 455 units, in Canada and the United States. In addition, Counsel carried on health care operations through 90%-owned (78%-owned in 2000) Sage BioPharma, Inc. ("Sage"), a private company, which was acquired in July 1998. Sage develops and markets infertility products. Counsel also held a 78% interest in FARO Pharmaceuticals, Inc. ("FARO"), a private company, which acquired, marketed and distributed pharmaceutical products. In the second quarter of 2000, Counsel adopted a plan to dispose of FARO's pharmaceutical products business and, consequently, FARO was classified as discontinued operations for financial statement purposes. Subsequent to FARO's disposition of its business on May 1, 2001, the Company acquired all of the shares of FARO's minority shareholders.

In 1999 and 2000, Counsel entered the technology sector through the acquisition of interests in: Impower, Inc. ("Impower"), a private company that provides transaction-based Internet direct marketing and electronic database management products and services; Proscape Technologies, Inc. ("Proscape"), a private company that develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 companies; IBT Technologies, Inc. ("IBT"), a private company that developed, deployed and supported media-rich e-learning products and services delivered over the Internet for business training and post-secondary educational applications; and Core Communications Corporation ("Core"), a private company that provides managed network services for high-speed data communications in hotel and convention meeting spaces. In August 2001 Impower filed for protection under Chapter 11 of the United States bankruptcy legislation and in December 2001 IBT filed under Chapter 7; consequently, the Company's equity in these companies has been entirely written off and provisions have been taken against amounts loaned to them. In February 2001 the Company increased its ownership in Proscape from 36% to 56% and began consolidating Proscape's operations from that date. As a result of dilution, the Company's ownership in Core was reduced to 12.9% at the end of 2000 and the holding was classified as a portfolio investment over which no significant influence is exercised.

The following chart shows, in simplified form, the corporate relationships of Counsel and its principal businesses as at December 31, 2001:

COUNSEL CORPORATION

Canada	■ Owns and operates retirement centres and nursing homes
United States	■ 60.2% — **I-Link Incorporated:** Develops and markets enhanced communications products and services and, through wholly owned WorldxChange Corp., provides long distance telecommunications services
	■ 100% — **Counsel Nursing Properties, Inc.:** Owns nursing homes
	■ 90.4% — **Sage BioPharma, Inc.:** Develops and markets infertility products
	■ 56.5% — **Proscape Technologies, Inc.:** Develops, markets and supports marketing and sales information software systems

MAJOR CORPORATE DEVELOPMENTS

There were a number of major corporate developments in 2001:

In June, the Company successfully defended a motion by Bergen Brunswig Corporation ("Bergen") to enjoin the Company from selling or otherwise disposing of any shares of Bergen stock received on the 1999 sale of Stadtlander Drug Co., Inc. pending resolution of Bergen's claims against the Company with respect to the Stadtlander sale. On April 29, 2002 the Company settled the Bergen lawsuit with all claims against the Company being dismissed. The net cost of the settlement to the Company, inclusive of legal fees and disbursements, is estimated to be $1.7 million, net of future income tax recoveries of $0.9 million, which has been accrued in the 2001 operating results.

In the communications sector, on February 22, the Company acquired a 97.5 % interest in Nexbell for $1.5 million. On March 1, the Company acquired a 65.2% interest in I-Link for $5.1 million. On April 17, I-Link merged with Nexbell, thereby increasing the Company's interest in I-Link to 70.5%. On June 4, WorldxChange, a wholly owned subsidiary of I-Link, acquired certain net assets related to the dial-around long distance business of WorldxChange Communications, Inc. from a bankruptcy proceeding. On September 6, all of I-Link's Class C preferred stock was converted into common shares, thereby reducing the Company's interest in I-link to 68.1%. Effective November 1, the Company acquired Springwell Capital Partners in exchange for an 11.7% interest in its communications subsidiary, Counsel Communications LLC (which was renamed Counsel Springwell) resulting in the reduction of the Company's interest in I-Link to 60.2 %.

In health care, Counsel completed the sale of FARO's pharmaceutical products business on May 1 and, in November, Counsel acquired all the FARO shares held by FARO's minority shareholders. As a result of the acquisition of the FARO minority shares, the Company's interest in Sage increased to 90.4% from 78.3%. In June, the Company signed a letter of intent to acquire Diversicare Canada Management Services Co., Inc. ("DCMS"), an owner and manager of seniors living facilities in Canada. This acquisition did not proceed due to blockages encountered by DCMS's owner but it did result in the Company divesting the three nursing homes it owned in Florida for a gain of $3.4 million. In December, the Company signed a letter of intent to acquire Chartwell Care Corporation, an operator and developer of seniors living facilities in Canada. This acquisition did not proceed.

In the technology sector, the Company increased its ownership of Proscape from 36.0% to 56.5% for $2.9 million in February. In the fourth quarter of 2001 the Company decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding, which is expected to reduce the Company's interest to below 20% on a diluted basis. In August, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors and the Company has written off its entire equity investment in Impower. The Company increased its interest in IBT from 27.7% to 49.5% as a result of investments of $1.8 million and $0.7 million in May and September, respectively. In December, IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation and the Company has written off its entire equity investment in IBT.

RESULTS OF OPERATIONS

The following table illustrates the consolidated financial performance of Counsel for the year ended December 31, 2001, and the comparative results for the year earlier period:

(in thousands)	**2001**	2000
	$	$
Revenues		
Communications services and products	**70,294**	–
Long term care	**31,605**	32,045
Medical products	**3,642**	2,924
Technology services	**798**	–
Other	**3,994**	2,638
	110,333	37,607
Earnings (loss)		
Operating loss		
Communications	**(37,663)**	–
Long term care	**(514)**	(57)
Medical products	**(5,181)**	(3,711)
Technology services[1]	**(12,320)**	(9,547)
Other	**(4,181)**	(2,278)
	(59,859)	(15,593)
Gain on sale of short term investments	**42,760**	31,949
Other gains	**5,114**	302
	(11,985)	16,658
Less:		
Write-down of goodwill	**8,040**	–
Write-down of investments and other advances	**21,292**	25,462
Interest expense	**4,334**	2,580
Income taxes (recovered)	**20,991**	(6)
Non-controlling interest	**(1,626)**	–
Loss from continuing operations	**(65,016)**	(11,378)
Earnings (loss) from discontinued pharmaceutical products operations	**4,519**	(32,419)
Loss from discontinued pharmacy services operations	**(1,716)**	(1,035)
Loss from discontinued home health care operations	**–**	(601)
Net earnings (loss)	**(62,213)**	(45,433)

[1] Includes the Company's share of equity in losses of significantly influenced corporations aggregating $5,582 in 2001 and $9,547 in 2000.

The Company's consolidated quarterly revenues, income from continuing operations and net income and loss for 2001 and 2000 are as follows:

	2001 (Unaudited)			
(In thousands, except per share amounts)	1st Quarter $	2nd Quarter $	3rd Quarter $	4th Quarter $
Total revenues	12,162	24,753	36,552	36,866
Earnings (loss) from continuing operations	(1,251)	(25,279)	(12,774)	(25,712)
Net earnings (loss)	(1,251)	(25,279)	(12,774)	(22,909)
Earnings (loss) per common share – basic				
From continuing operations	(0.09)	(1.12)	(0.59)	(1.16)
From discontinued operations	0.00	0.00	0.00	0.12
Net earnings (loss)	(0.09)	(1.12)	(0.59)	(1.04)
Earnings (loss) per common share – diluted				
From continuing operations	(0.09)	(1.12)	(0.59)	(1.16)
From discontinued operations	0.00	0.00	0.00	0.12
Net earnings (loss)	(0.09)	(1.12)	(0.59)	(1.04)

	2000 (Unaudited)			
(In thousands, except per share amounts)	1st Quarter $	2nd Quarter $	3rd Quarter $	4th Quarter $
Total revenues	10,178	9,023	9,099	9,307
Earnings (loss) from continuing operations	(8,586)	(8,265)	(4,321)	9,794
Net earnings (loss)	(8,953)	(8,059)	(5,639)	(22,782)
Earnings (loss) per common share – basic				
From continuing operations	(0.37)	(0.36)	(0.20)	0.35
From discontinued operations	(0.01)	0.01	(0.06)	(1.31)
Net earnings (loss)	(0.38)	(0.35)	(0.26)	(0.96)
Earnings (loss) per common share – diluted				
From continuing operations	(0.37)	(0.36)	(0.20)	0.35
From discontinued operations	(0.01)	0.01	(0.06)	(1.31)
Net earnings (loss)	(0.38)	(0.35)	(0.26)	(0.96)

Communications

Counsel's communications revenues are derived almost entirely from I-Link. Headquartered just outside of Salt Lake City, Utah, I-Link is a public company that trades on the OTC-Electronic Bulletin Board under the symbol ILNK. A more complete description of its business and 2001 financial results may be found in its Form 10-K for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

I-Link is an integrated voice and data communications company focused on developing and deploying its proprietary, software-defined communications platform which unites traditional telecommunications capabilities with data IP (Internet Protocol) systems to converge telecommunication, wireless, paging, voice-over-IP (VoIP) and Internet technologies. As such, its software-defined communication platform simplifies communications, increases communication capabilities via enhanced applications, and lowers overall communication costs. Through its software-defined platform, I-Link provides enhanced telecommunications services on a wholesale and retail basis. In addition, I-Link licenses its software-defined platform and related applications to third parties for deployment and operation in foreign countries. Today, I-Link remains focused on delivering dedicated VoIP applications to its partners and customers through its software-defined network platform. With over seven years' experience developing VoIP technologies, I-Link offers a proven and time-tested solution for companies who wish to enter the enhanced communications market. At present, I-Link continues to actively market its *One Number* and *I-Link Home* services through wholesale partnerships, and licenses its enhanced services platform to partners and service providers in the U.S. and abroad who wish to offer voice services without incurring high development costs.

I-Link also provides traditional circuit-switched long distance telecommunication services to end-users via its wholly owned subsidiary, WorldxChange, a facilities-based telecommunication carrier. WorldxChange provides international and domestic long-distance service to retail customers. Telecommunication services provided by WorldxChange consist primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix. WorldxChange markets its services through consumer mass marketing techniques, including direct mail and direct response television and radio. WorldxChange also utilizes a network of independent commission agents recruited through its multi-level marketing programs to attract and retain new customers.

The Company's $70.3 million of revenues from communications services and products is derived from I-Link and Nexbell from their dates of acquisition, March 1 and February 22, respectively, in 2001. Of the $70.3 million, $50.3 million is related to WorldxChange, $12.1 million is related to I-Link's other telecommunications services, $4.7 million is related to I-Link's technology licensing and development business and $3.2 million is related to Nexbell. The revenue from Nexbell relates to its METS product that was discontinued in the fourth quarter of 2001 and, consequently, this revenue source will not continue in 2002.

The Company's $37.7 million loss from communications operations is derived as to $11.1 million from WorldxChange, with the balance coming from I-Link's other operations, including Nexbell. I-Link's technology licensing and development business provided over $1.6 million of operating income. Several initiatives were undertaken by I-Link in 2001 to improve operating results: in January, May and December of 2001 workforce reductions were carried out, accompanied by reductions in facilities and materials; research operations were consolidated at its Utah head office and research and development activities were curtailed to concentrate financial resources on sales and marketing of existing products; in late 2001

I-Link determined that it was not economically justifiable to continue to maintain a significant part of its fixed network, specifically, leased lines for origination and termination from its backbone network with the result that, instead of using these leased lines for origination and termination, it was determined that given current revenue levels, it would be more economical to originate and terminate traffic on WorldxChange's network – this process began in late 2001 and management anticipates that the transition will be completed in April 2002 and will result in net savings in network expenses of $400,000 to $600,000 per month beginning in April 2002.

The Company believes that it was able, through I-Link and WorldxChange, to acquire communications assets at a significant discount to replacement cost because of the additional effort and capital required to make them profitable. The results generated by Counsel's communications operations reflect the cost of building this business. The restructuring and repositioning of I-Link in 2001, as well as the Counsel Springwell collaboration, are integral to the achievement of the Company's profitability objectives in this sector.

Long Term Care

Effective April 30, 1994, Counsel disposed of most of its long term care operations through the sale of Advocat, Inc., a company created to hold those interests; however, Counsel retained ownership or leasehold interests in 20 nursing homes and retirement centres, two of which were sold to third parties in 1995. An additional three nursing homes, in Florida, were sold in 2001. In 2001 and 2000, long term care revenues are comprised of fees paid by residents of seven nursing homes leased by the Company, all of which are managed by Advocat, as well as rent paid by Advocat for three (six until September 2001) nursing homes and five retirement centres leased from the Company.

After deducting interest on the mortgages relating to the long term care facilities and amortization of the facilities, long term care operations generated losses, before allocation of head office overheads, of $0.2 million in 2001 and $0.1 million in 2000, which reflects a slight decrease in operating income from the seven nursing homes leased by the Company. With respect to amortization expense, the Company believes that the net realizable value of the 8 facilities leased to Advocat is at least equal to their net book value at April 30, 1994 and, consequently, a sale of the facilities would result in the recapture of the amortization expensed after that date. Advocat has options to purchase five of these facilities at prices higher than their net book value and three at fair market value, at the end of their lease terms. In 2001 management identified a number of opportunities to expand in this sector in Canada and intends to continue to pursue this initiative in 2002.

Medical Products

Counsel's medical products revenues are derived from Sage. Sage had revenues of $3.6 million for 2001 compared with $2.9 million for 2000. Sage had a loss before interest, taxes, amortization and depreciation of $4.6 million in 2001 compared with a loss of $3.4 million in 2000. These losses reflect the fact that Sage's lead product line is currently in the clinical trial stage, as well as the discontinuation of the Company's pharmaceutical products operations carried on by FARO which, before its operations were discontinued, shared premises and certain administrative costs with Sage.

Sage was formed in 1998 to source and bring to market products to treat hormone-dependent disorders in male and female health, with particular emphasis on reproductive medicine. Sage's objective in this market is to become the pre-eminent provider of a broad range of infertility products targeted to the needs of both practitioners and patients. Sage currently markets a broad range of products used in the treatment of infertility, including diagnostics, advanced assisted reproductive technique culture media, instruments and medical devices. Sage's product line, marketing and distribution capability were enhanced in March 1999 by the acquisition of substantially all of the assets of Fertility Technologies, Inc.

In July 1998, Sage entered into an exclusive licensing agreement with Institut Biochimique SA ("IBSA"), a Swiss company, to gain approval for and market a proprietary line of fertility hormone drugs for use in the U.S. and Canada. This line includes follicle stimulating hormone, human menopausal gonadotropin, and human chorionic gonadotropin. These novel drugs have been approved and are currently being marketed by IBSA in Europe. Sage has initiated two Phase III clinical trials for the IBSA drugs in North America but is currently unable to predict when these drugs may be approved for introduction into the North American market. Until the IBSA drugs are approved for distribution in North America, Sage's revenues are not expected to form a material part of Counsel's operations, although steady growth is anticipated from the current product line. While the IBSA drugs are in the clinical trials, Sage's earnings will be negatively impacted by the costs related to that process.

Technology Services

Technology services revenues are derived from Proscape from February 17, 2001 when the Company's interest in Proscape was increased from 36.0% to 56.5% and the Company commenced consolidation of Proscape's operations. The Company's loss from technology services of $12.3 million in 2001 is comprised of Proscape's loss of $6.7 million from February 17 plus the Company's equity in the losses of Proscape (prior to February 17), Impower and IBT totalling $5.6 million. The loss of $9.5 million in 2000 includes the Company's equity in losses of Proscape, Impower, IBT and Core (see note 10 to the Company's consolidated financial statements). The losses derived from these companies include the amortization of goodwill attributable to their acquisition in the amount of $1.6 million (2000 – $3.0 million).

Proscape develops, markets and supports marketing and sales intelligence solutions. Through a comprehensive portfolio of systems and services, it brings companies and their customers closer together to make better, more profitable decisions. Headquartered in Fort Washington, PA, Proscape has helped Fortune 100 companies reach new heights in consultative selling efficiencies and further strengthened the relationships between the companies and their customers. Gartner Group has ranked Proscape one of the most visionary providers in the Interactive Selling Systems marketplace.

Proscape serves the consumer goods, telecommunications, financial services, high technology and health care markets. Its management team is made up of industry experts from each market segment and all systems are designed to meet the unique needs, and replicate best practices, of each segment.

The Proscape System, which is composed of six distinct modules, is a complete marketing and selling platform that delivers an unparalleled level of insight into business information and offers the tools required to build a truly consultative partnership with customers. What makes Proscape's solution unique is its ability to put strategically meaningful information at the fingertips of its users to maximize interaction between buyer and seller.

Other

Other revenues increased from $2.6 million in 2000 to $4.0 million in 2001 primarily because of the inclusion of revenues of $1.5 million derived from I-Link.

The loss of $4.2 million in 2001 compared with a loss of $2.3 million in 2000 reflects a decrease in interest and dividend income and a $1.1 million increase in salaries, benefits and general and administrative costs.

Gain on Sale of Short Term Investments

The gain on sale of short term investments consists primarily of gains on the sale of shares of Bergen in 2001 and shares of Bergen, RioCan REIT and Delano Technology Corporation in 2000.

Other Gains

Other gains of $5.1 million in 2001 are derived from the sale of the Company's three Florida nursing homes in September as to $3.4 million, a $1.1 million gain by I-Link on the extinguishment of debt in the fourth quarter and a $0.6 million gain on the sale of Nexbell in December. The $0.3 million gain in 2000 relates to the sale of several developed residential building lots.

Write-downs

The $8.0 million write-down of goodwill in 2001 is derived from I-Link. After an analysis and review of product offerings performed by I-Link during the third quarter, a plan to discontinue offering its METS product was adopted, which resulted in an $8.0 million non-cash goodwill impairment charge.

The $21.3 million write-down of investments and other advances in 2001 is derived primarily from the Company's technology-related investments: $12.1 million from Impower, $3.0 million from IBT, $1.6 million from Ci4net, $0.9 million from Delano Technology Corporation. The $25.5 million write-down of investments in 2000 relates primarily to the shares of Bergen, which were written down to their $5.52 June 30, 2000 market value and account for $21.9 million of the write-down. Canadian generally accepted accounting principles do not permit shares to be written back up even though the market value of these shares increased to $15.83 per share at December 31, 2000 (and the equivalent of $23.51 per share at December 31, 2001); the increase in value is only recognized when the shares are ultimately sold. The balance of the 2001 and 2000 write-downs relate to several smaller investments that were determined to have a permanent impairment in value.

Other Expenses

Interest expense relates primarily to the mortgages on the Company's retirement centres and nursing homes and the Company's convertible debentures that were issued October 31, 1996 as well as, in 2001, interest incurred by I-Link. Interest expense increased from 2000 to 2001 because of I-Link and because a portion of the expense related to the convertible debentures was allocated to discontinued operations in the earlier year.

The provision for income taxes in 2001 represents taxes on the gain on sale of short term investments, the gain on sale of the Company's Florida nursing homes and the reversal of future income tax benefits related to technology investments.

The non-controlling interest in 2001is derived from I-Link, Proscape and Sage.

Discontinued Operations

Details of discontinued operations may be found in note 20 to the Company's consolidated financial statements.

FINANCIAL CONDITION

At December 31, 2001 the Company had cash and cash equivalents totalling $24.9 million. In addition, it held short term investments with a market value of $34.6 million, or approximately $25.6 million in excess of their carrying amount. Most of these investments were sold in the first quarter of 2002 for proceeds of $34.3 million and a gain of $26.6 million.

The decrease in cash and cash equivalents of $27.3 million during 2001 reflects the repayment of the Company's $40.0 million note payable and the Company's investments in and advances to I-Link, Proscape and significantly influenced corporations IBT and Impower. This use of cash was partly offset by the realization of discontinued assets on the sale of FARO's pharmaceutical products business and the sale of short term investments. The changes in other assets and liabilities from December 31, 2000 to December 31, 2001 reflect, for the most part: (i) the consolidation of the assets and liabilities of I-Link and Proscape; (ii) the sale of the Company's Florida nursing homes; and (iii) the write-downs to the Company's investments in and advances to Impower and IBT.

CAPITAL RESOURCES AND LIQUIDITY

Counsel's sources of cash flow include earnings from its wholly owned long term care operations, interest and dividend income, as well as from asset sales and the repayment of mortgages, loans and other receivables.

There are no restrictions on the repayment of advances or payment of dividends by any of the Company's subsidiaries other than WorldxChange which has certain restrictions as a result of a three-year loan and security agreement, consisting of an accounts receivable-based revolving credit facility, that it entered into in December 2001. One of Counsel's objectives is that its subsidiaries and affiliates be self-financing and, to that end, the Company is closely involved in planning, structuring and arranging the debt and equity offerings of its related companies.

Counsel's cash requirements and scheduled principal repayments during 2002 will be met from cash and cash equivalents, short term investments, operating cash flow and the realization of assets, all of which are expected to provide sufficient cash to satisfy the Company's current and anticipated obligations. The Company has committed to fund, through long term intercompany advances or equity contributions, all capital investment, working capital or other operational cash requirements of I-Link through April 15, 2003.

The Company's $42.8 million of convertible debentures issued October 31, 1996 are redeemable at its option. The Company may satisfy it obligation to pay principal upon redemption or at maturity by the issuance of its own shares.

Counsel has no restrictions on paying dividends. On July 20, 1999, the Company paid a special dividend of C$1.50 per share primarily related to the realization of value on the successful sale of Stadtlander. As a result of the dividend, the conversion price of the Company's convertible debentures was reduced to $11.726 per share from $13.875. On April 30, 2000 the Company paid a dividend in kind of all of its shares of American HomePatient Inc. to complete the disposition of this discontinued operation, which resulted in a further reduction of the debenture conversion price to $11.472.

On December 14, 1999, the Company renewed a normal course issuer bid for its common shares in accordance with the by-laws and policies of The Toronto Stock Exchange. The renewed bid allowed the Company to purchase up to 1,705,418 shares during the period from December 14, 1999 to December 13, 2000. All 1,705,418 shares were purchased for cancellation, at an average price of C$4.19 per share. Also effective December 14, 1999, the Company commenced a normal course issuer bid for its convertible debentures which allowed it to purchase up to $5 million principal amount of debentures during the period from December 14, 1999 to December 13, 2000. A total of $1.499 million principal amount of debentures were purchased for cancellation pursuant to this issuer bid, at an average price of $583.33 per $1,000 principal amount of debenture. These normal course issuer bids were renewed on December 14, 2000 and allowed the Company to purchase up to 1,528,049 shares and $4.87 million principal amount of debentures during the period from December 14, 2000 to December 13, 2001. A total of 1,527,952 shares were purchased for cancellation, at an average price of C$2.94 per share, and all $4.87 million of debentures were purchased for cancellation at an average price of $551.58 per $1,000 principal amount of debenture. These normal course issuer bids were again renewed on December 14, 2001 and allow the Company to purchase up to 1,144,484 common shares and $4.26 million principal amount of debentures during the period from December 14, 2001 to December 13, 2002. At March 31, 2002, pursuant to the most recent bids, 576,100 shares had been purchased at an average price of C$2.92 per share and $0.87 million of debentures had been purchased at an average price of $550.00 per $1,000 principal amount of debenture. All of the shares and debentures purchased have been cancelled.

RISKS

Although management believes that its analysis and expectations are based on reasonable assumptions, there is no assurance that these expectations will materialize. Consequently, the following risks and issues, among others, should be considered when evaluating the Company:

- the ability to finance and manage expected growth
- the ability to achieve profitability in certain key operating segments
- the dependence upon key personnel
- the demand for and acceptance of the Company's products and services
- the impact of competitive services and pricing
- subscriber / customer attrition
- ongoing relationship with suppliers, including the ability to meet usage commitments with carriers
- the ability to maintain, operate and upgrade the Company's information systems network and successfully deploy its Internet telephony network
- the ability to efficiently integrate recent and anticipated acquisitions
- federal, state and provincial governmental regulation of the long distance telecommunications, internet and seniors living industries
- legal proceedings
- the adoption of new, or changes in, accounting principles.

Consideration should also be given to the credit, interest rate and foreign exchange risks described in note 21 to the Company's audited consolidated financial statements for the year ended December 31, 2001.

CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

TO THE SHAREHOLDERS OF COUNSEL CORPORATION

We have audited the consolidated balance sheet of Counsel Corporation as at December 31, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Counsel Corporation as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2000 and 1999, prior to restatement of certain information reported under United States generally accepted accounting principles as described in note 28, were audited by other auditors who expressed opinions without reservation on those statements in their original auditors' reports dated March 26, 2001 and April 7, 2000, respectively.

(signed) *PricewaterhouseCoopers LLP*
CHARTERED ACCOUNTANTS

Toronto, Canada
April 5, 2002 (except for note 20, which is as at April 29, 2002)

CONSOLIDATED BALANCE SHEET

As at December 31 (in thousands of U.S. dollars)

	2001	2000
	$	$
Assets		
CURRENT ASSETS		
Cash and cash equivalents	**24,934**	52,220
Short-term investments (note 6)	**8,932**	23,830
Accounts receivable (less allowance for doubtful accounts of $2,198; 2000 – $217)	**20,448**	3,414
Income taxes recoverable	**2,202**	2,112
Future income tax asset (note 19)	**970**	785
Other assets (note 7)	**7,022**	4,071
Assets of discontinued operations (note 20)	**4,883**	77,239
	69,391	163,671
LONG-TERM ASSETS		
Other assets (note 7)	**15,852**	19,084
Property, plant and equipment (note 8)	**43,006**	25,675
Goodwill and intangible assets (note 9)	**15,621**	2,755
Investment in significantly influenced corporations (note 10)	**–**	15,783
Future income tax benefits (note 19)	**–**	1,895
	143,870	228,863
Liabilities		
CURRENT LIABILITIES		
Accounts payable	**11,689**	4,924
Accrued liabilities (note 11)	**26,512**	8,757
Deferred revenue	**2,563**	735
Note payable (note 12)	**–**	13,333
Mortgages and loans payable (note 13)	**10,508**	251
Capital leases (note 14)	**3,034**	–
Liabilities of discontinued operations (note 20)	**2,395**	40,728
	56,701	68,728
LONG-TERM LIABILITIES		
Deferred revenue	**768**	1,449
Note payable (note 12)	**–**	26,667
Mortgages and loans payable (note 13)	**14,690**	19,775
Capital leases (note 14)	**6,986**	–
Convertible debentures payable (note 15)	**4,801**	7,741
Future income tax liabilities (note 19)	**23,282**	–
	107,228	124,360
Non-controlling interest	**148**	–
Shareholders' Equity	**36,494**	104,503
	143,870	228,863

Commitments, guarantees and contingent liabilities (notes 21, 22 and 23)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Allan Silber, Director *Norman Chirite,* Director

Consolidated Statement of Shareholders' Equity

For the year ended December 31 (in thousands of U.S. dollars)

	Capital Stock			Equity component of convertible debentures payable		
	Number of common shares $ (in thousands) (note 16)	Amount $	Contributed surplus $	 $	Retained earnings (deficit) $	Total shareholders' equity $
Balance – December 31, 1998	27,701	124,291	–	39,504	(15,211)	148,584
Common shares issued	20	32	–	–	–	32
Common shares purchased for cancellation	(2,188)	(8,072)	–	–	(5,660)	(13,732)
Accretion of equity component of debentures payable	–	–	–	2,789	(2,789)	–
Dividends	–	–	–	–	(26,357)	(26,357)
Net earnings	–	–	–	–	48,198	48,198
Balance – December 31, 1999	25,533	116,251	–	42,293	(1,819)	156,725
Common shares issued	92	143	–	–	–	143
Common shares purchased for cancellation	(1,688)	(6,942)	2,220	–	(8)	(4,730)
Gain on retirement of debentures payable, net of income taxes of $131	–	–	491	(1,268)	–	(777)
Gain on issuances of stock by significantly influenced corporations	–	–	–	–	366	366
Accretion of equity component of debentures payable	–	–	–	3,017	(3,017)	–
Dividends	–	–	–	–	(1,791)	(1,791)
Net loss	–	–	–	–	(45,433)	(45,433)
Balance – December 31, 2000	23,937	109,452	2,711	44,042	(51,702)	104,503
Common shares purchased for cancellation	(1,444)	(6,600)	3,878	–	–	(2,722)
Gain on retirement of debentures payable, net of income taxes of $613	–	–	2,294	(5,368)	–	(3,074)
Accretion of equity component of debentures payable	–	–	–	3,159	(3,159)	–
Net loss	–	–	–	–	(62,213)	(62,213)
Balance – December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Operations

For the year ended December 31 (in thousands of U.S. dollars, except per share amounts)

	2001	2000	1999
	$	$	$
Revenues			
Communication services	**65,564**	–	–
Communication technology licensing	**4,730**	–	–
Long-term care services	**31,605**	32,045	31,275
Sale of medical products	**3,642**	2,924	3,091
Other	**4,792**	2,638	5,711
	110,333	37,607	40,077
Cost of revenues			
Communication services	**58,596**	–	–
Sale of medical products	**2,784**	2,306	1,834
Other	**920**	–	–
	62,300	2,306	1,834
Operating expenses			
Selling, general and administrative	**83,556**	39,156	37,114
Provision for doubtful accounts	**2,989**	32	130
Depreciation and amortization	**13,603**	1,400	1,300
Research and development	**2,162**	759	483
	102,310	41,347	39,027
Operating loss	**(54,277)**	(6,046)	(784)
Gain on sale of short-term investments	**42,760**	31,949	–
Earnings (loss) before the undernoted	**(11,517)**	25,903	(784)
Equity in losses of significantly influenced corporations (note 10)	**(5,582)**	(9,547)	(265)
Other gains	**5,114**	302	1,492
Write-down of goodwill	**(8,040)**	–	–
Write-down of investments and other advances	**(21,292)**	(25,462)	(148,456)
Interest expense (note 18)	**(4,334)**	(2,580)	(2,858)
Loss before income taxes, non-controlling interest and discontinued operations	**(45,651)**	(11,384)	(150,871)
Provision for (recovery of) income taxes (note 19)	**20,991**	(6)	(55,244)
Non-controlling interest	**(1,626)**	–	(1,663)
Loss from continuing operations	**(65,016)**	(11,378)	(93,964)
Earnings (loss) from discontinued operations (note 20)	**2,803**	(34,055)	142,162
Net earnings (loss)	**(62,213)**	(45,433)	48,198
Basic earnings (loss) per share			
Loss from continuing operations	**(2.96)**	(0.58)	(3.68)
Earnings (loss) from discontinued operations	**0.12**	(1.37)	5.42
Net earnings (loss) – basic	**(2.84)**	(1.95)	1.74
Diluted earnings (loss) per share			
Loss from continuing operations	**(2.96)**	(0.58)	(3.68)
Earnings (loss) from discontinued operations	**0.12**	(1.37)	5.42
Net earnings (loss) – diluted	**(2.84)**	(1.95)	1.74
Weighted average number of common shares outstanding (in thousands)	**23,030**	24,860	26,258

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended December 31 (in thousands of U.S. dollars)

	2001	2000	1999
	$	$	$
Cash provided by (used in)			
OPERATING ACTIVITIES			
Loss from continuing operations	**(65,016)**	(11,378)	(93,964)
Non-cash items included in loss			
Depreciation of property, plant and equipment	**7,445**	1,092	1,000
Amortization of goodwill and intangible assets	**6,158**	308	300
Amortization of deferred revenue	**(3,891)**	(735)	(1,057)
Gains on asset dispositions and debt retirement (note 25)	**(47,874)**	(32,251)	(1,492)
Future income taxes	**20,244**	1,567	(52,365)
Accretion of liability component of debentures payable	**528**	732	904
Equity in losses of significantly influenced corporations	**5,582**	9,547	265
Write-down of goodwill	**8,040**	–	–
Write-down of investments and other advances	**21,292**	25,462	148,456
Dilution loss	**188**	–	–
Non-controlling interest	**(1,626)**	–	(1,663)
Sale (purchase) of short-term investments	**55,702**	54,334	(5,143)
Changes in non-cash working capital related to operations (note 25)	**(1,973)**	(5,491)	11,678
Cash provided by continuing operations	**4,799**	43,187	6,919
Cash provided by (used in) discontinued operations	**2,341**	(1,640)	–
	7,140	41,547	6,919
INVESTING ACTIVITIES			
Business acquisitions (net of cash acquired of $811)	**(18,842)**	–	–
Investment in significantly influenced corporations	**(2,516)**	(15,982)	(10,000)
Purchase of portfolio investments	**(50)**	(3,700)	(3,013)
Other investments	**(146)**	(1,137)	(3,759)
Proceeds on sale of portfolio investments	**–**	5,621	3,661
Purchases of property, plant and equipment	**(1,900)**	(73)	(83)
Mortgages and other advances – collections	**367**	1,679	–
Mortgages and other advances – lending	**(9,923)**	(7,653)	(747)
Discontinued operations	**70,926**	–	157,912
	37,916	(21,245)	143,971
FINANCING ACTIVITIES			
Note payable – repayment	**(40,000)**	–	–
Mortgages and loans payable – borrowings	**15,450**	3,507	–
Mortgages and loans payable – repayments	**(6,848)**	(4,055)	(4,312)
Capital lease repayments	**(1,043)**	–	–
Retirement of debentures payable	**(3,180)**	(877)	–
Decrease in liability component of debentures payable	**(2,749)**	(3,000)	(3,000)
Proceeds from exercise of stock options	**–**	84	32
Shares purchased for cancellation	**(2,722)**	(4,730)	(13,732)
Dividends paid	**–**	–	(26,357)
Discontinued operations	**(31,250)**	25,000	(91,704)
	(72,342)	15,929	(139,073)
Increase (decrease) in cash and cash equivalents	**(27,286)**	36,231	11,817
Cash and cash equivalents – beginning of year	**52,220**	15,989	4,172
Cash and cash equivalents – end of year	**24,934**	52,220	15,989
Supplementary information (note 25)			

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 (in thousands of U.S. dollars, except per share amounts)

1. DESCRIPTION OF BUSINESS

Counsel Corporation, together with its subsidiary companies (collectively the Company), operates in the following businesses:

- the development and marketing of enhanced communications products and services in the United States, utilizing its own private intranet and both owned and leased network switching and transmission facilities. The Company develops and licences telecommunication technologies and services, and provides long distance telecommunication services to commercial and residential customers in the United States;
- the ownership and leasing of long-term care facilities in Canada and the United States;
- the provision of technology services and software in the United States, including Internet direct marketing services, sales information systems, and electronic learning products and services; and
- sales of medical products in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States (U.S.) dollars. The accounting principles used differ in certain respects from those generally accepted in the United States. The significant measurement differences between Canadian and U.S. accounting principles are described and reconciled in note 28.

Consolidated subsidiaries

The consolidated financial statements include the accounts of the Company and all companies over which it has control. All intercompany balances and transactions have been eliminated upon consolidation.

The Company's principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
	%	%	%
Counsel Corporation (US)	**100.0**	100.0	100.0
I-Link Incorporated (I-Link)	**60.2**	–	–
WorldxChange Corp. (WorldxChange)	**60.2**	–	–
Proscape Technologies, Inc. (Proscape)	**56.5**	36.0	–
Sage BioPharma, Inc. (Sage)	**90.4**	78.3	78.3

Revenue recognition

COMMUNICATION SERVICES

Long distance and enhanced communication service revenues are recognized as service is provided to subscribers. Revenues from the sale of promotional and presentation materials to independent sales representatives are recognized at the time of shipment. The portion of the sign-up fee relating to on-going administrative support to independent sales representatives is deferred and recognized over the initial term of the agreement. Marketing service revenues are presented net of estimated refunds on returns of network marketing materials.

TECHNOLOGY SERVICES

Technology service revenue is generated in both the communications and technology services segments.

Revenue from the sale of software licenses is recognized when the product is shipped, a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectability is reasonably assured. Maintenance and support revenues are recognized rateably over the term of the related agreements. When a license of I-Link technology requires continued support or involvement of I-Link, contract revenues are spread over the period of the required support or involvement. Revenues on long-term development projects are recognized under the percentage of completion method of accounting and are based on costs incurred on the project, compared to estimated total costs related to the contract.

LONG-TERM CARE

Revenue from long-term care includes revenue from the Company's nursing and retirement facilities and revenue from operating leases for certain facilities. Revenue from the Company's retirement and nursing facilities is recognized when services are provided or when rent becomes due. Revenue from operating leases is recognized over the term of the lease as it becomes due.

MEDICAL PRODUCTS

Revenue from medical product sales is recognized upon shipment and transfer of title.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears.

Translation of foreign currencies

The consolidated financial statements are expressed in U.S. dollars because a significant portion of the Company's net assets and operations are located or originate in the United States. Monetary assets and liabilities denominated in Canadian dollars are translated at year-end exchange rates. Except in cases of self-sustaining operations, which are described in the following paragraph, non-monetary assets are translated at historic rates of exchange. Revenues and expenses denominated in foreign currencies are translated at average exchange rates during the year, except for depreciation and amortization, which are translated at historic rates. Translation gains and losses are reflected in operations except as described in the following paragraph.

Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders' equity and shown as cumulative unrealized translation adjustments.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturities of three months or less. As at December 31, 2001, cash equivalents consisting of short-term deposits and money market investments amounted to $12,546 (2000 – $45,500).

Short-term investments

Short-term investments are carried at the lower of cost and market value. Unrealized losses in value are charged to operations as a write-down of investments.

Portfolio investments

Portfolio investments are carried at cost. When there has been a decline in value of an investment that is judged to be other than temporary, the decline is included in the determination of earnings.

Significantly influenced corporations

Corporations over which control does not exist but significant influence is exercised are accounted for using the equity method. Investments are written down when there is other than a temporary decline in value.

Goodwill and intangible assets

Intangible assets primarily include communications technology and are recorded at cost. Goodwill represents the excess of the cost of business acquisitions over the fair value of net identifiable assets acquired. On a regular basis, the Company reviews the recoverability and useful lives of goodwill and intangible assets. Whenever events or changes in circumstances indicate the carrying value may not be recoverable, the asset is considered to be impaired if the carrying amount exceeds the future net undiscounted cash flows expected to be generated by the asset. Impairment losses are charged to operations in the period identified. Factors considered in this evaluation include an assessment of historical income trends and future projected cash flows from the operations of businesses acquired, on an undiscounted basis, as well as other market indicators.

Amortization of goodwill and intangible assets is calculated using the straight-line method over the following periods:

Communications technology	5 years
Other intangibles	3 to 15 years
Goodwill	5 to 40 years

Property, plant and equipment

Long-term care facilities are recorded at the lower of cost and estimated net recoverable amount. Depreciation is provided using the sinking fund method, under which an increasing amount, consisting of a fixed annual sum together with interest thereon compounded at a rate of 5% per annum, is charged to operations to fully depreciate the buildings over a 33-year period.

Other property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 7 years and declining balance method at 20% per annum
Leasehold improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset
Communications network equipment	straight-line over 2 to 6 years
Software and information systems	straight-line over 1 to 3 years

Net recoverable amounts for property, plant and equipment are determined based on estimates of future cash flows from use on an undiscounted basis. When the carrying amount exceeds the net recoverable amount, the excess is charged to operations.

Real estate under development

Real estate under development is recorded at cost and reduced for impairment where applicable. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time they are classified as properties held for sale. The cost of properties under development includes qualifying costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including interest on general and specific debt and other direct expenses.

Properties held for sale are carried at the lower of their carrying values or estimated fair values less costs of disposition. Depreciation ceases once properties are classified as held for sale.

Software development costs

Costs incurred in the research, design and development of software for sale are charged to expense until technological feasibility is established, after which, the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable value of the related product. The undiscounted net recoverable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

Research and development costs

Costs incurred on activities that relate to research and development are expensed as incurred unless development costs meet certain criteria for capitalization.

Deferred revenue

Deferred revenue arising from the disposition of certain long-term care leasehold interests in 1994 is being amortized on a straight-line basis over ten years. Deferred revenue related to technology licenses is amortized over the license period.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce future income tax assets when it appears more likely than not that some or all of the future tax asset will not be realized.

Stock-based compensation plans

The Company has stock-based compensation plans that are described in note 17. No compensation expense is recognized for these plans when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company's convertible debentures are presented in these consolidated financial statements in their component parts measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component; such component being reduced by the required interest payments. The difference between the debt component and the face value of the debentures at the date of issuance is classified as equity. The equity component of the debentures, net of the value ascribed to the holders' conversion option, is increased over the term to the full face value by charges to retained earnings (deficit).

The carrying amounts reported on the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and note payable approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 6, 15, and 21. The estimated fair values of short-term investments are based on quoted market values at year-end. Other fair value amounts are based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value. The fair value estimates are based on pertinent information available to management as at the balance sheet date. Such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

The Company evaluates the collectability of its accounts receivable on a periodic basis, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts and economic factors or events expected to affect the Company's future collections.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (CICA) issued Handbook section 1581, "Business Combinations", which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of Handbook section 1581 effective January 1, 2002 will not have an impact on the Company's financial statements.

The CICA issued Handbook section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Handbook section 3062 requires, among other things, the discontinuance of goodwill amortization. In addition, the section includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles. The Company is currently assessing, but has not yet determined the full impact of section 3062 on the Company's consolidated financial statements. However, had the Company not amortized goodwill in 2001, the reported net loss would have been reduced by $1,136 ($0.05 per share).

The CICA issued Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning January 1, 2002. Section 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The section requires retroactive application; however, in the case of stock option awards to employees, will only apply to awards granted after the date of adoption. The Company is currently evaluating the implementation of the new standard.

The CICA issued revised Handbook section 1650 "Foreign Currency Translation" which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. Section 1650 is effective for fiscal years commencing January 1, 2002. The adoption of Handbook section 1650 will not have a significant impact on the Company.

4. CHANGE IN ACCOUNTING POLICY

The Company has adopted the new CICA recommendations for calculating earnings per share, CICA Handbook section 3500, "Earnings per Share", retroactive to January 1, 1999. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of warrants and options and equivalents. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year. The adoption of the new standard had no effect on the earnings per share for the years ended 2001, 2000 and 1999.

5. BUSINESS ACQUISITIONS

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (Nexbell), a packet telephony network company, for cash consideration of $1,540. The acquisition was accounted for by the purchase method with the results of operations included in the consolidated financial statements since the acquisition date. The cost of the Company's acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was being amortized over a period of five years.

During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment of $8,040 as a consequence of projected losses associated with Nexbell's prime product and the decision to adopt a plan to discontinue this product.

I-Link Incorporated

On March 1, 2001, the Company acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The acquisition was accounted for using the purchase method and the cost was allocated on the basis of the fair market value of the assets acquired of $17,347 and the liabilities assumed of $22,582. These valuations included $10,348 of communications technology acquired, which is being amortized over a period of five years.

On April 17, 2001, as a result of a merger between I-Link and Nexbell, the Company's interest in Nexbell was exchanged for an additional 5.3% interest in I-Link, resulting in an overall interest in I-Link of 70.5% as at that date.

On September 6, 2001, all outstanding shares of I-Link's Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, I-Link issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company's interest to 68.1% as at that date. The Company's interest in I-Link was further reduced to 60.2% on October 31, 2001.

WorldxChange Corp.

On June 4, 2001, I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of $13,000. The acquisition was accounted for by the purchase method with the results of operations included in the consolidated financial statements since the acquisition date. The cost of the acquisition was allocated on the basis of the fair market value of the assets acquired of $16,967 and the liabilities assumed of $3,286. I-Link also incurred $681 of transaction costs related to the purchase.

Pro forma financial information

The following unaudited pro forma information gives effect to the acquisitions of Nexbell, I-Link and WorldxChange as if they had occurred at the beginning of the respective years:

	2001 $	2000 $
Revenue		
As reported	**110,333**	37,607
Pro forma	**155,570**	174,099
Loss from continuing operations		
As reported	**(65,016)**	(11,378)
Pro forma	**(108,467)**	(121,844)
Net loss		
As reported	**(62,213)**	(45,433)
Pro forma	**(104,571)**	(155,899)
Net loss per share – basic		
As reported	**(2.84)**	(1.95)
Pro forma	**(4.68)**	(6.40)
Net loss per share – diluted		
As reported	**(2.84)**	(1.95)
Pro forma	**(4.68)**	(6.40)

6. SHORT-TERM INVESTMENTS

Summarized below is selected financial information relating to short-term investments as at December 31:

	Number of shares		Carrying amount	
	2001	2000 (in thousands)	**2001** **$**	2000 $
AmerisourceBergen	**515**	1,568	**7,683**	23,383
Other	–	–	**1,249**	447
			8,932	23,830

On August 29, 2001, AmeriSource Health Corporation and Bergen Brunswig Corporation (Bergen) merged to form AmerisourceBergen Corporation (AmerisourceBergen). Each Bergen share was exchanged for 0.37 of a share of AmerisourceBergen.

During the year ended December 31, 2001, the Company sold 2,846,390 shares of Bergen (the equivalent of 1,053,164 shares of AmerisourceBergen) for net proceeds of $58,278, resulting in a gain on disposition of $42,578.

During the year ended December 31, 2000, the Company sold 3,593,000 shares of Bergen (the equivalent of 1,329,410 shares of AmerisourceBergen) for net proceeds of $46,833, resulting in a gain on disposition of $27,014. During the year ended December 31, 2000, the Company wrote down its investment in Bergen, resulting in a charge of $21,888 (1999 – $142,084).

As at December 31, 2001, the market value of the Company's investment in AmerisourceBergen is $32,755 or the equivalent of $63.55 per share (2000 – $67,110 or the equivalent of $42.78 per share).

In 2002, the Company has completed the disposition of all remaining shares in AmerisourceBergen for a gain of $26,573.

As at December 31, 2001, the market value of the Company's other short-term investments is $1,826 (2000 – $787).

7. OTHER ASSETS

	2001	2000
	$	$
Mortgages and other advances	**9,221**	12,224
Portfolio investments	**3,219**	6,424
Real estate under development	**2,433**	–
Prepaid expenses	**2,117**	792
Software development costs	**1,555**	–
Deposits	**1,268**	93
Other	**3,061**	3,622
	22,874	23,155
Less: Current portion	**7,022**	4,071
	15,852	19,084

The current portion of other assets comprises current amounts for mortgages and other advances, prepaid expenses, software development costs and other.

Included in mortgages and other advances are non-interest bearing loans of $5,680 (2000 – $2,595) due from employees for the purchase of 2,921,761 (2000 – 1,242,000) shares of the Company having a market value of $5,055 as at December 31, 2001 (2000 – $2,071). These loans have various maturity dates ranging from June 28, 2002 to December 20, 2011 and are collateralized by the shares purchased.

Also included in mortgages and other advances is a loan receivable from Impower Inc. (note 10), which was written down from $5,750 to $525 in 2001 to reflect the net realizable value of the loan amount.

8. PROPERTY, PLANT AND EQUIPMENT

			2001
	Cost	**Accumulated depreciation**	**Net**
	$	**$**	**$**
Land	1,744	–	1,744
Long-term care facilities	22,892	5,376	17,516
Building	632	23	609
Communications network equipment	21,002	3,863	17,139
Furniture, fixtures and office equipment	6,601	2,394	4,207
Leasehold improvements	479	166	313
Long-term care equipment	3,144	3,125	19
Software and information systems	2,020	561	1,459
	58,514	15,508	43,006

	2000		
	Cost $	Accumulated depreciation $	Net $
Land	2,226	–	2,226
Long-term care facilities	28,439	6,948	21,491
Furniture, fixtures and office equipment	2,120	621	1,499
Leasehold improvements	422	146	276
Long-term care equipment	4,341	4,228	113
Software and information systems	122	52	70
	37,670	11,995	25,675

The depreciation expense for 2001 was $7,445 (2000 – $1,092; 1999 – $1,000).

Included in communications network equipment is $10,138 in assets under capital leases as at December 31, 2001. Accumulated depreciation on these leased assets was $1,675 as at December 31, 2001.

Long-term care facilities and long-term care equipment are leased to third parties under operating leases expiring in 2004. Rental income received in respect of these leases was $1,778 in 2001 (2000 – $2,039; 1999 – $2,025).

9. GOODWILL AND INTANGIBLE ASSETS

	2001		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Communications technology	13,124	3,425	9,699
Other intangibles	314	44	270
Goodwill	7,668	2,016	5,652
	21,106	5,485	15,621

	2000		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Goodwill	3,620	865	2,755

The amortization expense for 2001 was $6,158 (2000 – $308; 1999 – $300).

10. INVESTMENT IN SIGNIFICANTLY INFLUENCED CORPORATIONS

	Carrying amount		Equity in losses		
	2001	2000	**2001**	2000	1999
	$	$	**$**	$	$
Impower, Inc. (I)	**–**	10,340	**(3,303)**	(4,504)	(265)
Proscape Technologies, Inc. (II)	**–**	3,071	**(367)**	(2,114)	–
IBT Technologies, Inc. (III)	**–**	2,372	**(1,912)**	(1,856)	–
Core Communications Corporation (IV)	**–**	–	**–**	(1,073)	–
	–	15,783	**(5,582)**	(9,547)	(265)

Equity in losses includes amortization of $1,555 in goodwill attributable to the Company's acquisition of significantly influenced corporations (2000 – $2,965; 1999 – $294).

I) IMPOWER, INC. (IMPOWER)

Impower provides transaction-based Internet direct marketing and electronic database management products and services. On October 22, 1999, the Company acquired a 25.2% interest in Impower for cash consideration of $10,000. The cost of the acquisition was allocated on the basis of the fair market value of assets acquired of $2,893 and liabilities assumed of $445, resulting in $7,552 of goodwill, which was being amortized over a period of five years.

On June 22, 2000, the Company increased its interest in Impower from 25.2% to 33.6% for cash consideration of $5,109. The cost of the acquisition was allocated on the basis of the fair market value of assets acquired of $3,057 and liabilities assumed of $745, resulting in $2,797 of additional goodwill, which was being amortized over a period of five years.

On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the United States bankruptcy legislation to seek protection from its creditors. The Company has determined that its investment is impaired, and has written off its equity investment in Impower in its entirety.

II) PROSCAPE TECHNOLOGIES, INC. (PROSCAPE)

Proscape develops, markets and supports marketing and sales information systems for middle and Fortune 1000 companies. On January 20, 2000, the Company acquired a 31.5% interest in Proscape for cash consideration of $4,001. On October 24, 2000, Proscape successfully completed a private placement involving the Company and third party investors. Pursuant to this private placement, the Company acquired a further 4.5% interest for cash consideration of $1,140 resulting in a 36% interest as at December 31, 2000. Proscape stock issuances pursuant to this third party participation resulted in a dilution gain of $44. The cost of these acquisitions was allocated on the basis of the fair market value of the assets acquired of $2,672 and the liabilities assumed of $1,098. These valuations gave rise to $3,567 of goodwill, which is being amortized over a period of five years.

On February 17, 2001, the Company increased its ownership in Proscape from 36.0% to 56.5% for cash consideration of $2,859. As a result, the Company acquired control and has consolidated Proscape's operations from February 17, 2001. In 2001, the operations have been accounted for on the equity basis until February 16, 2001. The cost of the Company's acquisition was allocated on the basis of the fair market value of the assets acquired of $4,665 and the liabilities assumed of $2,854. These valuations gave rise to $1,048 of goodwill, which is being amortized over a period of five years.

III) IBT TECHNOLOGIES, INC. (IBT)

IBT is an application service provider that develops, deploys and supports media-rich, e-learning products and services delivered over the Internet for business training and post-secondary educational applications. On March 27, 2000, the Company acquired a 26.7% interest in IBT for cash consideration of $4,000. On August 15, 2000, a further 1.0% interest was acquired for cash consideration of $222 resulting in a 27.7% interest as at December 31, 2000. The cost of these acquisitions was allocated on the basis of the fair market value of the assets acquired of $1,745 and the liabilities assumed of $151. These valuations gave rise to $2,628 of goodwill, which was being amortized over a period of five years.

On May 31, 2001, the Company acquired a further interest in IBT for cash consideration of $1,817 resulting in a 46.9% interest as at June 30, 2001. The cost of the Company's acquisition was allocated on the basis of fair market value of the assets acquired of $1,624 and the liabilities assumed of $325. These valuations gave rise to $518 of additional goodwill, which was being amortized over a period of five years.

On September 6, 2001, the Company acquired a further interest in IBT for cash consideration of $684 resulting in a 49.5% interest as at September 30, 2001. The cost of the Company's acquisition was allocated on the basis of fair market value of the assets acquired of $1,212 and the liabilities assumed of $562. These valuations gave rise to $34 of additional goodwill.

In December 2001, IBT made a voluntary filing under Chapter 7 of the United States bankruptcy legislation. The Company has determined that its investment is impaired, and has written off its total equity investment in IBT.

IV) CORE COMMUNICATIONS CORPORATION (CORE)

On December 29, 2000, Core successfully completed an equity financing in which the Company did not participate. The stock issuances pursuant to this equity financing resulted in a dilution gain of $322. As a result, the Company's interest in Core was diluted to 12.9% and, consequently, its investment in Core has been classified as a portfolio investment as it no longer exercises significant influence over the business activities of Core.

11. ACCRUED LIABILITIES

	2001	2000
	$	$
Accrued payroll and payroll related expenses	**3,629**	2,697
Communications network accrued liabilities	**6,486**	-
Litigation settlement and related accruals	**3,494**	1,053
Accrued legal fees	**1,504**	-
Accrued interest	**318**	149
Sales and other taxes payable	**726**	-
Other accrued liabilities	**10,355**	4,858
	26,512	8,757

12. NOTE PAYABLE

	2001 $	2000 $
Note payable	–	40,000
Less: Current portion	–	13,333
Long-term portion	–	26,667

On December 15, 1998, a vendor note in the amount of $40,000 was assumed as part of the consideration for the acquisition of all rights to certain pharmaceutical products by a subsidiary which has since been discontinued, FARO Pharmaceuticals Inc. (FARO) (note 20). The note was payable in equal principal quarterly instalments of $3,333 commencing March 15, 2001 and bore interest at a rate of 2.0% above the posted 90-day LIBOR as of the first day of each quarter. The Company repaid the balance of its obligation under the note on November 1, 2001.

13. MORTGAGES AND LOANS PAYABLE

	2001 $	2000 $
Mortgages, bearing interest at rates from 7.9% to 9.8%, maturing at various dates through 2012	**14,291**	19,724
Revolving credit facility, interest at prime plus 1.75% (6.50% as at December 31, 2001), with balance being paid daily based on collections on accounts receivable of WorldxChange	**6,997**	–
Demand loan, Winter Harbor LLC	**1,999**	–
Notes payable to service providers and other long-term debt, interest at rates from 7.0% to 10.0%, maturing at various dates through 2006	**1,911**	302
	25,198	20,026
Less: Current portion	**10,508**	251
	14,690	19,775

In December 2001, WorldxChange entered into a three-year loan and security agreement consisting of an accounts receivable based revolving credit facility. The facility allows WorldxChange to borrow up to a maximum of $20,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable. The balance outstanding is reduced by the application of payments received on collection of accounts receivable. The facility had an outstanding balance of $6,997 as at December 31, 2001. Outstanding balances under the loan are collateralized by substantially all the assets of WorldxChange. Additionally, the loan contains certain financial covenants related to WorldxChange for fiscal 2002 and 2003.

As of September 30, 2001, I-Link was in default on an equipment lease. This lease was secured by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of I-Link. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. As of December 31, 2001, the Company carries the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, I-Link received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 4%) since October 11, 2001. I-Link is evaluating Winter Harbor LLC's demand in light of the various agreements entered into among I-Link, Counsel Communications LLC and Winter Harbor LLC.

The Company's long-term care facilities and certain other assets have been provided as collateral for mortgages and loans payable.

Mortgages and loans payable are repayable as follows:

	$
2002	10,508
2003	2,151
2004	371
2005	6,710
2006	4,928
Thereafter	530
	25,198

Approximately 54% (2000 – 63%) of the mortgages and loans payable are repayable in Canadian dollars.

14. CAPITAL LEASES

Future minimum payments required under capital leases consist of the following as at December 31:

	$
2002	3,869
2003	3,036
2004	2,984
2005	1,470
	11,359
Less: Amount representing interest	1,339
Present value of net minimum lease payments	10,020
Less: Current portion	3,034
Long-term obligations under capital leases	6,986

15. CONVERTIBLE DEBENTURES PAYABLE

	2001	2000
	$	$
Liability component of debentures payable	**4,801**	7,741

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003.

Prior to November 1, 2001, the Company had the right to redeem the debentures at par, plus accrued interest, but only if the weighted average price at which the common shares of the Company traded during the 20 consecutive trading days immediately prior to the redemption date was at least 115% of the conversion price if the notice to redeem was given before November 1, 2001. The Company did not redeem any debentures as a result of the redemption clause. The Company may redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest.

The Company may elect to satisfy its obligation to pay principal upon redemption or at maturity by the issuance of its own common shares to the holders of the debentures. The number of shares to be issued is obtained by dividing the face amount of the debentures by 95% of the weighted average trading price of the common shares for the 20 consecutive trading days, ending on the fifth trading day prior to the date of notice of such election.

The debentures are convertible into common shares of the Company at the option of the holder at any time prior to the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption at a conversion price of $11.47 per share.

As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company's option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures have both liability and equity components. At issuance on October 31, 1996, these components were as follows:

	$
Financial liability component – present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component – present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280
Face amount	50,000

During 2001, pursuant to normal course issuer bids, the Company purchased for cancellation $5,740 (2000 – $1,499) of debentures for cash consideration of $3,180 (2000 – $877) of which $720 reduced the liability component of the debentures payable (2000 – $231). The fair value of the debentures as at December 31, 2001 was $23,519 (2000 – $26,676). As a result of the cancellation of purchased convertible debentures, the outstanding face amout as at December 31, 2001 was $42,761 (2000 – $48,501).

16. CAPITAL STOCK

The authorized capital stock consists of an unlimited number of common and preferred shares.

During 2001, pursuant to normal course issuer bids, the Company acquired 1,444,000 (2000 – 1,688,000; 1999 – 2,188,000) common shares for cancellation.

17. STOCK-BASED COMPENSATION PLANS

Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 common shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company for up to 4,200,000 common shares. Under both plans, the exercise price of each option equals the market price of the Company's common shares on the date of grant. Unless otherwise provided, the maximum term of the grant is six years from the date of initial vesting of any portion of the grant and options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company.

A summary of the status of the Company's stock option plans and changes during the years are presented below:

	2001		2000		1999	
	Number of shares *(in thousands)*	**Weighted average exercise price CDN$**	**Number of shares** *(in thousands)*	**Weighted average exercise price CDN$**	**Number of shares** *(in thousands)*	**Weighted average exercise price CDN$**
Outstanding – beginning of year	**3,192**	**13.04**	3,570	14.11	3,119	14.76
Granted	**1,045**	**3.20**	564	6.63	477	10.17
Exercised	**–**	**–**	(92)	2.30	(20)	2.40
Forfeited	**(1,056)**	**12.38**	(850)	14.46	(6)	17.53
Outstanding – end of year	**3,181**	**10.03**	3,192	13.04	3,570	14.11
Options exercisable – end of year	**1,922**	**13.80**	2,173	13.91	2,961	14.74

The following table summarizes the stock options outstanding and exercisable as at December 31, 2001:

	Options outstanding			**Options exercisable**	
Range of exercise prices CDN$	**Number outstanding** *(in thousands)*	**Weighted average remaining contractual life (years)**	**Weighted average exercise price CDN$**	**Number exercisable** *(in thousands)*	**Weighted average exercise price CDN$**
2.40 to 5.70	1,268	5.53	3.49	160	5.28
7.65 to 10.40	312	2.61	9.89	206	9.70
12.40 to 15.20	983	1.01	13.68	973	13.69
16.40 to 18.00	618	1.20	17.71	583	17.76
2.40 to 18.00	3,181	3.00	10.03	1,922	13.80

In addition to the Company's stock option plans, the Company's subsidiary, I-Link, has a number of stock option and appreciation rights plans for directors, employees and consultants of I-Link. The plans have vesting period of up to three years and require that awards must be exercised within periods ranging from six months to ten years. The exercise price of each option equals the market price of I-Link's common shares on the date of grant.

A summary of the status of I-Link's stock option plans and warrants and changes since acquisition is presented below:

	2001	
	Number of shares (in thousands)	Weighted average exercise price US$
Outstanding at March 1, 2001	14,938	4.22
Granted	15,340	0.60
Exercised	–	–
Expired	(1,626)	3.43
Forfeited	(619)	4.75
Outstanding – end of year	28,033	2.27
Options and warrants exercisable – end of year	27,090	2.21

The following table summarizes information about I-Link's fixed stock options and warrants outstanding at December 31, 2001:

Range of exercise prices US$	Number outstanding (in thousands)	Weighted average remaining life (years)	Weighted average exercise price US$	Number exercisable (in thousands)	Weighted average exercise price US$
0.27 to 1.00	15,381	1.61	0.60	15,177	0.60
1.13 to 3.00	3,010	8.82	2.60	2,811	2.59
3.06 to 4.94	6,375	5.37	3.84	6,227	3.84
5.06 to 13.88	3,267	5.39	6.75	2,875	6.78
	28,033	2.13	2.27	27,090	2.21

In June 2001, the Company received 15,000 warrants to purchase common shares of I-Link at $0.60 per share. The grant of the warrants was associated with the acquisition of WorldxChange by I-Link (note 5).

18. INTEREST EXPENSE

	2001 $	2000 $	1999 $
Interest on long-term debt	**1,650**	2,360	2,627
Interest on obligations under capital lease	**448**	–	–
Other interest	**2,236**	220	231
	4,334	2,580	2,858

19. INCOME TAXES

The Company's income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	2001	2000	1999
	$	$	$
Loss before income taxes, non-controlling interest and discontinued operations	**(45,651)**	(11,384)	(150,871)
Income tax recovery, based on a statutory income tax rate of 41.74% (2000 – 43.95%; 1999 – 44.62%)	**(19,055)**	(5,003)	(67,319)
Increase (decrease) in income taxes resulting from:			
Change in valuation allowance	**21,060**	5,032	1,225
Effect of change in substantively enacted income tax rates	**5,932**	126	–
Non-taxable transactions	**5,242**	(486)	1,185
Non-deductable goodwill	**4,264**	–	–
Utilization of losses carried-forward	**–**	–	(3,851)
Lower effective tax rate of foreign subsidiaries	**1,291**	377	13,427
Large corporations tax provision (recovery) and other taxes	**64**	(52)	89
Other	**2,193**	–	–
Actual income tax provision (recovery)	**20,991**	(6)	(55,244)
Represented by			
Current income tax provision (recovery)	**683**	(1,521)	883
Utilization of losses carried-forward	**–**	–	(3,851)
Future income tax provision (recovery)	**20,244**	1,567	(52,365)
Large corporations tax provision (recovery)	**64**	(52)	89
	20,991	(6)	(55,244)

An analysis of loss before income taxes, non-controlling interest and discontinued operations by country is as follows:

	2001	2000	1999
	$	$	$
Canada	**(17,267)**	3,136	(6,453)
United States	**(28,384)**	(14,520)	(144,418)
	(45,651)	(11,384)	(150,871)

The Company's income tax provision (recovery) by country is as follows:

	2001	2000	1999
	$	$	$
Canada			
Current provision (recovery)	**740**	(52)	108
Future provision (recovery)	**3,389**	1,116	(3,900)
	4,129	1,064	(3,792)
United States			
Current provision (recovery)	**7**	(1,521)	(2,987)
Future provision (recovery)	**16,855**	451	(48,645)
	16,862	(1,070)	(51,452)
Total			
Current provision (recovery)	**747**	(1,573)	(2,879)
Future provision (recovery)	**20,244**	1,567	(52,365)
	20,991	(6)	(55,244)

The composition of the Company's net future income tax assets and liabilities as at December 31 is as follows:

	2001	2000
	$	$
Current future income tax asset		
Deferred revenue	**146**	247
Accrued charges currently not deductible for income taxes	**884**	(193)
Other	**–**	853
Valuation allowance	**(60)**	(122)
Net current future income tax asset	**970**	785
Long-term future income tax asset		
Deferred revenue	**936**	478
Basis differences of investments	**–**	1,973
Cost recognition	**1,311**	323
Acquired intangible assets	**3,503**	–
Amortization of deferred compensation	**1,933**	–
Other	**450**	–
Net losses available for carry-forward	**30,570**	7,899
Valuation allowance	**(38,180)**	(7,406)
	523	3,267
Long-term future tax liability		
Basis differences of investments	**(19,690)**	–
Basis differences of property, plant and equipment	**(1,066)**	(1,372)
Other	**(3,049)**	–
Net long-term future income tax asset (liability)	**(23,282)**	1,895

The Company has non-capital losses for carry-forward aggregating approximately $72,000 that are available for the reduction of future years' United States taxable income expiring within one to twenty years. In addition, the Company and its subsidiaries have capital losses aggregating approximately $14,000 available for application against future capital gains indefinitely.

20. DISCONTINUED OPERATIONS

The composition of earnings (loss) from discontinued operations for the years ended December 31 is as follows:

	2001	2000	1999
	$	$	$
Discontinued pharmaceutical products operations (i)	**4,519**	(32,419)	6,097
Discontinued pharmacy services operations (ii)	**(1,716)**	(1,035)	150,594
Discontinued home health care operations (iii)	**–**	(601)	(14,529)
	2,803	(34,055)	142,162

A summary of the carrying value of the assets and liabilities of discontinued operations as at December 31 is as follows:

	2001	2000
	$	$
Assets		
Cash	**423**	5,127
Accounts receivable	**–**	4,147
Inventory	**–**	5,440
Pharmaceutical products	**–**	62,525
Receivable from purchaser, net	**4,460**	–
	4,883	77,239
Liabilities		
Accounts payable and accrued liabilities	**1,841**	4,997
Bank indebtedness	**–**	25,000
Non-controlling interest	**554**	10,731
	2,395	40,728

I) DISCONTINUED PHARMACEUTICAL PRODUCTS OPERATIONS

Effective May 23, 2000, the Company adopted a plan to dispose of the pharmaceutical products business of FARO through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment.

During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487.

Summarized below is selected financial information for the discontinued pharmaceutical products operations for the years ended December 31 as follows:

	2001	2000	1999
	$	$	$
Revenues	–	11,223	33,541
Earnings (loss) before income taxes	–	(246)	7,914
Income taxes	–	12	1,233
Non-controlling interest	–	(197)	584
Earnings (loss) from operations to measurement date	–	(61)	6,097
Gain (loss) subsequent to measurement date after income taxes of $4,487 (2000 – $18,958 of income taxes recovered)	**4,519**	(32,358)	–
Earnings (loss) from discontinued operations	**4,519**	(32,419)	6,097

The results of discontinued operations both before and after the measurement date include an allocation of interest expense relating to general corporate debt attributable to the discontinued operation.

II) DISCONTINUED PHARMACY SERVICES OPERATIONS

Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander Drug Company, Inc. (Stadtlander). The Company sold Stadtlander to Bergen in January 1999. In October 1999, Bergen filed suit against the Company seeking damages for alleged misrepresentation with respect to the sale of Stadtlander. On April 29, 2002, the Company consummated a settlement of the litigation with Bergen, whereby the Company and Bergen released each other from all past and potential claims arising from the sale of Stadtlander. The cost of the settlement to the Company, inclusive of legal fees and disbursements, and after taking into account insurance proceeds, is estimated to be $1,716 net of future income tax recoveries of $884 and comprises the loss from discontinued pharmacy services operations for the year ended December 31, 2001.

Summarized below is selected financial information for discontinued pharmacy service operations for the years ended December 31 as follows:

	2001	2000	1999
	$	$	$
Revenues	–	–	–
Earnings before income taxes	–	–	–
Income taxes	–	–	–
Earnings from operations to measurement date	–	–	–
Earnings (loss) subsequent to measurement date	**(1,716)**	(1,035)	150,594
Earnings (loss) from discontinued operations	**(1,716)**	(1,035)	150,594

Results of discontinued operations both before and after measurement date include an allocation of interest expense relating to general corporate debt attributable to the discontinued operation.

III) DISCONTINUED HOME HEALTH CARE OPERATIONS

Effective November 6, 1998, the Company adopted a plan to dispose of its home care operations through the disposition of its interest in American Home Patient (AHOM). Accordingly, the Company adjusted the carrying value of its investment in AHOM to reflect both the estimated future operating losses and estimated net realizable value of its investment. During 1999, the market value of the Company's interest in AHOM declined from its December 31, 1998 level. As a result, management determined that a sale of the Company's interest in AHOM did not offer an optimal return to the Company's shareholders and, as an alternative, the Company sought and received regulatory approval to distribute the shares as a dividend in-kind. At December 31, 1999, the Company adjusted the carrying value of its investment in AHOM to $0.60 per share, resulting in an estimated after-tax loss of $14,529. The market value at the time the dividend was paid declined to $0.45 per share and a further after-tax loss of $601 was recorded in 2000.

Summarized below is selected financial information for discontinued home health care operations for the years ended December 31 as follows:

	2001	2000	1999
	$	$	$
Revenues	**–**	–	–
Loss before income taxes	**–**	–	–
Income tax recoveries	**–**	–	–
Loss from operations to measurement date	**–**	–	–
Loss subsequent to measurement date	**–**	(601)	(14,529)
Loss from discontinued operations	**–**	(601)	(14,529)

Results of discontinued operations both before and after measurement date include an allocation of interest expense relating to corporate debt attributable to the discontinued operation.

21. FINANCIAL INSTRUMENTS

Fair value

In addition to the Company's short-term investments (note 6) and convertible debentures (note 15), financial instruments that have fair values that differ from their carrying values are as follows:

	2001		2000	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
	$	**$**	**$**	**$**
Mortgages and other advances	**9,221**	**7,377**	12,224	11,187
Portfolio investments	**3,219**	**3,022**	6,424	6,339
Mortgages and loans payable	**25,198**	**24,513**	20,026	20,422

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $34,176. One of these mortgages, amounting to $25,844, is payable by a limited partnership in which the Company has a 50% equity interest. The Company's investment in this limited partnership has a carrying value of $nil. Long-term care facilities of this limited partnership, which are leased to the Company, are pledged as collateral. The Company's guarantee for this mortgage expires in 2004. In addition, the Company has provided a guarantee of $8,332 for another mortgage of another limited partnership, in which the Company has no equity interest, which expires in 2015.

Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, mortgages and other advances. Cash and cash equivalents are on deposit at major financial institutions. The Company's retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company's wholesale communications customers are primarily based in Utah, U.S.A. with its largest customer accounting for approximately 18% of total communications revenue. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising mainly from fluctuations in interest rates on its revolving credit facility.

Foreign exchange risk

Foreign exchange risk arises due to fluctuations in foreign currency rates. The Company is exposed to changes in its Canadian dollar denominated mortgages and loans payable.

22. LEASE COMMITMENTS

The Company has entered into operating leases for long-term care facilities, office premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

	$
2002	5,787
2003	5,020
2004	3,862
2005	775
2006	1,164
Thereafter	735
	17,343

Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements include minimum usage commitments with termination penalties up to 100% of the remaining commitment.

Minimum usage commitments are as follows:

	$
2002	4,800
2003	3,100
2004	800

23. CONTINGENT LIABILITIES

On January 18, 2001, the Company's subsidiary, I-Link filed action against Red Cube, International AG and Red Cube, Inc. (Red Cube) in federal court in Utah seeking damages against Red Cube, for an alleged default on an agreement to provide approximately $60,000 in equity funding to I-Link, and instituting a scheme to drive I-Link out of business and obtain control of I-Link's proprietary technology, communications network, key employees and customers. I-Link obtained a temporary restraining order against Red Cube preventing Red Cube from interfering with I-Link's employees, vendors and customers. Red Cube subsequently filed a motion to dismiss the action and compel arbitration based upon a mandatory arbitration provision in the May 2000 Co-operation and Framework Agreement by and between Red Cube and I-Link. The court found that I-Link's claims were "related to" the Co-operation and Framework Agreement and granted Red Cube's motion to dismiss for lack of subject matter jurisdiction. The dismissal resulted in this issue being submitted for AAA arbitration pursuant to the Co-operation and Framework Agreement.

On January 24, 2001, Red Cube delivered a written demand for arbitration and commenced an arbitration proceeding in New York alleging that I-Link breached the Co-operation and Framework Agreement by (i) threatening a shut-down of I-Link's IP communications network, (ii) the resignation of Dror Nahumi as an employee of I-Link, which Red Cube claims will cause I-Link to breach its undertaking to provide the consulting services of John Edwards, Dror Nahumi and Alex Radulovic in the event I-Link is unable to perform under the agreement and Red Cube is required to assume primary operation and maintenance of its own IP communications network based upon I-Link's technology, and (iii) I-Link's alleged failure to update the escrowed copy of its source code to the current version of the source code employed to maintain the IP communications network. I-Link denied these allegations. I-Link filed a counterclaim against Red Cube and filed a third-party claim against Red Cube, seeking (compensatory and/or punitive) damages for Red Cube's default under a subsequent agreement to provide approximately $60,000 in equity funding to I-Link, and engaging in a scheme to drive I-Link out of business and obtain control of I-Link's proprietary technology, telecommunications network, key employees and customers. An evidentiary arbitration hearing is currently scheduled to begin in July 2002.

24. SEGMENTED INFORMATION

The Company makes operating decisions and evaluates performance according to the following reportable segments:

- communication services, through the Company's acquisition in 2001 of I-Link, which develops and markets enhanced communications products and services utilizing its own private intranet and both owned and leased network switching and transmission facilities in the U.S.;

- effective June 4, 2001, with the acquisition of WorldxChange, dial-around long distance telecommunications services to commercial and residential customers in the U.S.;
- long-term care, being the ownership and leasing of long-term care facilities and operations in the United States and Canada. These operations consist of (a) the Company's ownership of certain retirement homes in Canada and nursing homes in the U.S. that are leased to third party operators; and, (b) the Company being a lessee of certain nursing homes in Canada, the revenues and expenses of which are consolidated by the Company;
- technology services and software, being the provision of Internet marketing services, sales information systems and electronic learning products and services, all in the U.S.; and
- sales of medical products in the U.S.

Each segment operates at a strategic business unit with separate operating management.

Year ended December 31, 2001

	Communi-cations $	Dial-around $	Long-term care $	Technology services $	Medical products $	Corporate $	Total $
Revenues	21,533	50,289	31,605	798	3,642	2,466	110,333
Cost of revenues	23,052	35,544	–	920	2,784	–	62,300
Depreciation and amortization	8,419	2,286	782	1,325	569	222	13,603
Other operating expenses	16,615	23,569	31,337	5,291	5,470	6,425	88,707
Operating loss	(26,553)	(11,110)	(514)	(6,738)	(5,181)	(4,181)	(54,277)
Gain on sale of short-term investments	–	–	–	–	–	42,760	42,760
Earnings (loss) before undernoted expenses	(26,553)	(11,110)	(514)	(6,738)	(5,181)	38,579	(11,517)
Equity in losses of significantly influenced corporations	–	–	–	(5,582)	–	–	(5,582)
Other gains	1,682	–	3,432	–	–	–	5,114
Write-down of goodwill	(8,040)	–	–	–	–	–	(8,040)
Write-down of investments	–	–	–	–	–	(21,292)	(21,292)
Interest income (expense)	637	(1,648)	(1,708)	(60)	(40)	(1,515)	(4,334)
Earnings (loss) before income taxes	(32,274)	(12,758)	1,210	(12,380)	(5,221)	15,772	(45,651)
Income tax provision	182	–	1,186	2,445	–	17,178	20,991
Segment earnings (loss)	(32,456)	(12,758)	24	(14,825)	(5,221)	(1,406)	(66,642)
Segment assets	23,909	32,206	23,112	6,157	4,795	48,808	138,987
Capital expenditures	1,080	774	–	–	–	46	1,900
Other significant non-cash items							
Amortization of deferred revenue	(3,197)	–	(694)	–	–	–	(3,891)
Future income taxes	–	–	58	2,445	–	17,741	20,244
Accretion of liability component of debentures payable	–	–	–	–	–	528	528

- Corporate revenues include interest income of $1,893.
- Segment earnings and assets exclude discontinued operations.
- Inter-segment transactions including interest income and interest expense are eliminated.

Year ended December 31, 2000

	Long-term care $	Technology services $	Medical products $	Corporate $	Total $
Revenues	32,045	–	2,924	2,638	37,607
Cost of revenues	–	–	2,306	–	2,306
Depreciation and amortization	813	–	273	314	1,400
Other operating expenses	31,289	–	4,056	4,602	39,947
Operating loss	(57)	–	(3,711)	(2,278)	(6,046)
Gain on sale of short-term investments	–	–	–	31,949	31,949
Earnings (loss) before undernoted expenses	(57)	–	(3,711)	29,671	25,903
Equity in losses of significantly influenced corporations	–	(9,547)	–	–	(9,547)
Other gains	–	–	–	302	302
Write-down of investments	–	–	–	(25,462)	(25,462)
Interest expense	(1,993)	–	(18)	(569)	(2,580)
Earnings (loss) before income taxes	(2,050)	(9,547)	(3,729)	3,942	(11,384)
Income tax provision (recovery)	(628)	(2,011)	–	2,633	(6)
Segment earnings (loss)	(1,422)	(7,536)	(3,729)	1,309	(11,378)
Segment assets	25,693	15,783	3,637	106,511	151,624
Capital expenditures	–	–	–	73	73
Other significant non-cash items					
Amortization of deferred revenue	(735)	–	–	–	(735)
Future income taxes	50	(2,011)	–	3,528	1,567
Accretion of liability component of debentures	–	–	–	732	732

- Corporate revenues include interest income of $2,336.
- Segment assets exclude assets of discontinued operations.

	Year ended December 31, 1999				
	Long-term care $	**Technology services $**	**Medical products $**	**Corporate $**	**Total $**
Revenues	31,275	–	3,091	5,711	40,077
Cost of revenues	–	–	1,834	–	1,834
Depreciation and amortization	782	–	332	186	1,300
Other operating expenses	30,594	–	3,700	3,433	37,727
Operating income (loss)	(101)	–	(2,775)	2,092	(784)
Equity in losses of significantly influenced corporation	–	(265)	–	–	(265)
Other gains	–	–	–	1,492	1,492
Write-down of investments	–	–	(3,898)	(144,558)	(148,456)
Interest expense	(1,990)	–	(182)	(686)	(2,858)
Loss before income taxes	(2,091)	(265)	(6,855)	(141,660)	(150,871)
Income taxes recovered	(836)	(81)	(2,399)	(51,928)	(55,244)
Segment loss	(1,255)	(184)	(4,456)	(89,732)	(95,627)
Segment assets	26,365	9,735	4,056	111,417	151,573
Capital expenditures	–	–	–	83	83
Other significant non-cash items					
Amortization of deferred revenue	(1,057)	–	–	–	(1,057)
Future income taxes	(446)	–	–	(51,919)	(52,365)
Accretion of liability component of debentures	–	–	–	904	904

- Corporate earnings include interest income of $5,711.
- Segment assets exclude assets of discontinued operations.

Geographical information is as follows:

	2001 $	2000 $	1999 $
Revenues from external customers (1)			
United States	**79,790**	6,913	11,645
Canada	**30,543**	30,694	28,432
	110,333	37,607	40,077
Property, plant and equipment, goodwill and intangible assets			
United States	**40,461**	9,865	10,565
Canada	**18,166**	18,565	18,927
	58,627	28,430	29,492

(1) Revenues are attributed to countries based on the location of external customers.

25. CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

	Year ended December 31		
	2001	2000	1999
	$	$	$
Changes in non-cash working capital related to operations			
Decrease (increase) in accounts receivable	**(3,213)**	(830)	814
Decrease (increase) in income taxes recoverable	**442**	1,020	(1,098)
Decrease (increase) in other assets	**(3,710)**	(1,061)	4,926
Increase (decrease) in accounts payable and accrued liabilities	**4,508**	(4,620)	7,036
	(1,973)	(5,491)	11,678
Gains on asset dispositions and debt retirement			
Gain on sale of short-term investments and portfolio investments	**(42,760)**	(31,949)	–
Gain on sale of property, plant and equipment	**(3,373)**	–	–
Gain on sale of subsidiary	**(589)**	–	–
Gain on sale of other assets	**(59)**	–	(1,492)
Gain on retirement of debt	**(1,093)**	(302)	–
	(47,874)	(32,251)	(1,492)
Supplementary information			
Cash paid (received) during the year for items relating to continuing operations			
Interest	**5,564**	4,122	5,283
Income tax refunds	**(541)**	(1,308)	(1,082)
Income tax payments	**–**	–	3,505
Equipment acquired under capital lease	**9,535**	–	–
Communications shares acquired on exchange of investment	**11,908**	–	–
Portion of proceeds on sale of pharmacy services business derived from capital stock of the purchaser	**–**	–	207,174

26. ADDITIONAL EARNINGS (LOSS) PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings (loss) per share.

	Year ended December 31		
	2001	2000	1999
	$	$	$
Basic earnings per share computation			
Numerator			
Loss from continuing operations	**(65,016)**	(11,378)	(93,964)
Accretion of equity component of debentures payable	**(3,159)**	(3,017)	(2,789)
Loss available to common shareholders – continuing operations	**(68,175)**	(14,395)	(96,753)
Earnings (loss) from discontinued operations	**2,803**	(34,055)	142,162
Denominator			
Weighted average common shares outstanding	**23,030**	24,860	26,258
Basic loss per share from continuing operations	**(2.96)**	(0.58)	(3.68)
Basic earnings (loss) per share from discontinued operations	**0.12**	(1.37)	5.42
Basic earnings (loss) per share	**(2.84)**	(1.95)	1.74
Diluted earnings per share computation			
Numerator			
Loss from continuing operations	**(65,016)**	(11,378)	(93,964)
Accretion of equity component of debentures payable	**(3,159)**	(3,017)	(2,789)
Loss available to common shareholders – continuing operations	**(68,175)**	(14,395)	(96,753)
Earnings (loss) from discontinued operations	**2,803**	(34,055)	142,162
Denominator			
Weighted average common shares outstanding	**23,030**	24,860	26,258
Diluted loss per share from continuing operations	**(2.96)**	(0.58)	(3.68)
Diluted earnings (loss) per share from discontinued operations	**0.12**	(1.37)	5.42
Diluted earnings (loss) per share	**(2.84)**	(1.95)	1.74

For the years ended December 31, 2001, 2000 and 1999, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation as they were considered anti-dilutive.

27. PRIOR YEAR'S FINANCIAL STATEMENTS

Certain comparative figures for the years ended December 31, 2000 and 1999 have been reclassified to conform to the 2001 basis of presentation.

28. RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ, in some respects, from accounting principles generally accepted in the United States (U.S. GAAP). There are a number of differences between Canadian and U.S. GAAP, which apply to the Company's operations. For the information of the Company's U.S. shareholders, the major differences affecting measurements are described below and their effects on the consolidated statements of operations and the consolidated balance sheets are summarized.

The differences between Canadian and U.S GAAP as they apply to the Company are as follows:

The disposition of certain long-term care facilities by the Company in a previous year has been recorded as a sale for Canadian GAAP purposes. As described below under the caption "Restatement", this transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company's continuing involvement in the properties.

For Canadian GAAP purposes, the Company provides depreciation of long-term care facilities on the sinking fund basis. Under U.S. GAAP, the straight-line method of depreciation is required.

The Company follows the Canadian GAAP requirements of separate presentation of the debt and equity components of a debt instrument, when such a debt instrument can be settled by the issuance of capital stock and is convertible into equity of the Company by the holder. Interest relating to the debt component is included in the determination of operations. The equity component of the debentures is increased over the term to the full face value by charges to retained earnings (deficit). When the debentures are retired for less than face value, the gain on the equity component is included in contributed surplus. Under U.S. GAAP, allocation of compound financial instruments is not appropriate and gains on retirement are included in the determination of earnings as an extraordinary item.

The Company follows Canadian GAAP in carrying short-term investments at the lower of cost and market value. Unrealized losses in value are included in the determination of results of operations. Under U.S. GAAP, trading securities are carried at market value, with unrealized gains and losses included in results of operations.

The Company follows Canadian GAAP in carrying portfolio investments at cost and writing them down when there has been a decline in value that is judged to be other than temporary. Under U.S. GAAP, available for sale securities, which include any security for which the Company has no immediate plans to sell but which may be sold in the future, are carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.

For Canadian GAAP purposes, the Company charges share issue costs to retained earnings (deficit). Under U.S. GAAP, all costs related to the issue of shares are offset against share proceeds with the net amount being credited to capital stock.

For Canadian GAAP purposes, share purchase loans are presented as assets since the Company has the ability and intention to enforce repayment. Under U.S. GAAP, share purchase loans are presented as a deduction from capital stock.

The Company realized a gain on extinguishment of debt. Under U.S. GAAP, this gain is classified as an extraordinary item.

The Canadian accounting standard for the preparation of consolidated statements of cash flows is consistent with the guidance provided under International Accounting Standard No. 7 and, accordingly, the consolidated statement of cash flows presented in these consolidated financial statements have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission.

Restatement

The Company has restated its previously reported consolidated financial statements with respect to U.S. GAAP to correct the accounting treatment for the disposition of certain long-term care facilities recorded in a previous year. The restatement has the effect of recording this transaction as a financing rather than a sale for U.S. GAAP purposes, due to the Company's continuing involvement in the properties as described in Statements No. 66 and No. 98 of the U.S. Financial Standards Accounting Board.

The restatement of U.S. GAAP balances decreases opening retained earnings in 1999 by $24,468; increases net earnings and reduces the net loss for the years ended December 31, 2000 and 1999 by $493 and $451, respectively; increases long-term assets as at December 31, 2000 by $10,068; increases current liabilities as at December 31, 2000 by $955; increases long-term liabilities as at December 31, 2000 by $29,522; and recognizes a credit balance of $3,105 in the cumulative foreign currency translation account as at December 31, 2000.

Net earnings (loss) and earnings (loss) per common share according to Canadian and U.S. GAAP are as follows:

	Year ended December 31		
	2001	2000	1999
	$	$	$
		(Restated)	(Restated)
Net earnings (loss)			
Canadian GAAP			
Loss from continuing operations	**(65,016)**	(11,378)	(93,964)
Earnings (loss) from discontinued operations	**2,803**	(34,055)	142,162
Net earnings (loss)	**(62,213)**	(45,433)	48,198
U.S. GAAP			
Earnings (loss) from continuing operations	**(78,294)**	13,883	(96,824)
Earnings (loss) from discontinued operations	**2,803**	(34,567)	147,540
Extraordinary earnings	**3,112**	491	–
Net earnings (loss)	**(72,379)**	(20,193)	50,716
Earnings (loss) per common share			
Basic			
Canadian GAAP			
Loss from continuing operations	**(2.96)**	(0.58)	(3.68)
Earnings (loss) from discontinued operations	**0.12**	(1.37)	5.42
Basic earnings (loss) per share	**(2.84)**	(1.95)	1.74
U.S. GAAP			
Earnings (loss) from continuing operations	**(3.40)**	0.56	(3.69)
Earnings (loss) from discontinued operations	**0.12**	(1.39)	5.62
Extraordinary earnings	**0.13**	0.02	–
Basic earnings (loss) per share	**(3.15)**	(0.81)	1.93
Diluted			
Canadian GAAP			
Loss from continuing operations	**(2.96)**	(0.58)	(3.68)
Earnings (loss) from discontinued operations	**0.12**	(1.37)	5.42
Diluted earnings (loss) per share	**(2.84)**	(1.95)	1.74
U.S. GAAP			
Earnings (loss) from continuing operations	**(3.40)**	0.56	(3.69)
Earnings (loss) from discontinued operations	**0.12**	(1.39)	5.62
Extraordinary earnings	**0.13**	0.02	–
Diluted earnings (loss) per share	**(3.15)**	(0.81)	1.93

The following is a reconciliation of earnings (loss) from continuing operations, discontinued operations, and extraordinary items under Canadian GAAP to U.S. GAAP:

	2001	2000	1999
	$	$	$
		(Restated)	(Restated)
Loss from continuing operations – Canadian GAAP	**(65,016)**	(11,378)	(93,964)
Decrease (increase) by			
Market value adjustment on trading securities – net	**(18,417)**	42,417	(743)
Depreciation of long-term care facilities	**(1,052)**	(1,175)	(1,126)
Future income taxes	**5,666**	(15,179)	177
Interest on corporate debt allocated to discontinued operations	**–**	512	–
Interest on equity component of debentures payable	**(2,339)**	(2,268)	(2,096)
Long-term care facilities gain adjustment as a result of different amortization methods	**3,002**	–	–
Interest on financing obligation of long-term care facilities	**(1,742)**	(1,912)	(2,038)
Adjustment to lease expense on long-term care facilities	**2,697**	2,866	2,966
Gain on retirement of subsidiary debt	**(1,093)**	–	–
Earnings (loss) from continuing operations – U.S. GAAP	**(78,294)**	13,883	(96,824)
Earnings (loss) from discontinued operations – Canadian GAAP	**2,803**	(34,055)	142,162
Interest on corporate debt allocated from continuing operations	**–**	(512)	–
Future income taxes	**–**	–	5,378
Earnings (loss) from discontinued operations – U.S. GAAP	**2,803**	(34,567)	147,540
Earnings from extraordinary items – Canadian GAAP	**–**	–	–
Gain on retirement of convertible debentures	**2,019**	491	–
Gain on retirement of subsidiary debt	**1,093**	–	–
Earnings from extraordinary items – U.S. GAAP	**3,112**	491	–
Net earnings (loss) – U.S. GAAP	**(72.379)**	(20,193)	50,716
Other comprehensive income (loss)	**793**	(8,442)	8,169
Comprehensive income (loss) – U.S. GAAP	**(71,586)**	(28,635)	58.885

The Company has presented the accounting for employee stock option plans under U.S. GAAP using the intrinsic value based method prescribed by Accounting Pronouncement Bulletin (APB) Opinion No. 25.

The effect on the Company of applying the requirements of Emerging Issues Task Force (EITF) Abstract 00–23, "Issues Related to the Accounting for Stock Compensation under APB Opinion Number 25", which requires variable accounting for stock options granted after January 8, 2001 when the options are issued in a currency other than the primary economic environment of the employer or the employee, is not significant.

The fair value based method of accounting for employee stock option plans prescribed by Statement No. 123 of the Financial Accounting Standards Board affects net earnings (loss) and earnings (loss) per share under U.S. GAAP in the following manner.

	2001	2000	1999
	$	$	$
		(Restated)	(Restated)
Pro forma earnings (loss) from continuing operations	**(82,543)**	13,303	(100,170)
Earnings (loss) from discontinued operations	**2,803**	(34,567)	147,540
Extraordinary item	**3,112**	491	–
Pro forma net earnings (loss)	**(76,628)**	(20,773)	47,370
Pro forma earnings per common share			
Basic			
Earnings (loss) from continuing operations	**(3.58)**	0.54	(3.81)
Earnings (loss) from discontinued operations	**0.12**	(1.39)	5.62
Extraordinary item	**0.13**	0.02	–
Net earnings (loss)	**(3.33)**	(0.83)	1.81
Diluted			
Earnings (loss) from continuing operations	**(3.58)**	0.54	(3.81)
Earnings (loss) from discontinued operations	**0.12**	(1.39)	5.62
Extraordinary item	**0.13**	0.02	–
Net earnings (loss)	**(3.33)**	(0.83)	1.81

The fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 6.3%; expected dividend yields of nil%; expected lives of six years; and expected volatility of 66.6%, 65.5% and 48.7%. In addition, the pro forma disclosures in 2001 include the effects of options issued by I-Link following the acquisition of I-Link by the Company. The fair value of each option of I-Link was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001; expected volatility of 120% risk-free interest rates ranging from 3.17% to 6.62%; an expected life of three years and a dividend yield of nil%.

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

	2001 $	2000 $ (Restated)
Assets		
CURRENT ASSETS		
Cash and cash equivalents	**24,934**	52,220
Trading securities	**34,581**	67,897
Amounts receivable	**20,448**	–
Deferred income taxes	**970**	785
Discontinued assets	**4,883**	77,239
Other assets	**9,134**	9,597
	94,590	207,738
LONG-TERM ASSETS		
Property, plant and equipment	**46,361**	27,770
Goodwill and intangible assets	**15,621**	2,755
Investment in significantly influenced corporations	**–**	15,783
Other assets	**8,815**	15,642
	165,747	269,688
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**38,637**	14,189
Note payable	**–**	13,333
Mortgages and loans payable	**10,508**	251
Financing obligation	**1,082**	955
Discontinued liabilities	**2,395**	40,728
Other	**5,597**	735
	58,219	70,191
LONG-TERM LIABILITIES		
Note payable	**1,147**	26,667
Mortgages and loans payable	**13,543**	19,775
Financing obligation	**26,641**	29,522
Convertible debentures payable	**42,761**	48,501
Deferred income taxes	**31,285**	11,848
Other	**7,755**	1,449
	181,351	207,953
Minority interest	**148**	–
Shareholders' Equity		
Capital stock	**92,611**	102,386
Additional paid-in capital	**6,097**	2,200
Accumulated deficit	**(118,573)**	(46,171)
Accumulated comprehensive income	**4,113**	3,320
	165,747	269,688

Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale, and cumulative foreign currency translation adjustments. The effect on the Company's results is as follows:

	Year ended December 31		
	2001	2000	1999
	$	$	$
		(Restated)	(Restated)
Accumulated comprehensive income – Beginning of year	**3,320**	11,762	3,593
Unrealized gain (loss) on available for sale securities	**(411)**	(6,872)	9,393
Reclassification adjustment for gains on available for sale securities	**–**	(2,306)	–
Change in cumulative foreign currency translation account	**1,204**	736	(1,224)
Accumulated comprehensive income – End of year	**4,113**	3,320	11,762

The composition of accumulated comprehensive income is as follows:

	Year ended December 31		
	2001	2000	1999
	$	$	$
Unrealized holding gains (losses)	**(196)**	215	9,393
Cumulative foreign currency translation account	**4,309**	3,105	2,369
Accumulated comprehensive income – End of year	**4,113**	3,320	11,762

Recent U.S. accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company believes that the adoption of SFAS 141 effective January 1, 2002 will not have significant impact on its consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company is currently assessing, but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is currently evaluating the effects of this Statement.

In August 2001, the FASB issued the SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the effects that the adoption of SFAS 144 will have on its financial position and results of operations.

DIRECTORS

NORMAN CHIRITE
Managing Director, Counsel Corporation

NORMAN HILL
President, Norman Hill Realty Inc.

PHILIP REICHMANN
Chief Executive Officer,
O&Y Properties Corporation

ALLAN SILBER
Chairman & Chief Executive Officer,
Counsel Corporation

GERALD TURNER
President Emeritus, Mount Sinai Hospital

OFFICERS

ALLAN SILBER
Chairman & Chief Executive Officer

NORMAN CHIRITE
Managing Director

JENNIFER DORÉ
Director

SAM KHOURY
Vice President & Controller

KELLY MURUMETS
Executive Vice President

JOSHUA SILBER
Vice President

GARY WASSERSON
Managing Director

STEPHEN WEINTRAUB
Senior Vice President & Secretary

HOWARD WORTZMAN
Vice President, Finance

CORPORATE INFORMATION

COUNSEL CORPORATION
The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061

COUNSEL CORPORATION (US)
280 Park Avenue
West Building, 28th Floor
New York, New York 10017
Tel: 212 286 5000
Fax: 212 286 5036

COUNSEL SPRINGWELL COMMUNICATIONS LLC
One Landmark Square, Suite 320
Stamford, Connecticut 06901
Tel: 203 961 9000
Fax: 203 961 9001

SHAREHOLDER INFORMATION

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc.
Tel: 303 984 4034

CAPITAL STOCK & CONVERTIBLE DEBENTURES
At December 31, 2001, there were 22,493,000 common shares and $42,761,000 convertible debentures outstanding.

STOCK & DEBENTURE LISTING
Counsel Corporation's common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN. Its convertible debentures are listed on The Toronto Stock Exchange under the symbol CXS.DB.U

SHAREHOLDER & INVESTOR CONTACT
Stephen Weintraub
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com
Website: www.counselcorp.com

ANNUAL MEETING
Counsel Corporation's Annual Meeting of Shareholders will be held on June 26, 2002 at 4:00 p.m. in the TSE Conference Centre of The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario. All shareholders are invited and encouraged to attend.

Creative: Scott Thornley + Company Inc. st-c.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Counsel Corporation

By: /s/ Allan C. Silber
Name: Allan C. Silber
Title: Chief Executive Officer

Date: June 25, 2002

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